
10011933

Modernizing Health Care

2009 Summary Annual Report



UnitedHealth Group

Table of contents

The names and health information for individuals included in this report have been used with their express permission.

UnitedHealth Group is a leading health care company, serving more than 70 million people. Our family of companies touches nearly every aspect of health care, helping people live healthier lives.

We help people find and receive the best care possible. We work to provide them with access to the quality care they need at an affordable cost. And we provide information, guidance and tools to help people make more informed decisions about their health, health care and well-being. These decisions have lifelong, sometimes life-defining, consequences. We embrace this position of trust and the critical social responsibility we have to serve people's health care needs in the United States and worldwide. UnitedHealth Group plays a unique role in modernizing the health care system and making it work better for everyone, through innovation, advanced technology and careful stewardship of our unparalleled resources and capabilities.

UnitedHealthcare provides comprehensive commercial health benefits for individuals, small- and medium-sized businesses and large national and international companies. In partnership with AARP, **Ovations** delivers health care services tailored to the needs of people over 50, serving one in five Medicare beneficiaries nationwide. **AmeriChoice** is the largest U.S. company serving low-income families through programs like Medicaid and the Children's Health Insurance Program (CHIP). **OptumHealth** works with health plans, employers and the public sector to bring together information, interventions and holistic solutions that help people make better decisions, achieve their health and well-being goals and finance their health care needs. **Ingenix** develops health information and technology that improve health system performance and streamline administration. Through **Prescription Solutions** we are a leader in the management of pharmacy benefits.

Dear shareholders:

In 2009, the people of UnitedHealth Group delivered a strong performance while advancing our mission to help people live healthier lives, despite a very difficult economy. We demonstrated consistency in effectively managing medical costs and continued to reduce our own operating costs. Our businesses again steadily delivered in service and practical innovation. We continued to combine national scale with local responsiveness and further diversified our products, services and markets. We built stronger relationships with the people we serve across the health care community. Our balance sheet grew stronger — our investments performed well and our leverage decreased.

As a result, we entered 2010 a much stronger enterprise. We are positioned for the next generation of growth, in both health benefits and health services. While we cannot predict what changes ultimately will be introduced to the health care system, we understand that in any setting we must combine consistent fundamental execution with our proven ability to adapt to core market demands and continuously innovate in practical ways across the health care experience.

The extraordinary, national debate over the future of health care in the United States serves to shine a spotlight on a key challenge: How do we modernize the health care system, in a fiscally responsible manner, to make quality health care accessible and affordable for all Americans?

Finding innovative, practical and financially responsible answers to that question has been our objective for more than two decades. This annual report highlights just a handful of the many ways we are helping create a more modern and effective health care system. We continue to make it easier for people to get the care they need, to personalize and simplify their health care experience, to strengthen the bonds between patients and their physicians, to foster the introduction of modern technology and to find new ways to control the rising costs of health care.

These advances are critically important. As we move into the next decade, we believe positive, competitive pressures and ever-growing demands from individuals and employers, physicians and medical facilities and state and federal governments will open the health care system to even greater change ... change that will accelerate the evolution of new products and services and cost-effective new technologies, spurring even more rapid modernization of our health care system.

Quite simply, we are helping to create the infrastructure and capabilities that will enable a modernized American health care system to take root and function more effectively for all participants.

The changes we envision include:

- Common administrative standards and enabling technology will connect and unify patients, health care providers, health benefit plans and the entire health care sector. Actionable information will be available electronically to help physicians and patients make better decisions together.
- Evidence-based medicine will become widely accepted and consistently practiced, improving care quality and helping to control costs.
- Transparency, performance accountability and comparative effectiveness will be adopted across all care services, just as they are in other sectors of the economy.
- Americans will become better informed consumers of health services, because there will be personalized motivations to be engaged, including financial incentives.
- Better management of care, driven by education, adherence to evidence-based medicine and aligned incentives for patients and health care providers, along with supporting information and technologies, will become ubiquitous to health care, built right into the core of how medicine is practiced rather than existing as a parallel "administrative" function as it is today.
- Health care will adopt a culture of prevention that promotes good health rather than simply treating illnesses as they are presented in the doctor's office or the emergency room.

- There will be a new focus on the challenges of helping people cope with chronic disease, as well as the importance of health and wellness programs that can prevent the onset of those conditions for many years or a lifetime.
- Health care will be purchased based on the effectiveness of achieving health outcomes, not the volume of services rendered.
- All health care transactions will follow the lead of the financial industry and become totally electronic.
- Public health plans, like Medicare and Medicaid, will be modernized to become more economically viable for the long term and enable better care. The modernization of Medicare is perhaps the greatest area of opportunity to positively influence health care nationally, as well as to improve our financial outlook as a nation.

These changes to our health care system will promote a positive health agenda for our nation and a positive growth agenda for a company with the range of capabilities, market positions, capital strength and experience of UnitedHealth Group. Our business model and philosophy are designed to align with and help enable this national path into a better health care future.

We are already delivering many of these modernizations to the marketplace. We have developed and invested in innovative technologies that bring the health care sector into the 21st century. We pioneered the financial services market for health care. We are a leader in the introduction of consumer-focused benefits and services, and we have more integrated and performance-based care delivery payment relationships than anyone else in health care.

As we have for a decade, we continue to develop and enrich our three core competencies, which are the building blocks of a better health care system:

- Information — to guide and lead;
- Technology — to enable, simplify and modernize; and
- Expertise in clinical access and management — to consistently deliver higher quality, lower cost and consumer affordability in health care.

We leverage these competencies to help the health care system perform to its potential. Quite simply, we are helping to create the infrastructure and capabilities that will enable a modernized American health care system to take root and function more effectively for all participants.

We will remain focused on executing on the fundamentals, prepared to further elevate our performance in medical and operating cost management and deliver an even better experience and value to the markets we serve.

UnitedHealth Group is ready to help make health care more accessible and affordable, and take a leading role in our nation's efforts to modernize health care.

And as we help lead and adapt to change, we are meaningfully deepening our culture as a company to better serve the vital social needs of health care. This is apparent in externally measured satisfaction levels among key stakeholders and in the trust we continue to build with those we touch in the health care community.

Engagement among our employees increased significantly in 2009, on top of substantial gains in 2008. Set against the challenging business and political climate this year, this is a testament to the spirit and commitment of our people to our mission.

In 2010 we plan to further strengthen and diversify our competitive capabilities to deliver more consistent organic growth and further market expansion across our businesses. We will remain focused on executing on the fundamentals, prepared to further elevate our performance in medical and operating cost management and deliver an even better experience and value to the markets we serve.

Over the next year, you will see our benefits businesses become even more integrated within a more streamlined organization with razor-sharp cost and price sensitivities. Our benefits offerings will become more tightly aligned behind the strong UnitedHealthcare brand name, while the businesses themselves remain distinct, market-facing organizations, dedicated to the differing needs of the benefit markets we serve — commercial, senior and public benefits.

Our health services businesses will fully concentrate on helping the whole health system modernize and perform better. These businesses have been expanding to address the needs of the care delivery side over the past two years. We expect the pace of this expansion will accelerate.

The U.S. health care market will move forward and grow, driven by the need of our society for sustainable care, for even more effective cost controls and for better overall system performance. UnitedHealth Group is ready to help make health care more accessible and affordable, and take a leading role in our nation's efforts to modernize health care. In the years to come, it will be our progressive adaptability that will translate into high performance and distinctive value for our customers and our shareholders.

Sincerely,



Stephen J. Hemsley
President and Chief Executive Officer

Service you can trust—transplant patient says, "One call . . . and I never worried again"

For virtually his entire life, David Reoch suffered from diabetes. Diagnosed at age 7 after he fell into a coma, David has been through more medical procedures than he can remember. His friends jokingly call him the "Bionic Man."

Several years ago he visited the doctor because he was feeling increasingly fatigued. David says that his physician had him take a cardiac treadmill test. After about 30 seconds the doctor asked if David carried nitroglycerin. David said, "No, why?" The doctor replied, "Well, get off the treadmill and put this pill under your tongue, because you're about to have a heart attack."

Subsequent tests showed that David had recently suffered a mild heart attack, and he had more blockages in his heart. He required immediate bypass surgery.

Afterward, his doctors told him his heart problems were primarily caused by complications of diabetes, and referred him for pancreatic transplant surgery to eliminate the diabetes and halt further progression of the many complications he was already experiencing. Because of the seriousness of his condition, he moved quickly through the preparations for possible transplant surgery. But then David switched jobs and his health care coverage changed to UnitedHealthcare. David worried that this change might slow his progress toward, or perhaps even block, the transplant.

He called UnitedHealthcare's toll-free number to review his coverage with an employee who assists customers with questions about benefits and health coverage. Within a day, he received a call from a registered nurse at UnitedHealthcare who conducted



Within a day, he received a call from a registered nurse at UnitedHealthcare who conducted an interview. She told him everything would be taken care of.


Melissa and David Reoch

an interview. She told him everything would be taken care of. Confused, David sheepishly asked, "I'm not sure I understand you correctly. Am I going to have coverage with UnitedHealthcare?"

"Yes," he was assured. "It'll be fine."

"I thought for sure I'd have a stack of papers in the mail the next day to fill out, but it was pretty much one phone call, a return phone call from UnitedHealthcare and I was done, and I never worried about it again," said David.

When a new pancreas became available, David traveled to a hospital with a program specializing in the procedure and underwent surgery. It was a "life-changing experience," according to David. "Every moment is different now because with a new, functioning pancreas I'm not planning my life around diabetes."

As David recovered, the next year was perhaps the most difficult in his life, but his nurse specialist from UnitedHealthcare was in constant contact with him, asking what she could do to help address his health care needs. David jokes that UnitedHealthcare was checking on his progress almost as frequently as the transplant team.

When people ask David how he got through major transplant surgery, he has a simple answer, "I've had a great insurance company that took care of me. It might sound silly for a guy to say, 'Oh, my health care company is a huge part of my life,' and it might sound like some advertisement that nobody believes when you see it on TV, but it's categorically true."

UnitedHealth Group works hard to earn this kind of trust in the dependability of our service with everyone we touch and who touches us. In 2009, the company continued to enhance service by making it even easier, simpler and more personal.

Consumer call centers continued to deliver excellent results. Call center accuracy remains strong. All UnitedHealthcare customer service call sites are located in the United States. With 14 service sites across the nation, employees can easily support unexpected surges in call volume or site outages. Satisfaction scores in 2009 rose to 92.7 percent with the average time to answer calls remaining below 30 seconds. Employees at call centers can immediately transfer complex benefit questions to experts who have the information and authority to resolve them on the phone.

UnitedHealthcare also offers its health advisor service. Health advisors serve as a person's advocate and single point of contact in helping them understand their health care options and resolve issues across medical, pharmacy and financial products. Each health advisor is responsible for full resolution of a patient's issue and will follow up with that person once resolution is complete. When appropriate, advisors help educate consumers about relevant programs to help them use their benefits most effectively and will even help them in setting up appointments with care providers or with a billing dispute. Health advisors have the highest customer satisfaction rating within UnitedHealthcare at 94.8 percent.

"Every moment is different now because with a new, functioning pancreas I'm not planning my life around diabetes." — **David Reoch**

Claims processing accuracy climbed to 99.6 percent in 2009 with the great majority of claims processed automatically and 96.6 percent of all claims processed within 10 days. UnitedHealthcare also supplies physicians with real-time processing of claims in their offices, delivering accurate results in seconds that provide patients with details of claim benefits and their financial responsibility.

A 2009 survey of health benefit plan consultants who work with large U.S. employers found that their satisfaction with UnitedHealthcare's sales force and client management staff continued to increase. Health and wellness and consumer engagement products directly impacting customers, and the breadth and quality of UnitedHealthcare's network, claims processing and customer service were positively noted by those consultants.

UnitedHealthcare is also making service to brokers, consultants and employer groups easier to access, simpler and more personal with its Service Hotline, United eServices® and Employer eServices® Web sites, and dedicated client service managers who track issues end-to-end, providing updates on progress and ensuring client agreement with resolutions.

Consumer call centers continued to deliver excellent results. Call center accuracy remains strong.


Call center supervisor Shirlee Brown, UnitedHealthcare

2009 call center scores

94%
first call resolution

92.7%
satisfaction scores

99.6%
claims dollar accuracy

82.2%
claims automatically processed

97.9%
CALL ACCURACY

96.6%
claims processed within 10 days

Under 30 seconds
average time to answer consumer calls remains below 30 seconds



"21st century house call" delivers care to communities in need

One of the most fundamental ways to increase access to the health care system is making sure people simply have the opportunity to see a doctor when they need to.

Today, millions of people in rural and underserved urban communities do not have adequate access to primary physicians, much less to medical specialists. The nearest doctor may be many hours away and a trip to consult a medical specialist could require a plane flight. The Association of American Medical Colleges estimates that the United States is facing a shortage of 159,000 primary care physicians by 2025, which will compound the problem.

UnitedHealth Group has partnered with Cisco to build the first national telehealth network, which will give patients access to physicians when in-person visits are not possible. This program uses modern telecommunications and medical technology to deliver a virtual doctor's visit to patients wherever they are — through mobile units that travel to patients, on-site units in the workplace and in retail locations, and eventually through home-based devices.

Linked via high-definition video conferencing, the doctor "sees" patients in a soundproof office with assistance from an on-site nurse. Physicians can then perform examination procedures remotely, such as taking blood pressure and checking a patient's ears, nose and throat, and treat a wide variety of acute

159,000

POTENTIAL SHORTAGE OF PRIMARY CARE PHYSICIANS BY 2025

Today, millions of people in rural and underserved urban communities do not have adequate access to physicians ...



UnitedHealth Group's collaboration with Project HOPE will provide underserved communities in rural New Mexico access to much needed health services.

and chronic conditions. This advanced telehealth program can provide specialist consultations and checkups for more complicated conditions like diabetes, hypertension and heart disease. Through telehealth technology, doctors are able to consult with their colleagues about specific cases and share critical information and expertise.

UnitedHealth Group launched its first mobile telehealth clinic in 2009 in an 18-wheel tractor trailer, showcasing the technology and connectivity available through the network.



UnitedHealth Group's mobile telehealth clinic uses modern technology to deliver a virtual doctor's visit to patients wherever they are located.

Collaboration with Project HOPE in New Mexico

One of the first telehealth initiatives is an ongoing collaboration with Project HOPE — the world-renowned health education and assistance organization — using UnitedHealth Group's mobile clinic to provide underserved communities in rural New Mexico access to much needed health services and to educate residents about the risks of chronic diseases.

Forty-five percent of New Mexico's population is of Hispanic origin — a group that is highly predisposed toward type 2 diabetes, according to the Centers for Disease Control and Prevention. The mobile clinic will provide health screenings and treatment for diabetes, pre-diabetes and other chronic conditions, such as high blood pressure and heart disease.

Collaboration with Meharry Medical College in Tennessee

AmeriChoice, UnitedHealth Group's business dedicated to state Medicaid and other programs for the underserved, is collaborating with Meharry Medical College in Nashville to provide people in rural and underserved areas of Tennessee access to Meharry Medical Group physicians by using telehealth technology. Individuals seeking adult specialty medical services will be able to consult specialists located in Meharry's Nashville offices, such as a dermatologist or neurologist, through telehealth technology by visiting one of the approximately 80 community health centers across the state.

Meharry Medical Group is composed of physicians who serve on the faculty of Meharry Medical College, the nation's largest private, independent, historically black academic health education and research center. Dr. Wayne J. Riley, president and CEO of the college, said, "Meharry Medical College has a rich tradition — stretching back over a hundred years — of delivering quality health care to people in poor, minority communities and underserved communities. UnitedHealth Group's telehealth technology will help Meharry physicians provide care to even more who are in need. We take great pride in being on the cutting edge, providing opportunities to people of color and individuals from disadvantaged backgrounds, regardless of race or ethnicity; delivering high quality health services; and conducting research that fosters the elimination of health disparities. Through this innovative telehealth program, we can extend the benefits of our research and medical expertise to more people, more effectively."


Dr. Wayne J. Riley, president and CEO, Meharry Medical College, Nashville, Tenn.

"Through this innovative telehealth program, we can extend the benefits of our research and medical expertise to more people, more effectively."

— Dr. Wayne J. Riley

Changing lives and saving money in the fight against diabetes

In 2009, the United States spent $2.5 trillion on health care, which is approximately 17 percent of our nation's gross domestic product. By 2019, that number may surpass $4.5 trillion and is expected to continue to rise. These costs have real world effects: forcing businesses to reduce coverage and placing unneeded hardship on families that lose access to care, while diminishing our nation's global competitiveness in challenging economic times.

UnitedHealthcare studies show the average annual cost for treating individuals with diabetes and pre-diabetes as:

Pre-diabetes	$ 5,000
Undiagnosed diabetes	$12,000
Diabetes without complications	$10,000
Diabetes with complications	$30,000

$174B

2007 COST OF DIABETES TO THE U.S. ECONOMY

UnitedHealth Group is focused on finding new and innovative ways to promote better health while controlling costs — saving lives *and* saving money. Modernizing health care by embedding preventive medicine in the system is an important key to this effort.

The company is currently using this approach to combat diabetes, a devastating chronic disease that afflicts an estimated 24 million adults in the United States alone. Another 57 million people are considered pre-diabetic. Though diabetes can often be controlled with effective care, research from the Centers for Disease Control and Prevention shows that 60 percent of people with diabetes do not follow their physicians' advice on how to manage the disease.

In UnitedHealthcare's Diabetes Health Plan, those suffering from diabetes or pre-diabetes, along with their family members, are guided toward physicians who have documented success in treating the disease. Participants are educated about chronic disease, how to manage it and the importance of routine care. Out-of-pocket expenses for individuals are reduced and enhanced benefits are offered in exchange for compliance with preventive care guidelines.

According to Dr. Deneen Vojta, senior vice president, UnitedHealth Group and a leader in the development of the Diabetes Health Plan, "The design of UnitedHealthcare's Diabetes Health Plan meaningfully engages people based on their individual health needs. We're finding that once people have the tools, support and incentives to make simple changes, the response is phenomenal. There is a massive, untapped opportunity for millions of Americans to slow the progression of diabetes and avoid life-threatening complications. The added bonus is that progress in combating diabetes could save U.S. employers billions of dollars in health care costs."

The plan was piloted with General Electric, Hewlett-Packard and Affinia in 2009. All three companies have renewed or expanded their participation in the program and a number of other groups, including the city of New Orleans and the American Postal Workers Union Health Plan, will offer the plan in 2010.

Dr. Robert S. Galvin's work as General Electric's executive director of Health Services and chief medical officer, is focused on keeping 300,000 employees healthy. He is one of the nation's leading proponents of innovation in health care management. Dr. Galvin says that General Electric was interested in participating in the Diabetes Health Plan pilot because it is one of the few new


Dr. Deneen Vojta, senior vice president, UnitedHealth Group and a leader in the development of the Diabetes Health Plan

programs that combines innovation, incentives *and* accountability. As he puts it, the Diabetes Health Plan "really connects the dots.

"Everybody participating in this program has to do something differently. Everybody has to take their share of the responsibility for making it work successfully," says Dr. Galvin. "The employer has to be willing to waive or lower the copay as incentive for their employees and take the risk on the company's investment in the program. To get enhanced benefits, employees have to go see their doctors regularly, make sure they get their lab tests and follow their physicians' plans for their treatment. And health care providers must agree to follow evidence-based medicine to receive a performance bonus and an increased volume of patients directed to their practices."

"We're finding that once people have the tools, support and incentives to make simple changes, the response is phenomenal." — **Dr. Deneen Vojta**

One-on-one: guiding a cancer patient to better care and a brighter future

Cancer is the second most common cause of death in the United States, exceeded only by heart disease. A cancer diagnosis is frightening and the decisions that must be made can seem overwhelming. UnitedHealth Group offers a program that provides a unique service to customers and their families who are facing cancer: the OptumHealth Cancer Support Program, a highly personalized source of information and support.



Patty Migler, RN, BSN, OCN, case manager, Cancer Support Program, OptumHealth

OptumHealth works with cancer centers clinically proven to provide exceptional care for patients with complex cancers. Treatment at these Centers of Excellence can result in a more consistently accurate diagnosis; care that is planned, coordinated and provided by a multidisciplinary team of experts who specialize in the patient's specific kind of cancer; appropriate therapy; fewer complications and higher survival rates; and shorter hospitalizations and lower costs.

In addition, experienced nurse advocates help patients make informed decisions about their cancer care and navigate the health care system. They help prevent and manage symptoms and side effects to reduce inpatient admissions and emergency room visits. They also collaborate with treating physicians, help manage pharmacy costs and educate patients regarding hospice services and palliative care.

Nancy Mack is a director of project management in UnitedHealth Group's Information Technology department. When she was diagnosed with breast cancer, the news made her and her family fearful and uncertain about the future. She turned to OptumHealth's Cancer Support Program. Nancy was connected to Patty Migler, one of 59 clinicians who staff the program.

"Patty spent a lot of time with me, explaining all the different kinds of breast cancers and what each kind of diagnosis meant," said Nancy. "When I received my pathology reports, Patty reviewed them with me, line by line, to make sure that I understood exactly what I was dealing with."

After undergoing her first round of tests, Nancy was told the cancer had spread — and she was facing a terminal diagnosis. Despite the grim news, Patty encouraged her to stay positive and get a second opinion. She arranged for Nancy to see a cancer specialist at one of the program's Cancer Centers of Excellence.

The second opinion disputed the first diagnosis and Nancy began treatment, which included surgery, radiation and chemotherapy. Patty was there to support Nancy throughout each step, explaining symptoms or often just placing a friendly phone call to see how Nancy was feeling.

Today, Nancy is cancer-free for more than three years and she credits Patty for getting her through the experience.

"Without Patty, I don't think I would be here today. She was the one who encouraged me to get the second opinion. She helped me take control of the situation and fight for my life, so that I'll be around for a long time. I think that she's a great gift to this company and this community."


Nancy Mack

Today, Nancy is cancer-free for more than three years and she credits Patty for getting her through the experience.

Welcome to the Patient Centered Medical Home



Dr. Sam Ho, chief medical officer, UnitedHealthcare

29%

FEWER EMERGENCY ROOM VISITS

Early results from the Patient Centered Medical Home project are promising

29% fewer emergency room visits, **11%** fewer preventable hospitalizations and **6%** fewer visits to the doctor's office

In a modernized health care system, everyone should have a strong relationship with his or her primary care physician — a "medical home" where the patient and doctor work together to coordinate comprehensive care with an emphasis on overall wellness and preventing disease, improving the care of chronic conditions, behavioral health support and patient education.

In 2009, UnitedHealthcare launched Patient Centered Medical Home (PCMH) projects in collaboration with select primary care physician practices in Arizona, Colorado, Ohio, Rhode Island and New York.

Dr. Jeffrey I. Selwyn, internist and president of New Pueblo Medicine in Tucson is an enthusiastic participant. "To try to be on the cutting edge of patient-centered awareness and practice is a tough task, but it's something that has been a passion of mine," he said. "I'm very pleased to see this passion finally coming to fruition."

The Patient Centered Medical Home offers a holistic and well-integrated approach to providing patients with safe, effective, comprehensive care — an antidote to what is too often fragmented and episodic care from various health care providers and facilities.

"The medical home model goes beyond simply the diagnosis and treatment of injury and illness," said Dr. Sam Ho, chief medical officer, UnitedHealthcare. "The Patient Centered Medical Home provides an overarching context for care, strengthening the bond between doctor and patient because the doctor has a better understanding of each patient's needs and preferences. We believe that moving to this model for the delivery of primary care will result in higher quality, more effective care, while improving medical outcomes and reducing health care costs."

Dr. Selwyn explained, "It is truly a team-based model where there's a very significant bond between the patient and the physician. It's a 50-50 partnership. We engage our patients to really be involved in their own care."

UnitedHealthcare provides the technology and infrastructure support to improve information systems and adherence to

"The Patient Centered Medical Home will result in higher quality, more effective care ..." — **Dr. Sam Ho**

evidence-based medicine. Furthermore, physicians also stand to receive enhanced reimbursement in recognition of superior care coordination, improved access, better patient communications, delivery of preventive and chronic care and improvements in patient experience and satisfaction. Increased compensation can be funded by the medical cost savings from improved health outcomes resulting in fewer hospitalizations, better coordination with specialists, fewer emergency room visits and more cost-effective medication use.

"What UnitedHealthcare is doing allows benefits for the private physician, the patient and plan sponsors," Dr. Selwyn said. "Better health care, better outcomes for patients and less expenditure."

The PCMH model was developed by primary care physicians in the United States, including the American Academy of Family Physicians, the American College of Physicians, the American Osteopathic Association and the American Academy of Pediatricians. UnitedHealthcare's pilot program in Arizona is available to customers in employer-sponsored benefit plans and Medicare Advantage and Medicaid health plan customers.

"It is truly a team-based model where there's a very significant bond between the patient and the physician." — **Dr. Jeffrey I. Selwyn**



Dr. Jeffrey I. Selwyn, internist and president, New Pueblo Medicine, Tucson, Ariz.



Safety and support for the most vulnerable in a complex health system

The U.S. health care system's complexity and often fragmented delivery of care can negatively impact quality. UnitedHealth Group uses technology to help organize care and make it safer; and the company provides expert guidance to help individuals navigate a confusing and sometimes contradictory system. Here are two examples of how UnitedHealth Group is modernizing health care to improve quality.

The Drug Interaction Alert Program is an innovative program that specifically identifies potentially dangerous drug interactions.

Tracking prescriptions for dangerous interactions

Many people see more than one doctor or fill prescriptions at more than one pharmacy for a broad range of medical conditions. This is true particularly for patients with multiple medical challenges and the elderly who often are facing a number of common chronic conditions. This can mean that physicians and pharmacists are unaware of all the medications a patient has been prescribed, which may lead to dangerous drug interactions that are harmful to patients, costly for the health care system and largely avoidable.

Prescription Solutions, UnitedHealth Group's pharmacy benefit management business, has developed the Drug Interaction Alert Program (DIAP), an innovative program to specifically identify potentially dangerous drug interactions.

Heidi Lew, Pharm. D., Prescription Solutions vice president, Clinical Programs, explained, "First, we collaborated with an advisory group of physicians to identify drug interactions most likely to result in serious harm to patients. The drug interaction alert system monitors the millions of prescriptions filled by pharmacies for customers every month to identify instances where a person may be receiving multiple medications that could cause them harm. When possible drug interactions are identified, patient-specific notifications that set out the potentially clinically significant drug-to-drug interactions are sent to alert prescribing physicians promptly, often within 24 hours."

Physicians report that the drug interaction alert system helps them take better care of their patients. Dr. Alan Nili runs a family practice in Irvine, California. His patients range from 12 to over 90 years of age, with geriatric patients now comprising more than 50 percent of the patients he sees.

Dr. Nili stated, "Some seniors are taking 10 to 12 different medications, so it can be very difficult to keep track of the interactions. My patients could be receiving prescriptions from other specialists, such as cardiologists and orthopedists, without my knowledge. Receiving a notification from Prescription Solutions alerts me to either switch medications to a different group or to let the patient know there might be side effects with specific combinations of medications."

Research shows that the drug interaction alert system not only reduces the risk of adverse drug reactions and harm to patients, it provides significant savings to the health care system. Depending on the type and severity of drug interaction, the drug interaction alert system can potentially reduce medical costs up to $13,000 for treatment of a patient at risk.

Guiding a caregiver through the health care maze

Rhonda Burcham, RN, is a care manager in SecureHorizon's Post Acute Transition Team, a clinical program offered by Ovations to Medicare recipients. She first contacted Richard Radlinger when his wife Mary Jane had just been admitted to an acute care facility after suffering a stroke. Rhonda said that Richard was full of questions and very worried: What did their insurance cover? How would he find the treatments his wife needed? How could he ever take care of her on his own?

As Richard explained, "You walk into that situation and you just don't know where to turn, and that's where I was. I'm the only caregiver. We've been married 48 years and I'm 73."

Rhonda went to work immediately, helping to arrange proper speech, occupational and physical therapy in preparation for discharge from the facility. She recommended home care for a time and helped expedite out-patient speech therapy. Rhonda found answers to all their questions related to their insurance. She said, "I spent a lot of time with both of them throughout Ms. Radlinger's stay, and at discharge he was comfortable with taking her home." Rhonda admired their courage. "They are a really awesome couple who have been through a very difficult and challenging time. It was great to have the opportunity to help make a difference in their lives."

The admiration was mutual, as Richard stated, "I think the world of Rhonda. I'm not trying to unduly put a burden on anybody, but I can't do all the stuff myself. The mental health of the caregiver is important, because it's such a dramatic change in our lifestyles. Rhonda was a blessing to us. That's all I can tell you."



Rhonda Burcham, RN, care manager, SecureHorizon's Post Acute Transition Team, helps guide customers through a sometimes confusing health system.

315M

PRESCRIPTIONS PROCESSED ANNUALLY BY PRESCRIPTION SOLUTIONS

Information: the lifeblood of health care

Information technology has the power to transform health care. UnitedHealth Group built a $2 billion business, Ingenix, around that idea. Ingenix is committed to using the power of health information and analytics to help save lives, improve care and modernize the health care system.

To begin to address the inefficiencies plaguing the health care system, Ingenix starts with large and robust resources of health care data, including 32 terabytes of information covering more than 90 million people, and the performance of 600,000 physicians and other health care providers.

Health care information is abundant. Every time a person goes to a doctor's office or a hospital, gets a lab result, orders a prescription or interacts with the health care system in any way, a record is created.

Those kinds of records, combined with information on the activities of other health consumers, allows Ingenix to make important observations about how doctors practice medicine; what happens to the patients in their practice; why some patients get better and some don't; and the correlation of health outcomes to how often physicians and other health care professionals do or do not follow evidence-based guidelines for care.

Ingenix organizes these vast data resources, analyzes the information and puts the results into action throughout the health care system — all while ensuring that the privacy and security of patient information is protected.

Ingenix's Natural History of Disease solution

Ingenix's Natural History of Disease solution and its application to the analyses of diabetes provides one example of how this works. Ingenix looked at data — which had been

Ingenix organizes these vast data resources, analyzes the information and puts the results into action throughout the health care system.







Based on a person's health profile, UnitedHealth Group can create a personalized blueprint for healthy living and customized outreach, including by telephone, direct mail, online and mobile device.

de-identified to protect individual privacy — related to people suffering from diabetes. The company studied treatments that are successful and the results of non-treatment. Ingenix also closely considered the factors leading up to the diagnosis of diabetes: What characteristics did these people share? What early warning signs might there be that would enable health interventions that would help patients in the future to avoid diabetes altogether?

Research indicated an array of symptoms diabetes patients experience long before their diagnosis. For example, Ingenix discovered that many of these patients suffered either from insomnia or sleep apnea. The company found patients with these symptoms are 30 percent more likely to become diabetic in the future, if nothing changes. Additionally, their chances of developing diabetes increases in the presence of obesity or certain other signals. Ingenix looked at patients from this group who went on to suffer from diabetes and those who did not — and the difference in how these two groups were treated.

Understanding these potential links and consequences is a powerful way to help improve health and dramatically reduce costs.

With the insights gained from this work, Ingenix moves from being able to identify and suggest treatment for patients with pre-diabetes to helping treat people who are at risk for developing pre-diabetes. Patients can be educated about potential risks to their health much earlier, and helped to take measures to protect themselves, potentially reducing or avoiding the life-changing impacts of chronic disease.

Ingenix can also compare the difference in the cost of caring for these patients. Because untreated diabetes is linked to cardiovascular disease, the cost difference between patients who follow their treatment plan and those who do not can be staggering. Understanding these potential links and consequences is a powerful way to help improve health and dramatically reduce costs.

Based on average costs, the difference in the cost of care for treated and untreated patients for the group Ingenix studied was more than $340 million per year. Applied across the U.S. population, that bill adds up to billions of dollars.

The eSync Platform℠

To apply information and analytics capabilities and make them more relevant for individual patients and their care providers, as well as for UnitedHealth Group's clinical engagement teams, OptumHealth worked with Ingenix to launch the eSync Platform.

eSync helps create a holistic view of a patient's medical history by organizing an individual's appropriate health care data, such as laboratory and claims information, prescription drug use and recent medical procedures and behavioral health, plus the information each person wishes to add about himself or herself and basic demographic information.

Then, using each individual's health profile, the eSync Platform creates a practical blueprint for healthy living that allows UnitedHealth Group to offer recommendations, opportunities to improve health and tips for healthy living. Outreach methods can be customized to fit patients' and care providers' needs, including telephone, direct mail, secure e-mail, personal Web portals, fax and mobile device.

The eSync Platform constantly reviews data to identify opportunities to engage with patients and care providers to help improve health. eSync concentrates on four key areas: choosing the right provider, making decisions about the right care, taking the right medication and engaging in the right lifestyle.

If needed, eSync also informs an OptumHealth personal care consultant of actionable, high-priority steps that can be taken to help a patient manage his or her health. And at critical junctures in a patient's care or in medical emergencies, eSync's care provider and patient alerts and the integrated personal health information eSync has available online can make a crucial difference in a patient's care.

Today, OptumHealth is using eSync to help deliver personalized health management programs to approximately 22 million consumers.

Information matters

37%

CHANGED PHYSICIANS

Better Decisions: 37 percent of consumers in the treatment decision support program changed to a quality-rated physician best suited for their health needs.

Better Health: Quality-designated surgeons have a 23 percent lower rate of medical complications and a nearly 20 percent lower cost. One specific example: UnitedHealth Group has seen a 64 percent reduction in readmission rates when high-risk pregnant moms deliver at a Center of Excellence.

64%

REDUCTION IN READMISSION RATES

Better Economics: Transplant Centers of Excellence produce a 57 percent lower average cost per transplant.

57%

LOWER AVERAGE COST PER TRANSPLANT

UnitedHealth Group focuses on improving the nation's health care system, helping to make quality care more accessible and affordable for all Americans. Our family of businesses today provides more than 70 million individuals with a highly diversified and comprehensive array of health and well-being products and services. We are dedicated to helping people live healthier lives.

By developing innovative solutions to the challenges of health care and harnessing the power of modern technology, we create new health care options for customers. Our products and services expand consumer choice, engage people more directly in their own health care and strengthen patient-physician relationships.

We offer health benefits in the commercial market for employer and individual customers, and hold market leading positions in the public and senior sectors. We provide health services to the participants in the health care system itself, ranging from employers and health plans, to physicians and life sciences companies.

We are a valuable partner in supporting the health and financial needs of our customers, and we serve as a trusted source of information for patients as they navigate today's complex health care landscape and make important health and lifestyle decisions.

Through our extensive network of health care providers and facilities, we purchase more than $120 billion in health care per year for our customers from roughly 700,000 physicians and other care providers, 5,200 hospitals and all major drug and device companies. We process more than 800 million claims, respond to more than 80 million phone calls, execute more than three quarters of a billion Internet transactions and support more than 24 million electronic personal health records. We maintain the only major chartered health care bank, manage almost $1 billion in assets, service nearly 2 million consumer health care accounts, and process $36 billion in electronic payments to providers annually. Our health care data assets are some of the most robust in the nation.

UnitedHealth Group has achieved market leadership by providing value to our customers through:

- A sustained focus on advancing health and well-being;
- A commitment to operational excellence;
- Product and service innovation;
- Advancement of practical technology applications to engage consumers and simplify the health care experience;
- The analytic use of information to enhance service, quality and patient safety;
- Support of science as the cornerstone of optimum health care delivery; and
- Diversification of businesses and product offerings.

At UnitedHealth Group, we value the personal nature of our relationship with our customers, understanding that individuals and families often rely on our services at crucial moments in their lives.

Because health care is delivered and accessed locally by the people we serve, UnitedHealth Group closely aligns our businesses with local communities and markets. This focus, combined with the company's national scale and breadth of resources, provides effective, responsive health care service, greater access and higher quality coast-to-coast.

Fast facts

$120B
IN HEALTH CARE PURCHASED PER YEAR

700,000
PHYSICIANS & CARE PROVIDERS IN NETWORK

5,200
HOSPITALS IN NETWORK

Our strong capital structure and asset base enable us to invest in research and development activities, which in turn stimulate business innovation and opportunity while providing stability and security for customers, business partners and our investors.

UnitedHealth Group performed well in 2009 with just over $87 billion in revenues — 7 percent year-over-year growth — and earnings of $3.24 per share. Satisfaction levels improved for every key constituency — consumers, physicians and other care providers; employers and benefit sponsors; and brokers and consultants.

We managed through many unforeseen obstacles to achieve these results, including significantly higher unemployment, anemic short-term investment yields, the H1N1 outbreak, slower buying behaviors in the market for health services, COBRA benefit extensions, unexpected state tax actions on insurance premiums and more.

While cautious about the expected economic recovery and the uncertainty surrounding health reform, we are well positioned to capture the growth opportunities that are likely to accompany the continuing modernization of the U.S. health care system.

We also continue to expand internationally in select markets as other industrialized nations confront challenges similar to those UnitedHealth Group helps resolve for Americans.

Health Benefits

In 2009, revenues in Health Benefits increased $5.5 billion, or 7 percent, to $81.3 billion, driven by the addition of nearly 1.1 million customers across the public and senior markets, as well as rate increases reflecting underlying medical cost trends. This growth was offset by a decrease of 1.7 million people served in the commercial benefits market, reflecting the significant decline in U.S. employment in 2009. Health Benefits earnings from operations for the full year were $4.8 billion.




UnitedHealthcare
A UnitedHealth Group Company

More than 24 million customers receive a comprehensive array of consumer-oriented health benefit plans and services from UnitedHealthcare, which serves the full spectrum of the commercial benefits market, from individual consumers to *Fortune 500* companies.

UnitedHealthcare's national scale allows it to provide employers and consumers innovative, personalized and cost-effective solutions geared toward their changing health care needs. These include:

- Consumer-driven health plans;
- Flexible benefit plans, like the Multi-Choice suite of offerings tailored to meet the needs of small businesses;
- Services that empower consumers to take active control of their health care needs and drive down costs; and
- Meaningful economic discounts and innovative clinical advocacy programs that promote quality care.

In 2009, UnitedHealthcare posted a gain of 115,000 people participating in consumer-driven health plans, strengthening its position as the leader in the consumer-driven health plan market segment.

Initiatives like UnitedHealthcare's Premium® designation program drive better and more efficient health decisions by encouraging use of physicians who meet quality and efficiency standards through benefit design incentives.

Delivering a comprehensive array of consumer-oriented health benefit plans and services to more than 24 million customers.

SimplyEngaged® is a product for mid-sized employers who are seeking to engage employees in their own health care and promote personal accountability. It includes a national biometric screening network and reinforces the value of healthy actions and outcomes through financial incentives and increased consumer awareness.

UnitedHealthcare leverages consumer-centric innovations to integrate clinical, behavioral, financial, administrative and claims data in practical ways.

In 2009, UnitedHealthcare introduced two new programs that illustrate the company's focus on personalized and cost-effective care. The Diabetes Health Plan is a first-of-its-kind benefit program that gives people with diabetes and pre-diabetes tools designed to help them avoid the complications of the disease. The plan focuses on early identification of diabetes and provides incentives for patients to follow a health care plan that lessens its effects.

The second new program is Patient Centered Medical Home, which creates a close partnership between patients and physicians to improve consumer access and quality at lower cost. Patient Centered Medical Homes use the latest health-information technology to ensure people receive comprehensive, coordinated and information-based care from their primary care physicians, rather than fragmented care from a range of providers.



Ovations is the largest business in America dedicated to the health and well-being of individuals over the age of 50 — the fastest growing segment of the health care market.

Through a diversified range of products and services, the company makes it easier for more than 8 million seniors — or one in five Medicare beneficiaries — to manage their health care needs.

Ovations is a market leader in delivering Medicare Advantage health benefits products, serving nearly 1.8 million people across the United States. In association with AARP, the company serves nearly 4 million people with specialized products for the senior health care market, including operating the nation's largest Medicare Supplement business. It also is the nation's largest Medicare Part D prescription drug plan provider, serving 4.3 million individuals on a stand-alone basis and another 1.6 million through Medicare Advantage Part D plans. In addition, the business is a national leader in providing health care planning, coordination and benefits to individuals residing in skilled-nursing facilities.

Ovations' success in the senior market is defined by an intense focus on customers and affordability. The company has a deep understanding of its customers' needs, and offers health benefit products that ensure predictability, stability and financial protection. Ovations offers its customers access to a broad network of doctors, individualized health and wellness programs, care coordination services and products explained in "plain language" that promote informed decision-making. The business has expanded its retail presence, improved relationships with brokers and bolstered its direct-sales channels. Ovations' relationship with AARP is built not only on providing affordable, quality products, but also on driving innovation and advances in the delivery of senior health services.

Making it easier for more than 8 million seniors — or one in five Medicare beneficiaries — to manage their health care needs.

Ovations delivers affordability through a combination of effective medical management and administrative discipline. It has a 20-year track record of proficient adaptability to market and competitive challenges.

- Revenues grew $4.1 billion, or 15 percent, to $32.1 billion in 2009. This strong growth included revenue advances in the Medicare Advantage,

Medicare Supplement and Part D prescription drug businesses. Medicare Advantage enrollment increased 20 percent, or nearly 300,000 seniors, while the number of seniors served by Medicare Supplement products grew by 6 percent or 140,000 individuals. At December 31, 2009, approximately 4.3 million people participated in the company's stand-alone Part D prescription drug plans, including growth of 240,000 people in 2009.



Working with states, municipalities and other government agencies, AmeriChoice provides assistance to those Americans in greatest need — the economically disadvantaged, the medically underserved and those who lack access to employer-funded health care coverage.

This business is focused on supporting and managing the health care needs for nearly 3 million Americans who turn to Medicaid and other public health programs for care.

AmeriChoice programs are specially designed to address the complex set of medical and social needs that confront this population, going beyond the immediate medical issues to focus on the social, behavioral and economic barriers that impede healthier living.

The cornerstone of the company's efforts is the AmeriChoice Personal Care Model℠. This Personal Care Model program creates an ongoing relationship between health care professionals and individuals with serious and chronic illnesses, including asthma, diabetes, congestive heart failure, HIV/AIDS, hypertension and high-risk pregnancies. The Personal Care Model provides outreach and education programs to help patients and their families manage these conditions. Other long-term care programs focus on dementia, depression, coronary disease and functional deficiencies.

The company also offers government agencies a broad array of management tools designed to help them effectively administer their distinctive health care delivery systems. These include clinical-care management and consulting, disease and conditions management, and administrative and technological services.

AmeriChoice expanded beyond its traditional focus on mothers and children by differentiating its programs across three other primary groups: low-income families, childless adults and people with chronic or end-of-life diseases, including the disabled and those living in a long-term care setting.

In 2009, AmeriChoice revenues of $8.4 billion increased $2.4 billion, or 40 percent from 2008, driven by strong organic growth as well as the full year benefit of a mid-2008 acquisition. Growth highlights in 2009 included expanding to Hawaii and completing program implementations in Connecticut, Tennessee and New Mexico.

Focusing on supporting and managing the health care needs for nearly 3 million Americans who turn to Medicaid and other public health programs for care.

Health Services

In 2009, Health Services combined revenues increased $2.5 billion, or 13 percent, to $21.8 billion. The revenue advance was driven by strong growth in consumers served, particularly through pharmaceutical benefit management programs, as well as higher revenues from public sector specialty benefit offerings and health care technology software and services. Health Services earnings from operations for the full year were $1.6 billion.



OptumHealth provides essential health information and services to nearly 58 million Americans.

Through its four businesses — Care Solutions, Financial Services, Behavioral Solutions and Specialty Benefits — OptumHealth helps Americans more effectively navigate the health care system, make better informed health decisions, finance their health care needs and access the best health services.

OptumHealth is a recognized leader in:

- Wellness, disease and care management programs;
- Care advocacy and decision support services;
- Complex condition management;
- Physical health networks;
- Mental health and substance abuse management; and
- Employee assistance programs.

1.9M

CONSUMER ACCOUNTS SERVED IN 2009

Through myoptumhealth.com, as well as more than 1,500 private health portals (serving 36 million consumers), the company is also a leading provider of consumer health information. Every day, thousands of calls are received by OptumHealth's NurseLine[SM] and employee assistance programs, which provide customers with personalized health and wellness information.

OptumHealth's innovative eSync Platform[SM] is a cutting-edge clinical technology capability. It provides a holistic view of a patient's medical history by combining all pertinent data, such as lab and claims information, prescription drug use, recent medical procedures, behavioral information and self-reported information. eSync's analytic software pores through this data and proactively sends out care recommendations, reminders to schedule annual exams and information about upcoming medical procedures. It's an integrated, synchronized approach that allows OptumHealth to leverage many different types of outreach, including telephonic, fax, text messaging, mail, e-mail and personal Web portals.

OptumHealth Financial Services operates the only major bank dedicated exclusively to the health care industry. OptumHealth is also a leader in the promotion of paperless payment and statement solutions. The company connects almost 500,000 health care providers and electronically transmits more than $3 billion of claim payments per month.

Providing health information and services through four businesses — Care Solutions, Financial Services, Behavioral Solutions and Specialty Benefits.

In 2009, OptumHealth continued to identify new ways to integrate its robust product offerings, while creating a more personalized patient experience and closely partnering with care providers. The result is a meaningful and powerful consumer franchise that is serving health needs for one out of every five Americans.

In 2009, OptumHealth revenues increased $303 million, or 6 percent, to $5.5 billion. The year marked OptumHealth's best overall external growth year in its history.

OptumHealth's public sector business continued to grow strongly in 2009, with significant new sales for services, including five state programs serving a total of nearly 1 million people. OptumHealth Financial Services ended the year serving 1.9 million consumer accounts, up 10 percent from 2008. Assets under management grew 31 percent to $860 million in 2009.



As one of the largest global health information technology and consulting companies in the world, Ingenix is a leading supplier of information-based solutions to the health care market.

Included are those who diagnose and treat patients (doctors and hospitals), those who develop cures for disease (the life sciences industry) and those who pay for care (governments, commercial health plans and employers).

Relying on vast and robust health information resources, including 32 terabytes of information covering the health experiences of more than 90 million people, Ingenix uses the power of health information and advanced analytics to strengthen clinical decision support, expand the use of health information technology, improve health care administration — and ultimately help to improve health outcomes.

In 2009, Ingenix brought its ability to innovate and its commitment to health privacy and security to an array of opportunities to address major health care outcomes and economics issues for clients. With more than 10,000 knowledge workers in more than 50 countries, Ingenix made an impact in some important arenas, including:

- Administrative simplification;
- Electronic health records and health information exchanges;
- Clinical decision support and analytics;
- Performance management and consumer transparency;
- Risk management, trend forecasting and underwriting;
- Comparative effectiveness research;
- Public health policy analysis; and
- Clinical and information services for life sciences companies, improving clinical effectiveness, safety and outcomes.

Ingenix offers clients software, services, consulting and outsourcing solutions. These solutions are provided to nearly every major participant in the U.S. health care system and a growing number of international systems. Clients include approximately 6,000 hospitals, 245,000 physicians, 2,000 health care payers and other intermediaries, 200 *Fortune 500* companies, 655 life sciences companies, 350 federal and state agencies and 135 United Kingdom government payers.

Over the past decade, revenue growth for Ingenix has averaged approximately 20 percent annually. Market demand for many of Ingenix services is on the rise with innovation driving growth. The American Recovery and Reinvestment Act of 2009 is already accelerating demand for industry-leading health care technology like Ingenix CareTracker, Ingenix's Web-based solution that modernizes and integrates all the functions of a physician practice, including electronic health records.

CareTracker modernizes and integrates all the functions of a physician practice, including electronic health records.

In collaboration with Intuit, a leader in financial software, Ingenix helped develop the Quicken Health Expense Tracker℠, combining Intuit's experience building consumer-friendly financial management tools with innovative Ingenix health care technology and experience. This Web-based tool guides consumers through the process of understanding and managing their health care finances. Quicken Health Expense Tracker will be widely available to UnitedHealthcare customers in 2010 through their personalized myuhc.com Web portals.

In 2009, The Lewin Group® launched its Center for Comparative Effectiveness Research, formed to meet the growing need for fact-based, comparative effectiveness research (CER) for use by policymakers, researchers, health care providers and others to improve patient care and optimize health care resources.

Ingenix's i3 business launched i3Cube™ in March 2009, an award-winning, integrated solution for managing all drug study activities in a centralized location on a single, user-friendly Adobe® platform. i3Cube brought a unique capability to the marketplace and has attracted the attention of clients embarking on projects across all phases of the drug development research cycle.

17%

2009 INGENIX REVENUE INCREASE

In 2009, Ingenix also made several strategic acquisitions. In June, Ingenix acquired AIM Healthcare Services, Inc., a leading provider of health care payment solutions in all 50 states. In November, Ingenix acquired CareMedic Services, Inc., a company known for its innovation in hospital revenue cycle management.

Ingenix increased revenues by $271 million, or 17 percent, to $1.8 billion in 2009. The year included significant investments in new solutions related to payment and revenue cycle management, comparative effectiveness research, international markets and electronic health records.

Continuing pressure to reduce health care costs and improve care quality is expected to create new demand for Ingenix's solutions.



Prescription Solutions is one of the largest Pharmacy Benefit Managers (PBMs) in the United States offering a comprehensive suite of pharmaceutical programs and consumer health products including retail, mail order, specialty pharmacy and clinical services.

Serving 11 million people nationwide and processing approximately 315 million adjusted prescriptions annually.

Prescription Solutions serves 11 million people nationwide and processes approximately 315 million adjusted prescriptions annually. The company has twice been recognized by J. D. Power and Associates for its mail-pharmacy service, and is the only PBM to receive all four accreditations from URAC (a leading health care accreditation and education organization): Pharmacy Benefit Management, Drug Therapy Management, Mail Service Pharmacy and Specialty Pharmacy.

Prescription Solutions' mail order facilities provide customers with significant discounts versus typical retail drug stores. Its purchasing scale also allows it to supply customers with cost-effective brand name and generic drugs. Prescription Solutions generic penetration rate is nearly 70 percent, the highest among major PBMs.

A new consumer Web site was launched in 2009 to offer customers enhanced functionality, simplified navigation and up-to-date information on medications, as well as a real-time pricing tool for the growing Medicare Part D population.

In 2009, Prescription Solutions revenues of $14.5 billion grew $1.9 billion, or 15 percent, driven by strong growth in consumers served, script volume growth and steady gains in mail service drug fulfillment.

Over the past three years, revenue has increased from $13.2 billion to $14.5 billion and the number of customers served grew from 10.3 million to 11 million during the same period.

15%

2009 REVENUE GROWTH





United Health Foundation

The United Health Foundation is a not for profit, private foundation that provides actionable information to support decisions that lead to better health outcomes and healthier communities. Established by UnitedHealth Group in 1999, the Foundation has committed more than $170 million to improve health and health care. Following are examples of its program initiatives:

The United Health Foundation's ***America's Health Rankings***® is an annual state-by-state assessment of the nation's health. In collaboration with the American Public Health Association and Partnership for Prevention, for nearly two decades *America's Health Rankings* has provided communities and individuals with data that has spurred innovative thinking and action to strengthen our nation's health.

Pictured above: Daughters of Charity Health Center at St. Cecilia (New Orleans, La.) participates in the United Health Foundation's Community Health Centers of Excellence initiative.

(Photo taken as part of a documentary book project on community health centers sponsored by the United Health Foundation.)

To increase access to health care for underserved communities, the Foundation's **Community Health Centers of Excellence** initiative supports community clinics that are part of our nation's health care safety net. Five health centers, in New Orleans, Miami, New York City and Washington, D.C., provide care equal to or better than care available by private-sector health care facilities, despite challenges unique to their locations.

The goal of the Foundation's **Diverse Scholars Initiative** is to increase the number of qualified, yet under-represented, college graduates entering the health workforce. Scholarships support hundreds of low-income minority students pursuing degrees in the health field. The development of health professionals from diverse, multicultural backgrounds will help improve the quality of culturally competent health care and help close the health disparities gap.

The Foundation collaborates with health research agencies, medical specialty societies and others to translate science into practice and helps make reliable medical evidence available to physicians and other care providers. Through **Advancing Clinical Excellence**, the United Health Foundation helps physicians and other health professionals achieve the best possible health outcomes for their patients.

To learn more about the United Health Foundation, go to **www.unitedhealthfoundation.org**.




UnitedHealthcare
Children's Foundation

Children who have medical needs are sometimes not insured comprehensively for all of their medical treatments. There are few places for families who have gaps in their commercial health benefit plan coverage to turn to for funding medically necessary services for their children. As a result, children may go without necessary treatment, or they receive needed care while their families assume large financial obligations.

That's where the UnitedHealthcare Children's Foundation (UHCCF) helps fill the gap. Established in 1999, UHCCF has provided grants to hundreds of children and their families to offset the cost of medical care.

UHCCF is funded by contributions from UnitedHealth Group and its employees, as well as the generosity of individuals and corporations. To learn more about the UnitedHealthcare Children's Foundation, visit **www.uhccf.org**.

Pictured above: UnitedHealthcare Children's Foundation grant recipient Liam Wolf and his dad.

UnitedHealth Group Highlights

- UnitedHealth Group achieved business growth across each of its reporting segments and generated earnings from operations of $6.4 billion.
- Diluted net earnings per common share were $3.24.
- Revenues were $87.1 billion.
- Cash flows from operations reached $5.6 billion, representing 147 percent of 2009 net earnings.
- The challenging economic environment in the United States during 2009 exerted pressure on growth, product pricing and margins for UnitedHealth Group.

The 2009 financial results on pages 34 through 37 should be read together with the consolidated financial statements and notes in the 2009 Annual Report on Form 10-K. The 2009 Annual Report on Form 10-K is an integral part of this summary annual report.

(dollars in millions, except per share data)

Year ended December 31	2009	2008	2007	2006	2005
Consolidated Operating Results					
Revenues	**$87,138**	$81,186	$75,431	$71,542	$46,425
Earnings from operations	**$ 6,359**	$ 5,263	$ 7,849	$ 6,984	$ 5,080
Net earnings	**$ 3,822**	$ 2,977	$ 4,654	$ 4,159	$ 3,083
Return on shareholders' equity	**17.3%**	14.9%	22.4%	22.2%	25.2%
Basic net earnings per common share	**$ 3.27**	$ 2.45	$ 3.55	$ 3.09	$ 2.44
Diluted net earnings per common share	**$ 3.24**	$ 2.40	$ 3.42	$ 2.97	$ 2.31
Common stock dividends per share	**$ .030**	$ .030	$ .030	$ .030	$ .015
Consolidated Cash Flows From (Used For)					
Operating activities	**$ 5,625**	$ 4,238	$ 5,877	$ 6,526	$ 4,083
Investing activities	**$ (976)**	$ (5,072)	$ (4,147)	$ (2,101)	$ (3,489)
Financing activities	**$ (2,275)**	$ (605)	$ (3,185)	$ 474	$ 836
Consolidated Financial Condition As of December 31					
Cash and investments	**$24,350**	$21,575	$22,286	$20,582	$14,982
Total assets	**$59,045**	$55,815	$50,899	$48,320	$41,288
Total commercial paper and long-term debt	**$11,173**	$12,794	$11,009	$ 7,456	$ 7,095
Shareholders' equity	**$23,606**	$20,780	$20,063	$20,810	$17,815
Debt-to-total-capital ratio	**32.1%**	38.1%	35.4%	26.4%	28.5%

Revenues
(in millions)



$46,425
$71,542
$75,431
$81,186
05
06
07
08

Earnings From Operations
(in millions)



$5,080
$6,984
$7,849
$5,263
05
06
07
08

Operating Margin



10.9%
9.8%
10.4%
6.5%
05
06
07
08

Cash Flows From Operations
(in millions)



$4,083
$6,526
$5,877
$4,238
05
06
07
08

Diluted Earnings Per Share



$2.31
$2.97
$3.42
$2.40
05
06
07
08

Health Benefits

(includes UnitedHealthcare, Ovations and AmeriChoice)

- UnitedHealthcare revenues of $40.8 billion decreased by 2 percent in 2009 primarily due to a 7 percent year-over-year decrease in total people served, partially offset by premium rate increases. Employment attrition at continuing clients contributed 55 percent of the total decrease in people served during the year.
- Ovations revenues were $32.1 billion, an increase of $4.1 billion, or 15 percent, compared to 2008 driven by an increase in individuals served across each major senior health care product category including Medicare Advantage, standardized Medicare Supplement offerings and Medicare Part D, as well as premium rate increases. In total, Ovations brought services to an additional 675,000 seniors in 2009.
- AmeriChoice revenues of $8.4 billion in 2009 increased by $2.4 billion, or 40 percent, year-over-year primarily due to organic growth in individuals served. Risk-based Medicaid programs organically grew by 24 percent or 565,000 individuals during the year to 2.9 million people.

Health Services

OptumHealth

- OptumHealth revenues of $5.5 billion increased $303 million, or 6 percent, over 2008 primarily due to new business development in large-scale public sector care management and behavioral health programs for state clients, partially offset by a decline in people served in commercial products.
- Growth in public sector business included new sales for services commencing in 2009 or 2010 to five state programs serving a total of nearly 1 million people.
- OptumHealth Financial Services grew its connectivity network to more than 500,000 physicians and care providers in 2009 and electronically transmitted $36 billion in medical payments to them, a year-over-year increase of 36 percent. Assets under management in health-linked savings and investment accounts reached $860 million, an increase of 31 percent over 2008.

Ingenix

- Ingenix provides services in more than 50 countries and serves virtually every category of participant in the U.S. health system.
- Revenues for Ingenix increased $271 million, or 17 percent, during 2009 to $1.8 billion primarily due to organic growth in new payer business and new internal service offerings.
- The Ingenix contract revenue backlog grew $380 million, or 21 percent, during 2009 to $2.2 billion, led by growth in the government and payer sectors.

Prescription Solutions

- Prescription Solutions 2009 revenues of $14.5 billion grew $1.9 billion, or 15 percent, year-over-year due to strong growth in consumers served through Medicare Part D prescription drug plans.
- During the year, Prescription Solutions processed approximately 315 million adjusted scripts for 11 million individuals.
- Generic prescriptions reached nearly 70 percent of all scripts filled by Prescription Solutions by the fourth quarter 2009, an increase of 160 basis points year-over-year. The expanded use of generics increases the affordability of health care and also increases earnings from operations at Prescription Solutions.

Revenues
(in millions)

Earnings From Operations
(in millions)

Operating Margin

Health Benefits



$44,119
$67,817
$71,199
$75,857
05
06
07
08



$4,376
$5,860
$6,595
$5,068
05
06
07
08



9.9%
8.6%
9.3%
6.7%
05
06
07
08

OptumHealth



$3,127
$4,342
$4,921
$5,225
05
06
07
08



$574
$809
$895
$718
05
06
07
08



18.4%
18.6%
18.2%
13.7%
05
06
07
08

Ingenix



$796
$956
$1,304
$1,552
05
06
07
08



$130
$176
$266
$229
05
06
07
08



16.3%
18.4%
20.4%
14.8%
05
06
07
08

Prescription Solutions



$78
$4,084
$13,249
$12,573
05
06
07
08



$0
$139
$269
$363
05
06
07
08



NM*
3.4%
2.0%
2.9%
05
06
07
08

*Not Meaningful

Officers and Board Members

Officers and Leaders

Stephen J. Hemsley
President and
Chief Executive Officer

Gail K. Boudreaux
Executive Vice President
and President,
UnitedHealthcare

G. Mike Mikan
Executive Vice President
and Chief Financial Officer

William A. Munsell
Executive Vice President
and President,
Enterprise Services Group

Don Nathan
Senior Vice President and
Chief Communications Officer

John S. Penshorn
Senior Vice President,
Capital Markets Communications
and Strategy

Eric S. Rangen
Senior Vice President
and Chief Accounting Officer

Larry C. Renfro
Executive Vice President
and Chief Executive Officer,
Public and Senior Markets Group

Jeannine M. Rivet
Executive Vice President

Simon Stevens
Executive Vice President
and President,
Global Health

Lori K. Sweere
Executive Vice President,
Human Capital

Reed V. Tuckson, M.D.
Executive Vice President
and Chief of Medical Affairs

Christopher J. Walsh
Executive Vice President
and General Counsel

Anthony Welters
Executive Vice President
and President,
Public and Senior Markets Group

David S. Wichmann
Executive Vice President
and President,
UnitedHealth Group Operations

Mitchell E. Zamoff
Executive Vice President
and General Counsel

Board of Directors

William C. Ballard, Jr.
Former Of Counsel,
Greenebaum Doll & McDonald PLLC

Richard T. Burke
Non-Executive Chairman,
UnitedHealth Group

Robert J. Darretta
Retired Vice Chairman
and Chief Financial Officer,
Johnson & Johnson

Stephen J. Hemsley
President and
Chief Executive Officer,
UnitedHealth Group

Michele J. Hooper
President and
Chief Executive Officer,
The Directors' Council

Douglas W. Leatherdale
Retired Chairman
and Chief Executive Officer,
The St. Paul Companies, Inc.

Glenn M. Renwick
President and
Chief Executive Officer,
The Progressive Corporation

Kenneth I. Shine, M.D.
Executive Vice Chancellor
for Health Affairs,
The University of Texas System

Gail R. Wilensky, Ph.D.
Senior Fellow,
Project HOPE

Audit Committee

William C. Ballard, Jr., Chair
Robert J. Darretta
Glenn M. Renwick

Nominating and Corporate Governance Committee

Michele J. Hooper, Chair
William C. Ballard, Jr.
Douglas W. Leatherdale

Compensation and Human Resources Committee

Douglas W. Leatherdale, Chair
Robert J. Darretta
Gail R. Wilensky, Ph.D.

Public Policy Strategies and Responsibility Committee

Gail R. Wilensky, Ph.D., Chair
Michele J. Hooper
Kenneth I. Shine, M.D.

Forward-Looking Statements

This Summary Annual Report may contain statements, estimates, projections, guidance or outlook that constitute "forward-looking" statements as defined under U.S. federal securities laws. Generally the words "believe," "expect," "intend," "estimate," "anticipate," "plan," "project," "should" and similar expressions identify forward-looking statements, which generally are not historical in nature. These statements may contain information about financial prospects, economic conditions, trends and uncertainties and involve risks and uncertainties. We caution that actual results could differ materially from those that management expects, depending on the outcome of certain factors. Some factors that could cause results to differ materially from the forward-looking statements include: the outcome of proposed health care reform, which could materially adversely affect our revenues, financial position and results of operations, including increasing our costs, subjecting us to new and potentially significant taxes, exposing us to expanded liability, requiring us to revise the ways in which we conduct business or putting us at risk for loss of business (our financial outlook does not account for any potential impact of health care reform on our businesses); our ability to effectively estimate, price for and manage our medical costs, including the impact of any new coverage requirements; the potential impact that new laws or regulations or changes in existing laws or regulations or their enforcement could have on our results of operations, financial position and cash flows, including as a result of increases in medical, administrative, technology or other costs resulting from federal and state regulations affecting the health care industry; the potential impact of adverse economic conditions on our revenues (including decreases in enrollment resulting from increases in the unemployment rate and commercial attrition) and results of operations; regulatory and other risks and uncertainties associated with the pharmacy benefits management industry; competitive pressures, which could affect our ability to maintain or increase our market share; uncertainties regarding changes in Medicare; potential reductions in revenue received from Medicare and Medicaid programs, including as a result of reduced payments to private plans offering Medicare Advantage; our ability to execute contracts on competitive terms with physicians, hospitals and other service professionals; our ability to attract, retain and provide support to a network of independent third party brokers, consultants and agents; failure to comply with restrictions on patient privacy and data security regulations; events that may negatively affect our contracts with AARP; increases in costs and other liabilities associated with increased litigation; possible impairment of the value of our intangible assets if future results do not adequately support goodwill and intangible assets recorded for businesses that we acquire; increases in health care costs resulting from large-scale medical emergencies; failure to maintain effective and efficient information systems; misappropriation of our proprietary technology; our ability to obtain sufficient funds from our regulated subsidiaries to fund our obligations; failure to complete or receive anticipated benefits of acquisitions; potential downgrades in our credit ratings; and failure to achieve targeted operating cost productivity improvements, including savings resulting from technology enhancement and administrative modernization.

This list of important factors is not intended to be exhaustive. A further list and description of some of these risks and uncertainties can be found in our reports filed with the Securities and Exchange Commission from time to time, including the cautionary statements in our annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K. Any or all forward-looking statements we make may turn out to be wrong. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. We do not undertake to update or revise any forward-looking statements.

Market price of common stock

The following table shows the range of high and low sales prices for the company's common stock as reported by the New York Stock Exchange, where it trades under the symbol UNH. These prices do not include commissions or fees associated with purchasing or selling this security.

	high	low
2010		
First Quarter thru February 3, 2010	$36.07	$30.97
2009		
First Quarter	$30.25	$16.18
Second Quarter	$29.69	$19.85
Third Quarter	$30.00	$23.69
Fourth Quarter	$33.25	$23.50
2008		
First Quarter	$57.86	$33.57
Second Quarter	$38.33	$25.50
Third Quarter	$33.49	$21.00
Fourth Quarter	$27.31	$14.51

As of February 3, 2010, the company had 18,145 shareholders of record.

Shareholder account questions

Our transfer agent, Wells Fargo Shareowner Services, can help you with a variety of shareholder-related services, including:

- Change of address
- Lost stock certificates
- Transfer of stock to another person
- Additional administrative services

You can write to them at:
Wells Fargo Shareowner Services
P.O. Box 64854
St. Paul, Minnesota 55164-0854

Or you can call our transfer agent toll free at (800) 468-9716 or locally at (651) 450-4064.

You can e-mail our transfer agent at:
stocktransfer@wellsfargo.com

Investor relations

You can contact UnitedHealth Group Investor Relations to order, without charge, financial documents such as the Annual Report on Form 10-K and the Summary Annual Report.

You can write to us at:
Investor Relations, MN008-T930
UnitedHealth Group
P.O. Box 1459
Minneapolis, Minnesota 55440-1459

You can also obtain information about UnitedHealth Group and its businesses, including financial documents, online at www.unitedhealthgroup.com.

Annual meeting

We invite UnitedHealth Group shareholders to attend our annual meeting, which will be held on Monday, May 24, 2010, 12:00 p.m. Central Time at the Sheraton Overland Park Hotel at the Convention Center, 6100 College Boulevard, Overland Park, Kansas. You will need to bring your admission card with you to the annual meeting in order to be admitted.

Common stock dividends

UnitedHealth Group's Board of Directors regularly reviews the company's financial statements and decides whether it is advisable to declare a dividend on the outstanding shares of common stock. The Board of Directors has declared the following dividends in 2009 and 2010: Shareholders of record on April 2, 2009, received an annual dividend for 2009 of $0.03 per share, which was paid on April 16, 2009; shareholders of record on April 6, 2010, received an annual dividend of $0.03 per share, which will be paid on April 20, 2010.

Our mission is to help people live healthier lives.

Mission statement

We seek to enhance the performance of the health system and improve the overall health and well-being of the people we serve and their communities.

We work with health care professionals and other key partners to expand access to quality health care so people get the care they need at an affordable price.

We support the physician/patient relationship and empower people with the information, guidance and tools they need to make personal health choices and decisions.

Our values

We serve people through a value and performance culture based on integrity, quality, innovation, diversity and social responsibility. The best way we can satisfy the millions of people we serve — our customers and members, employees, shareholders and partners — is to execute on the fundamentals of our business to the very best of our abilities, each and every day. That means as an organization, we are accountable for adding value to the health care system.

For more information on how our 80,000 people work to fulfill our mission every day, please see our Social Responsibility Report at www.unitedhealthgroup.com/2009-social-responsibility-report


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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


SEC MAIL
RECEIVED
PROCESSING
APR 16 2010
WASH, D.C.
200
SECTION

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2009**

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

Commission file number: 1-10864

UNITEDHEALTH GROUP INCORPORATED
(Exact name of registrant as specified in its charter)

MINNESOTA	**41-1321939**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification No.)**

UNITEDHEALTH GROUP CENTER 9900 BREN ROAD EAST MINNETONKA, MINNESOTA	**55343**
(Address of principal executive offices)	**(Zip Code)**

Registrant's telephone number, including area code: (952) 936-1300

Securities registered pursuant to Section 12(b) of the Act:

COMMON STOCK, $.01 PAR VALUE	**NEW YORK STOCK EXCHANGE, INC.**
(Title of each class)	**(Name of each exchange on which registered)**

Securities registered pursuant to Section 12(g) of the Act: NONE

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒	Accelerated filer ☐
Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act) Yes ☐ No ☒

The aggregate market value of voting stock held by non-affiliates of the registrant as of June 30, 2009 was $28,599,603,374 (based on the last reported sale price of $24.98 per share on June 30, 2009, on the New York Stock Exchange).*

As of February 3, 2010, there were 1,157,533,379 shares of the registrant's Common Stock, $.01 par value per share, issued and outstanding.

Note that in Part III of this report on Form 10-K, we incorporate by reference certain information from our Definitive Proxy Statement for the Annual Meeting of Shareholders to be held on May 25, 2010. This document will be filed with the Securities and Exchange Commission (SEC) within the time period permitted by the SEC. The SEC allows us to disclose important information by referring to it in that manner. Please refer to such information.

* Only shares of voting stock held beneficially by directors, executive officers and subsidiaries of the Company have been excluded in determining this number.

TABLE OF CONTENTS

PART I

ITEM 1. BUSINESS

INTRODUCTION

Overview

UnitedHealth Group Incorporated is a diversified health and well-being company, serving more than 70 million Americans (the terms "we," "our," "us" "UnitedHealth Group" or the "Company" used in this report refer to UnitedHealth Group Incorporated and our subsidiaries). Our focus is on improving the overall health and well-being of the people we serve and their communities and enhancing the performance of the health system. We work with physicians and other health care professionals, hospitals and other key partners to expand access to high quality health care. We help people get the care they need at an affordable cost, support the physician/ patient relationship, and empower people with the information, guidance and tools they need to make personal health choices and decisions.

During 2009, we managed approximately $120 billion in aggregate health care spending on behalf of the constituents and consumers we served. Our primary focus is on improving the health care system by simplifying the administrative components of health care delivery, promoting evidence-based medicine as the standard for care, and providing relevant, actionable data that physicians, health care professionals, consumers, employers and other participants in health care can use to make better, more informed decisions.

Through our diversified family of businesses, we leverage core competencies in advanced technology-based transactional capabilities; health care data, knowledge and information; and health care resource organization and care facilitation to improve access to health and well-being services, simplify the health care experience, promote quality and make health care more affordable. These core competencies are focused in two market areas – health benefits and health services. Health benefits are offered in the individual and employer markets and the public and senior markets through our UnitedHealthcare, Ovations and AmeriChoice businesses. Health services are provided to the participants in the health system itself, ranging from employers and health plans to physicians and life sciences companies through our OptumHealth, Ingenix and Prescription Solutions businesses.

Our revenues are derived from premiums on risk-based products; fees from management, administrative, technology and consulting services; sales of a wide variety of products and services related to the broad health and well-being industry; and investment and other income. We have four reporting segments:

- Health Benefits (formerly Health Care Services), which includes UnitedHealthcare, Ovations and AmeriChoice;
- OptumHealth;
- Ingenix; and
- Prescription Solutions

For a discussion of our financial results by reporting segment, see Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Additional Information

UnitedHealth Group Incorporated was incorporated in January 1977 in Minnesota. Our executive offices are located at UnitedHealth Group Center, 9900 Bren Road East, Minnetonka, Minnesota 55343; our telephone number is (952) 936-1300.

You can access our website at *www.unitedhealthgroup.com* to learn more about our Company. From that site, you can download and print copies of our annual reports to shareholders, annual reports on Form 10-K, quarterly reports on Form 10-Q, and current reports on Form 8-K, along with amendments to those reports. You can also download from our website our Articles of Incorporation, bylaws and corporate governance policies, including our Principles of Governance, Board of Directors Committee Charters, and Code of Business Conduct and Ethics. We make periodic reports and amendments available, free of charge, as soon as reasonably practicable after we file or furnish these reports to the SEC. We will also provide a copy of any of our corporate governance policies published on our website free of charge, upon request. To request a copy of any of these documents, please submit your request to: UnitedHealth Group Incorporated, 9900 Bren Road East, Minnetonka, MN 55343, Attn: Corporate Secretary.

Our transfer agent, Wells Fargo Shareowner Services, can help you with a variety of shareholder-related services, including change of address, lost stock certificates, transfer of stock to another person and other administrative services. You can write to our transfer agent at: Wells Fargo Shareowner Services, P.O. Box 64854, St. Paul, Minnesota 55164-0854, email *stocktransfer@wellsfargo.com*, or telephone (800) 468-9716 or (651) 450-4064.

DESCRIPTION OF REPORTING SEGMENTS

Health Benefits

Our Health Benefits reporting segment consists of the following businesses: UnitedHealthcare, Ovations and AmeriChoice. The financial results of UnitedHealthcare, Ovations and AmeriChoice have been aggregated in the Health Benefits reporting segment due to their similar economic characteristics, products and services, types of customers, distribution methods, operational processes and regulatory environment. These businesses also share significant common assets, including our contracted networks of physicians, health care professionals, hospitals and other facilities, information technology infrastructure and other resources. Health Benefits arranges for discounted access to care through a network of approximately 700,000 physicians and other health care professionals and 5,200 hospitals across the United States.

UnitedHealthcare

UnitedHealthcare offers a comprehensive array of consumer-oriented health benefit plans and services for large national employers, public sector employers, mid-sized employers, small businesses and individuals nationwide. UnitedHealthcare facilitated access to health care services on behalf of approximately 25 million Americans as of December 31, 2009. With its risk-based product offerings, UnitedHealthcare assumes the risk of both medical and administrative costs for its customers in return for a monthly premium, which is typically at a fixed rate for a one-year period. UnitedHealthcare also provides administrative and other management services to customers that elect to self-fund the health care costs of their employees and employees' dependants, for which UnitedHealthcare receives a fixed service fee per individual served. These customers retain the risk of financing medical benefits for their employees and employees' dependants, while UnitedHealthcare provides coordination and facilitation of medical services, customer and health care professional services and access to a contracted network of physicians, hospitals and other health care professionals. Large employer groups, such as those serviced by UnitedHealthcare National Accounts, typically use self-funded arrangements. As of December 31, 2009, UnitedHealthcare National Accounts served approximately 380 large employer groups under these arrangements, including 150 of the *Fortune 500* companies. Small employer groups are more likely to purchase risk-based products because they are less willing to bear a greater potential liability for health care expenditures. UnitedHealthcare also offers a variety of non-employer based insurance options for purchase by individuals, which are designed to meet the health coverage needs of these consumers and their families.

UnitedHealthcare offers its products through affiliates that are licensed as insurance companies, health maintenance organizations (HMOs), or third party administrators (TPAs). UnitedHealthcare's product strategy centers on several principles: consumer choice, broad access to health professionals, and use of data and science to promote better outcomes, quality service, transparency and affordability. Integrated wellness programs and services help individuals make informed decisions, maintain healthy lifestyles and optimize health outcomes by coordinating access to care services and providing personalized, targeted education and information services.

Individuals served by UnitedHealthcare have access to approximately 88% of the physicians and other health care professionals and 96% of the hospitals in the Health Benefits network. The consolidated purchasing capacity represented by the individuals UnitedHealth Group serves makes it possible for UnitedHealthcare to contract for cost-effective access to a large number of conveniently located care professionals. Directly or through UnitedHealth Group's family of companies, UnitedHealthcare offers:

- A comprehensive range of benefit plans integrating medical, ancillary and alternative care products so customers can choose benefits that are right for them;
- Affordability across a broad set of price points and a wide product line, from offerings covering essential needs to comprehensive benefit plans, all of which offer access to our broad-based proprietary network of contracted physicians, hospitals and other health care professionals with economic benefits reflective of the aggregate purchasing capacity of our organization;
- Innovative clinical programs that are built around an extensive clinical data set and principles of evidence-based medicine;
- Consumer access to information about physician and hospital performance against quality and cost efficiency criteria based on claims data assessment through the UnitedHealth Premium Designation Program and the UnitedHealth Hospital Comparison Program;
- Physician and facility access to performance feedback information to support continuous quality improvement;
- Care facilitation services that use several identification tools, including proprietary predictive technology to identify individuals with significant gaps in care and unmet needs or risks for potential health problems, and then facilitate appropriate interventions;
- Disease and condition management programs to help individuals address significant, complex disease states; and
- Convenient self-service tools for health transactions and information.

UnitedHealthcare's regional and national access to broad, affordable and quality networks of health care professionals has advanced over the past several years, with significant increases in access to services throughout the United States. UnitedHealthcare has also organized health care alliances with select regional not-for-profit health plans to facilitate greater customer access and affordability.

UnitedHealthcare's innovation distinguishes its product offerings from its competition. Its consumer-oriented health benefits and services value individual choice and control in accessing health care. UnitedHealthcare has programs that provide health education, admission counseling before hospital stays, care advocacy to help avoid delays in patients' stays in the hospital, support for individuals at risk of needing intensive treatment and coordination of care for people with chronic conditions. To provide consumers with the necessary resources and information to make more informed choices when managing their health, data-driven networks and clinical management are organized through clinical lines of service such as cardiology, oncology, neuroscience, orthopedics, women's health, primary care and emergency services. UnitedHealthcare also offers comprehensive and integrated pharmaceutical management services that promote lower costs by using formulary programs that drive better unit costs for drugs, benefit designs that encourage consumers to use drugs that offer better value and outcomes, and physician and consumer programs that support the appropriate use of drugs based on clinical evidence.

UnitedHealthcare provides innovative programs that enable consumers to take ownership and control of their health care benefits. These products include high-deductible consumer-driven benefit plans coupled with health reimbursement accounts (HRAs), or health savings accounts (HSAs), and are offered on a self-funded and fully-insured basis. UnitedHealthcare provided these products to approximately 24,000 employer-sponsored benefit plans during 2009, including approximately 150 employers in the large group self-funded market serviced by UnitedHealthcare National Accounts.

UnitedHealthcare's distribution system consists primarily of brokers and direct and internet sales in the individual market, brokers in the small employer group market, and brokers and other consultant-based or direct sales for large employer and public sector groups. UnitedHealthcare's direct distribution efforts are generally limited to the individual market, portions of the large employer group and public sector markets, and cross-selling of specialty products to existing customers.

Ovations

Ovations provides health and well-being services for individuals age 50 and older, addressing their unique needs for preventive and acute health care services as well as for services dealing with chronic disease and other specialized issues for older individuals. Ovations is fully dedicated to this market segment, as it provides products and services in all 50 states, the District of Columbia, and most U.S. territories. Ovations participates nationally in the Medicare program, offering a wide-ranging spectrum of Medicare products, including Medigap products that supplement traditional fee-for-service coverage, more traditional health-plan-type programs under Medicare Advantage, Medicare Part D prescription drug coverage, and special offerings for beneficiaries who are chronically ill and/or Medicaid and Medicare dual-eligible.

Ovations has extensive capabilities and experience with distribution, including direct marketing to consumers on behalf of its key clients – AARP, the nation's largest membership organization dedicated to the needs of people age 50 and over, state and U.S. government agencies and employer groups. Ovations also has distinct pricing, underwriting, clinical program management and marketing capabilities dedicated to risk-based health products and services in the senior and geriatric markets.

Ovations currently has a number of contracts with Centers for Medicare & Medicaid Services (CMS), which primarily relate to the Medicare health benefit programs authorized under the 2003 Medicare Modernization Act. Premium revenues from CMS were 27% of our total consolidated revenues for the year ended December 31, 2009, most of which were generated by Ovations.

Ovations provides health care coverage for seniors and other eligible Medicare beneficiaries primarily through the Medicare Advantage program administered by CMS. Ovations also offers Medicare Advantage HMO plans, preferred provider organization (PPO) plans, Special Needs Plans, Point-of-Service (POS) plans and Private-Fee-for-Service plans. Under the Medicare Advantage programs, Ovations provides health insurance coverage to eligible Medicare beneficiaries in exchange for a fixed monthly premium per member from CMS that varies based on the geographic areas in which members reside, demographic factors such as age, gender, and institutionalized status, and the health status of the individual. Ovations offers Medicare Advantage products in all 50 states and the District of Columbia. As of December 31, 2009, Ovations had approximately 1.8 million enrolled individuals in its Medicare Advantage products.

Additionally, Ovations provides the Medicare prescription drug benefit (Part D) to beneficiaries throughout the United States and its territories. Among the several Part D plans it offers, Ovations provides Medicare Part D coverage plans with the AARP brand. Ovations provides Part D drug coverage through its Medicare Advantage program, Special Needs Plans (covering individuals who live in an institutional long-term care setting, individuals dual-eligible for Medicaid and Medicare services or individuals with severe or disabling chronic conditions) and stand-alone Part D plans. As of December 31, 2009, Ovations had enrolled approximately 5.9 million members in the Part D program, including approximately 4.3 million members in the stand-alone Part D plans and approximately 1.6 million members in Medicare Advantage plans incorporating Part D coverage.

In association with AARP, Ovations provides a range of standardized Medicare supplement and hospital indemnity insurance offerings from its insurance company affiliates to approximately 3.8 million AARP members. Additional Ovations services include a nurse healthline service, a lower cost standardized Medicare supplement offering that provides consumers with a national hospital network, 24-hour access to health care information, and access to discounted health services from a network of physicians.

Ovations also provides complete, individualized care planning and care benefits for aging, disabled and chronically ill individuals. Ovations serves approximately 365,000 individuals (including approximately 255,000 individuals in the Medicare Advantage products) across the nation in long-term care settings including nursing homes, community-based settings and private homes, as well as through hospice and palliative care. Ovations offers services through innovative care management and clinical programs, integrating federal, state and personal funding through a continuum of products from Special Needs Plans and long-term care Medicaid programs to hospice care, and serves people in 35 states and in the District of Columbia in home, community and nursing home settings. These services are provided primarily through nurse practitioners, nurses and care managers.

Ovations also offers a comprehensive eldercare service program providing service coordination, consultation, claim management and information resources nationwide. Proprietary, automated medical record software enables the Ovations clinical care teams to capture and track patient data and clinical encounters, creating a comprehensive set of coherent care information that bridges across home, hospital and nursing home care settings for high-risk populations. Ovations also operates hospice and palliative care programs in 16 local markets in 11 states.

AmeriChoice

AmeriChoice provides network-based health and well-being services to beneficiaries of State Medicaid Children's Health Insurance Programs (SCHIP), and other government-sponsored health care programs. AmeriChoice provides health insurance coverage to eligible Medicaid beneficiaries in exchange for a fixed monthly premium per member from the applicable state. AmeriChoice also offers government agencies a number of diverse management service programs, including a clinical care consulting program, disease and conditions management, pharmacy benefit services and administrative and technology services, to help them effectively administer their distinct health care delivery systems and benefits for individuals in their programs. AmeriChoice also contracts with CMS for the provision of Special Needs Plans serving individuals dual-eligible for Medicaid and Medicare services. These programs are primarily organized toward enrolling individuals who are dual-eligible for Medicaid and Medicare coverage in states where AmeriChoice operates its Medicaid health plans. As of December 31, 2009, AmeriChoice covered 2.8 million beneficiaries through all of its programs in 22 states and District of Columbia.

AmeriChoice's approach is grounded in its belief that health care cannot be provided effectively without considering all of the factors (social, behavioral, economic, environmental, and physical) that affect a person's life. AmeriChoice coordinates resources among family members, physicians, other health care professionals and government and community-based agencies and organizations to provide continuous and effective care. For members, this means that the AmeriChoice Personal Care Model offers them a holistic approach to health care, emphasizing practical programs to improve their living circumstances as well as quality medical care and treatment in accessible, culturally sensitive, community-oriented settings. For example, AmeriChoice's disease management and outreach programs focus on high-prevalence and debilitating illnesses such as hypertension and cardiovascular disease, asthma, sickle cell disease, diabetes, Human Immunodeficiency Virus/Acquired Immune Deficiency Syndrome (HIV/AIDS), cancer and high-risk pregnancy. AmeriChoice has developed several of these programs with the help of leading researchers and clinicians at academic medical centers and medical schools.

For physicians, the AmeriChoice Personal Care Model means assistance with coordination of their patients' care. AmeriChoice utilizes sophisticated technology to monitor preventive care interventions and evidence-based treatment protocols to support care management. AmeriChoice operates advanced and unique pharmacy administrative services, including benefit design, generic drug incentive programs, drug utilization review and preferred drug list development to help optimize the use of appropriate quality pharmaceuticals and concurrently manage pharmacy expenditures to levels appropriate to the specific clinical situations.

For state customers, the AmeriChoice Personal Care Model means increased access to care and improved quality for their beneficiaries, in a measurable system that reduces their administrative burden and lowers their costs. AmeriChoice considers a variety of factors when determining in which state programs to participate and on what basis. They include a state's consistency of support for service innovation and funding of its Medicaid program, the population base, the commitment of the physician/provider community to the AmeriChoice Personal Care Model, and the presence of community-based organizations that can partner with AmeriChoice to meet member needs.

OptumHealth

OptumHealth serves nearly 58 million unique individuals with its diversified offering of health, financial and ancillary benefit services and products that assist consumers in navigating the health care system, accessing health services based on their needs, supporting their emotional health and well-being, providing ancillary insurance benefits and helping people finance their health care needs through account-based programs. OptumHealth seeks to simplify the consumer health care experience and facilitate the efficient and effective delivery of care. Its capabilities can be deployed individually or integrated to provide a comprehensive solution oriented around a broad base of consumer needs within the health care system.

OptumHealth's simple, modular service designs can be easily integrated to meet varying employer, payer, public sector and consumer needs at a wide range of price points. OptumHealth offers its products on an administrative fee basis where it manages and administers benefit claims for self-insured customers in exchange for a fixed fee per individual served, and on a risk basis, where OptumHealth assumes responsibility for health care costs in exchange for a fixed monthly premium per individual served. For its financial services offerings, OptumHealth charges fees and earns investment income on managed funds.

OptumHealth distributes its products through three strategic markets: employer (which includes the sub-markets of large, mid and small employers), payer (which includes the sub-markets of health plans, third party administrators, underwriter/stop-loss carriers and individual market intermediaries) and public sector (which includes Medicaid, Medicare and Federal procurement).

OptumHealth is one brand, organized into four major operating groups: OptumHealth Care Solutions, OptumHealth Financial Services, OptumHealth Behavioral Solutions and OptumHealth Specialty Benefits.

Care Solutions. Care Solutions serves more than 40 million individuals through personalized health management solutions that improve people's health and well-being, improve clinical outcomes and workforce productivity and reduce health care costs. Programs include wellness and prevention, disease management, case management, physical health programs, complex condition management, specialized provider networks, personalized health portals and consumer marketing services.

Care Solutions also provides benefit administration and clinical and network management for chiropractic, physical therapy, occupational therapy and other complementary and alternative care services through its national network consisting of approximately 24,000 chiropractors, 16,000 physical and occupational therapists and 8,000 complementary and alternative health professionals.

Financial Services. Financial Services provides health-based financial services for consumers, employers, payers and health care professionals. These financial services include HSAs, HRAs and Flexible Spending Accounts offered through OptumHealth Bank, a Utah-chartered industrial bank. As of December 31, 2009, Financial Services had approximately $860 million in assets under management. Financial Services' health benefit card programs include electronic systems for verification of benefit coverage and eligibility. Financial Services also provides electronic payment and statement services for health care professionals and payers. In 2009, Financial Services electronically transmitted $36 billion in medical payments to physicians and other health care providers.

Behavioral Solutions. Behavioral Solutions serves 43 million individuals with its employee assistance programs, work/life offerings, and clinically driven behavioral health, substance abuse and psychiatric disability management programs. Its consumer-focused programs incorporate state-of-the-art predictive modeling, outcomes management and evidence-based best practices, which result in better care and a reduction in overall health care costs. Behavioral Solutions customers have access to a national network of approximately 87,000 clinicians and counselors and approximately 2,900 facilities in 5,000 locations.

Specialty Benefits. Specialty Benefits includes dental, vision, life, critical illness, short-term disability and stop-loss product offerings delivered through an integrated platform that enhances efficiency and effectiveness. Specialty Benefits covers nearly 23 million individuals and includes a network of approximately 32,000 vision professionals in private and retail settings, and approximately 119,000 dental providers. Stop-loss insurance is marketed throughout the United States through a network of TPAs, brokers and consultants.

Ingenix

Ingenix offers database and data management services, software products, publications, consulting and actuarial services, business process outsourcing services and pharmaceutical data consulting and research services in conjunction with the development of pharmaceutical products on a nationwide and international basis. As of December 31, 2009, Ingenix's customers include approximately 6,000 hospitals, 245,000 physicians, 2,000 payers and intermediaries, 200 *Fortune 500* companies, 655 life sciences companies, 350 government entities, and 135 United Kingdom Government Payers, as well as other UnitedHealth Group businesses.

Ingenix is engaged in the simplification of health care administration with information and technology. Ingenix helps customers accurately and efficiently manage the information flowing through the health care system. Ingenix uses data to help advance transparency on cost and quality and help customers streamline their processes to make health care more efficient. Ingenix is a leader in contract research services, and pharmacoeconomics, epidemiology and safety and outcomes (including comparative effectiveness) research through its i3 businesses.

Ingenix's products and services are sold primarily through a direct sales force focused on specific customers and market segments across the pharmaceutical, biotechnology, employer, government, hospital, physician, payer and property and casualty insurance market segments. Ingenix's products are also supported and distributed through an array of alliance and business partnerships with other technology vendors, who integrate and interface its products with their applications.

Many of Ingenix's contract research services, consulting arrangements and software and related information services are performed over an extended period, often several years. Ingenix maintains an order backlog to track unearned revenues under these long-term arrangements. The backlog consists of estimated revenue from signed contracts or other legally binding agreements that either have not started but are anticipated to begin in the near future, or are in process and have not been completed. Ingenix's aggregate backlog at December 31, 2009 was $2.2 billion, of which $1.6 billion is expected to be realized within the next 12 months. This includes $0.7 billion related to intersegment agreements all of which are included in the current portion. Ingenix cannot provide any assurance that it will be able to realize all of the revenues included in backlog due to uncertainty regarding the timing and scope of services and the potential for cancellation or early termination of certain service arrangements.

The Ingenix companies are divided into two groups: Information Services and i3.

Information Services. Information Services' diverse product offerings help clients strengthen health care administration and advance health care outcomes. These products include health care utilization reporting and analytics, physician clinical performance benchmarking, clinical data warehousing, analysis and management responses for medical cost trend management, physician practice revenue cycle management, including integrated electronic medical record systems, revenue and payment cycle management for payer and health care professional organizations, payment accuracy solutions, decision-support portals for evaluation of health benefits and treatment options, risk management solutions, connectivity solutions and claims management tools to reduce administrative errors and support fraud recovery services. Information Services uses proprietary software applications that manage clinical and administrative data across diverse information technology environments. Information Services also uses proprietary predictive algorithmic applications to help clients detect and act on repetitive health care patterns in large data sets. Information Services offers comprehensive Electronic Data Interchange (EDI) services helping health care professionals and payers decrease costs of claims transmission, payment and reimbursement through both networked and direct connection services. Information Services publishes print and electronic media products that provide customers with information regarding medical claims coding, reimbursement, billing and compliance issues.

Information Services provides other services, such as verification of physician credentials, health care professional directories, Healthcare Effectiveness Data and Information Set (HEDIS) reporting, and fraud and abuse detection and prevention services. Information Services also offers consulting services, including actuarial and financial advisory work through its Ingenix Consulting division and health care policy research, implementation, strategy and management consulting through its subsidiary, The Lewin Group, as well as product development, health care professional contracting and medical policy management.

i3. i3 uses comprehensive, science-based evaluation and analysis and benchmarking services to support pharmaceutical and biotechnology development. i3 provides services on a nationwide and international basis, helping customers effectively and efficiently get drug data to appropriate regulatory bodies and to improve health outcomes through integrated information, analysis and technology. i3's capabilities and efforts focus on the entire range of product assessment, through commercialization of life-cycle management services – pipeline assessment, market access and product positioning, clinical trials, economic, epidemiology and safety and outcomes (including comparative effectiveness) research. i3's global contract research services include regulatory assistance, project management, data management, biostatistical analysis, quality assurance, medical writing and staffing resource services. i3's contract research services are therapeutically focused on oncology, the central nervous system, respiratory, infectious and pulmonary diseases and endocrinology.

Prescription Solutions

Prescription Solutions offers a comprehensive suite of integrated pharmacy benefit management (PBM) services to approximately 11 million people, delivering drug benefits through approximately 66,000 retail network pharmacies and two mail service facilities as of December 31, 2009. Prescription Solutions processed approximately 320 million adjusted scripts in 2009 by servicing internal customers in our Health Benefits segment, as well as external employer groups, union trusts, managed care organizations, Medicare-contracted plans, Medicaid plans and TPAs, including mail service only and carve-out accounts.

Prescription Solutions' integrated PBM services include retail network pharmacy management, mail order pharmacy services, specialty pharmacy services, benefit design consultation, drug utilization review, formulary management programs, disease therapy management and adherence programs. Prescription Solutions' products and services are designed to enhance clinical outcomes with reduced costs for those served. The fulfillment capabilities of Prescription Solutions are an important strategic component in serving commercial health plans and Medicare-contracted businesses, including Part D prescription drug plans.

Prescription Solutions' distribution system consists primarily of health insurance brokers and other health care consultant-based or direct sales. In addition to PBM services, Prescription Solutions' Consumer Health Products division delivers diabetic testing and other specialized medical supplies, over the counter items, vitamins and supplements directly to members' homes.

GOVERNMENT REGULATION

Most of our health and well-being services are regulated by federal and state regulatory agencies that generally have discretion to issue regulations and interpret and enforce laws and rules. This regulation can vary significantly from jurisdiction to jurisdiction. Federal and state governments continue to enact and consider various legislative and regulatory proposals that could materially impact certain aspects of the health care system, including proposals to address the affordability and availability of health insurance and to reduce the number of uninsured individuals. The interpretation of existing laws and rules also may change periodically. New laws, regulations and rules, or changes in the interpretation of existing laws, regulations and rules, could negatively affect our business. We believe we are in compliance in all material respects with applicable laws, regulations and rules. In the event we fail to comply with federal and state regulations, or fail to respond quickly and appropriately to health care reforms and frequent changes in federal and state regulations, our business, financial condition and results of operations could be materially adversely affected. See Item 1A, "Risk Factors" for a discussion of the risks related to compliance with federal and state government regulations.

Federal Laws and Regulation

We are subject to various levels of federal regulation. CMS regulates Ovations and AmeriChoice Medicare and Medicaid businesses. CMS has the right to audit performance to determine compliance with CMS contracts and regulations and the quality of care given to Medicare beneficiaries. Our Health Benefits reporting segment, through AmeriChoice and Ovations, also has Medicaid and SCHIP contracts that are subject to federal regulations regarding services to be provided to Medicaid enrollees, payment for those services, and other aspects of these programs. There are many regulations surrounding Medicare and Medicaid compliance. When we contract with the federal government, we are subject to federal laws and regulations relating to the award, administration and performance of U.S. Government contracts. In addition, the portion of Ingenix's business that includes clinical research is subject to regulation by the U.S. Food and Drug Administration. Laws and regulations relating to consumer protection, anti-fraud and abuse, anti-kickbacks, anti-money laundering, securities and antitrust also affect us.

HIPAA, GLBA and Other Privacy and Security Regulation. The administrative simplification provisions of the Health Insurance Portability and Accountability Act of 1996, as amended (HIPAA), apply to both the group and individual health insurance markets, including self-funded employee benefit plans. HIPAA requires guaranteed health care coverage for small employers and certain eligible individuals. It also requires guaranteed renewability for employers and individuals and limits exclusions based on preexisting conditions. Federal regulations promulgated pursuant to HIPAA include minimum standards for electronic transactions and code sets, and for the privacy and security of protected health information. The HIPAA privacy regulations do not preempt more stringent state laws and regulations that may also apply to us.

Federal privacy and security requirements change frequently because of legislation, regulations and judicial or administrative interpretation. For example, the U.S. Congress enacted the American Recovery and Reinvestment Act of 2009 (ARRA) which significantly amends, and adds new, privacy and security provisions to HIPAA and imposes additional requirements on uses and disclosures of health information. AARA includes new contracting requirements for HIPAA business associate agreements; extends parts of HIPAA privacy and security provisions to business associates; adds new federal data breach notification requirements for covered entities and business associates and new reporting requirements to the Department of Health and Human Services (HHS) and the Federal Trade Commission (FTC) and, in some cases, to the local media; strengthens enforcement and imposes higher financial penalties for HIPAA violations and, in certain cases, imposes criminal penalties for individuals, including employees. In the conduct of our business, we may act, depending on the circumstances, as either a covered entity or a business associate. Federal consumer protection laws may also apply in some instances to privacy and security practices related to personal identifiable information. The use and disclosure of individually identifiable health data by our businesses is also regulated in some instances by other federal laws, including the Gramm-Leach-Bliley Act (GLBA) or state statutes implementing GLBA, which generally require insurers to provide customers with notice regarding how their non-public personal health and financial information is used and the opportunity to "opt out" of certain disclosures before the insurer shares such information with a third party, and which generally require safeguards for the protection of personal information. See Item 1A, "Risk Factors" for a discussion of the risks related to compliance with HIPAA, GLBA and other privacy-related regulations.

ERISA. The Employee Retirement Income Security Act of 1974, as amended (ERISA), regulates how goods and services are provided to or through certain types of employer-sponsored health benefit plans. ERISA is a set of laws and regulations subject to periodic interpretation by the U.S. Department of Labor (DOL) as well as the federal courts. ERISA places controls on how our business units may do business with employers who sponsor employee benefit health plans, particularly those that maintain self-funded plans. Regulations established by the DOL provide additional rules for claims payment and member appeals under health care plans governed by ERISA. Additionally, some states require licensure or registration of companies providing third-party claims administration services for health care plans.

FDIC. The Federal Deposit Insurance Corporation (FDIC) has federal regulatory and supervisory authority over OptumHealth Bank and performs annual examinations to ensure that the bank is operating in accordance with federal safety and soundness requirements. In addition to such annual examinations, the FDIC performs periodic examinations of the bank's compliance with applicable federal banking statutes, regulations and agency guidelines. In the event of unfavorable examination results, the bank could be subject to increased operational expenses, governmental oversight and monetary penalties.

State Laws and Regulation

Health Care Regulation. Our insurance and HMO subsidiaries must be licensed by the jurisdictions in which they conduct business. All of the states in which our subsidiaries offer insurance and HMO products regulate those products and operations. These states require periodic financial reports and establish minimum capital or restricted cash reserve requirements. With the amendment of the Annual Financial Reporting Model Regulation by the National Association of Insurance Commissioners to adopt elements substantially similar to the Sarbanes-Oxley Act of 2002, we expect that these states will continue to expand the scope of regulations relating to corporate governance and internal control activities of HMOs and insurance companies.

Health plans and insurance companies are also regulated under state insurance holding company regulations. Such regulations generally require registration with applicable state departments of insurance and the filing of reports that describe capital structure, ownership, financial condition, certain intercompany transactions and general business operations. Some state insurance holding company laws and regulations require prior regulatory approval of acquisitions and material intercompany transfers of assets, as well as transactions between the regulated companies and their parent holding companies or affiliates. These laws may restrict the ability of our regulated subsidiaries to pay dividends.

In addition, some of our business and related activities may be subject to other health care-related regulations and requirements, including PPO, managed care organization (MCO), utilization review (UR) or third-party administrator-related regulations and licensure requirements. These regulations differ from state to state, but may contain network, contracting, product and rate, and financial and reporting requirements. There are laws and regulations that set specific standards for delivery of services, payment of claims, adequacy of health care professional networks, fraud prevention, protection of consumer health information, pricing and underwriting practices, and covered benefits and services. State health care anti-fraud and abuse prohibitions encompass a wide range of activities, including kickbacks for referral of members, billing unnecessary medical services, and improper marketing. Our AmeriChoice and Ovations Medicaid businesses are subject to regulation by state Medicaid agencies that oversee the provision of benefits by AmeriChoice to its Medicaid and SCHIP beneficiaries and by Ovations to its Medicaid beneficiaries. We also contract with state governmental entities and are subject to state laws and regulations relating to the award, administration and performance of state government contracts.

Pharmacy Regulation. Prescription Solutions' mail order pharmacies must be licensed to do business as a pharmacy in the state in which they are located. Our mail order pharmacies must also register with the U.S. Drug Enforcement Administration and individual state controlled substance authorities to dispense controlled substances. In many of the states where our mail order pharmacies deliver pharmaceuticals there are laws and regulations that require out-of-state mail order pharmacies to register with that state's board of pharmacy or similar regulatory body. These states generally permit the pharmacy to follow the laws of the state in which the mail order pharmacy is located, although some states require that we also comply with certain laws in that state. Our mail order pharmacies maintain certain Medicare and state Medicaid provider numbers as pharmacies providing services under these programs. Participation in these programs requires the pharmacies to comply with the applicable Medicare and Medicaid provider rules and regulations. Other laws and regulations affecting our mail order pharmacies include federal and state statutes and regulations govern the labeling, packaging, advertising and adulteration of prescription drugs and dispensing of controlled substances. See Item 1A, "Risk Factors" for a discussion of the risks related to our PBM businesses.

Privacy and Security Laws. States have adopted regulations to implement provisions of the GLBA. Like HIPAA, GLBA allows states to adopt more stringent requirements governing privacy protection. A number of states have also adopted other laws and regulations that may affect our privacy and security practices, for example, state laws that govern the use, disclosure and protection of social security numbers. State and local authorities increasingly focus on the importance of protecting individuals from identity theft, with a significant number of states enacting laws requiring businesses to notify individuals of security breaches involving personal information. State consumer protection laws may also apply to privacy and security practices related to personally identifiable information, including information related to consumers and care providers. Additionally, different approaches to state privacy and insurance regulation and varying enforcement philosophies in the different states may adversely affect our ability to standardize our products and services across state lines. See Item 1A, "Risk Factors" for a discussion of the risks related to compliance with state privacy-related regulations.

UDFI. In addition, the Utah State Department of Financial Institutions (UDFI) has state regulatory and supervisory authority over OptumHealth Bank and in conjunction with federal regulators performs annual examinations to ensure that the bank is operating in accordance with state safety and soundness requirements. In addition to such annual examinations, the UDFI in conjunction with federal regulators performs periodic examinations of the bank's compliance with applicable state banking statutes, regulations and agency guidelines. In the event of unfavorable examination results, the bank could be subjected to increased operational expenses, governmental oversight and monetary penalties.

Commitments. In connection with the PacifiCare Health Systems, Inc. (PacifiCare) and Sierra Health Services, Inc. (Sierra) acquisitions, which closed in December 2005 and February 2008, respectively, certain of our subsidiaries entered into various commitments with state regulatory departments, principally in California and Nevada. Many of the PacifiCare commitments in California expired on December 19, 2009. We believe that none of the remaining commitments in any of the affected states will materially affect our operations.

Audits and Investigations

We have been and are currently involved in various governmental investigations, audits and reviews. These include routine, regular and special investigations, audits and reviews by CMS, state insurance and health and welfare departments, state attorneys general, the Office of the Inspector General, the Office of Personnel Management, the Office of Civil Rights, U.S. Congressional committees, the U.S. Department of Justice, U.S. Attorneys, the SEC, the Internal Revenue Service, the U.S. Department of Labor and other governmental authorities. Such government actions can result in assessment of damages, civil or criminal fines or penalties, or other sanctions, including loss of licensure or exclusion from participation in government programs. See Note 14 of Notes to the Consolidated Financial Statements for details. In addition, disclosure of any adverse investigation, audit results or sanctions could negatively affect our reputation in various markets and make it more difficult for us to sell our products and services and retain our current business.

International Regulation

Some of our business units, including Ingenix's i3 business, have international operations. These international operations are subject to different legal and regulatory requirements in different jurisdictions, including various tax, tariff and trade regulations, as well as employment, intellectual property, privacy, and investment rules and laws.

COMPETITION

As a diversified health and well-being services company, we operate in highly competitive markets. Our competitors include managed health care companies, insurance companies, HMOs, TPAs and business services outsourcing companies, health care professionals that have formed networks to directly contract with employers or with CMS, specialty benefit providers, government entities, disease management companies, and various health information and consulting companies. For our Health Benefits businesses, competitors include Aetna Inc., Cigna Corporation, Coventry Health Care, Inc., Health Net, Inc., Humana Inc., Kaiser Permanente, WellPoint, Inc., numerous for-profit and not-for-profit organizations operating under licenses from the Blue Cross Blue Shield Association and other enterprises that serve more limited geographic areas. For our Prescription Solutions businesses, competitors include Medco Health Solutions, Inc., CVS Caremark Corporation and Express Scripts, Inc. Our OptumHealth and Ingenix reporting segments also compete with a broad and diverse set of other businesses. New entrants into the markets in which we compete, as well as consolidation within these markets, also contribute to a competitive environment. We believe the principal competitive factors that can impact our businesses relate to the sales, marketing and pricing of our products and services; product innovation; consumer satisfaction; the level and quality of products and services; care delivery; network capabilities; market share; product distribution systems; efficiency of administration operations; financial strength and marketplace reputation. If we fail to compete effectively to maintain or increase our market share, including maintaining or increasing enrollments in businesses providing health benefits, our results of operations could be materially adversely affected. See Item 1A, "Risk Factors," for additional discussion of our risks related to competition.

EMPLOYEES

As of December 31, 2009, we employed approximately 80,000 individuals. We believe our employee relations are generally positive.

EXECUTIVE OFFICERS OF THE REGISTRANT

The following sets forth certain information regarding our executive officers as of February 3, 2010, including the business experience of each executive officer during the past five years:

Name	Age	Position
Stephen J. Hemsley	57	President and Chief Executive Officer
George L. Mikan III	38	Executive Vice President and Chief Financial Officer
Gail K. Boudreaux	49	Executive Vice President of UnitedHealth Group and President of UnitedHealthcare
William A. Munsell	57	Executive Vice President of UnitedHealth Group and President of Enterprise Services Group
Eric S. Rangen	53	Senior Vice President and Chief Accounting Officer
Larry C. Renfro	56	Executive Vice President of UnitedHealth Group and Chief Executive Officer of Public and Senior Markets Group
Lori K. Sweere	51	Executive Vice President of Human Capital
Christopher J. Walsh	44	Executive Vice President, General Counsel and Assistant Secretary
Anthony Welters	54	Executive Vice President of UnitedHealth Group and President of Public and Senior Markets Group
David S. Wichmann	47	Executive Vice President of UnitedHealth Group and President of UnitedHealth Group Operations
Mitchell E. Zamoff	42	Executive Vice President, General Counsel and Assistant Secretary

Our Board of Directors elects executive officers annually. Our executive officers serve until their successors are duly elected and qualified.

Mr. Hemsley is President and Chief Executive Officer of UnitedHealth Group, has served in that capacity since November 2006, and has been a member of the Board of Directors since February 2000. Mr. Hemsley served as President and Chief Operating Officer from 2004 to November 2006. He joined UnitedHealth Group in 1997 and held various executive positions with the Company from 1997 to 2004.

Mr. Mikan is Executive Vice President and Chief Financial Officer of UnitedHealth Group and has served in that capacity since November 2006. Mr. Mikan served as Senior Vice President of Finance of UnitedHealth Group from February 2006 to November 2006. From June 2004 to February 2006, Mr. Mikan served as Chief Financial Officer of UnitedHealthcare and as President of UnitedHealth Networks. Mr. Mikan was Chief Financial Officer of Specialized Care Services (now OptumHealth) in 2004. Mr. Mikan joined UnitedHealth Group in 1998 and held various executive positions with the Company from 1998 to 2004.

Ms. Boudreaux is Executive Vice President of UnitedHealth Group and President of UnitedHealthcare and has served in that capacity since May 2008. Prior to joining UnitedHealth Group, Ms. Boudreaux served as Executive Vice President of Health Care Services Corporation (HCSC) from December 2005 to May 2008 and as President of Blue Cross and Blue Shield of Illinois, a division of HCSC, from 2002 to December 2005.

Mr. Munsell is Executive Vice President of UnitedHealth Group and President of the Health Services Group and has served in that capacity since September 2007. From December 2006 to August 2007, Mr. Munsell served as Executive Vice President of UnitedHealth Group. From November 2004 to December 2006, Mr. Munsell served as Chief Executive Officer of Specialized Care Services (now OptumHealth). In 2004, Mr. Munsell served as the Chief Administrative Officer and Chief Operating Officer of UnitedHealthcare. Mr. Munsell joined UnitedHealth Group in 1997 and held various executive positions with the Company from 1997 to 2004.

Mr. Rangen is Senior Vice President and Chief Accounting Officer of UnitedHealth Group and has served in that capacity since December 2006. From November 2006 to December 2006, Mr. Rangen was Senior Vice President of UnitedHealth Group. Mr. Rangen joined UnitedHealth Group in November 2006. Prior to joining UnitedHealth Group, Mr. Rangen served as Executive Vice President and Chief Financial Officer of Alliant Techsystems Inc. from April 2004 to March 2006 and as Vice President and Chief Financial Officer of Alliant Techsystems, Inc. from 2001 to April 2004.

Mr. Renfro is Executive Vice President of UnitedHealth Group and Chief Executive Officer of the Public and Senior Markets Group and has served in that capacity since October 2009. From January 2009 to October 2009, Mr. Renfro served as Executive Vice President of UnitedHealth Group and Chief Executive Officer of Ovations. Prior to joining UnitedHealth Group, Mr. Renfro served as President of Fidelity Developing Businesses at Fidelity Investments and as a member of the Fidelity Executive Committee from June 2008 to January 2009. From November 2005 to May 2008, Mr. Renfro held several senior positions at AARP Services Inc., including President and Chief Executive Officer of AARP Services Inc., Chief Operating Officer of AARP Services Inc., President and Chief Executive Officer of AARP Financial and President of the AARP Funds. From November 2004 to October 2005, Mr. Renfro served as Managing Director of Devonshire Financial Group. Mr. Renfro served as Chairman and Chief Executive Officer of New River Inc. from 1998 to October 2004.

Ms. Sweere is Executive Vice President of Human Capital of UnitedHealth Group and has served in that capacity since June 2007. Prior to joining UnitedHealth Group, Ms. Sweere served as Executive Vice President of Human Resources of CNA Corporation from October 2004 to April 2007 and held various leadership positions with CNA Corporation from 2003 to October 2004.

Mr. Walsh is Executive Vice President, General Counsel and Assistant Secretary of UnitedHealth Group and has served in that capacity since October 2009. From August 2007 to October 2009, Mr. Walsh served as Senior Vice President and Deputy General Counsel of UnitedHealth Group, and from January 2009 to October 2009,

Mr. Walsh served also as interim Co-Chief Legal Officer of UnitedHealth Group. Mr. Walsh joined UnitedHealth Group in August 2007. Prior to joining UnitedHealth Group, Mr. Walsh was a partner at Hogan and Hartson from July 2000 to August 2007.

Mr. Welters is Executive Vice President of UnitedHealth Group and President of the Public and Senior Market Group and has served in that capacity since September 2007. Mr. Welters was named Executive Vice President of UnitedHealth Group in November 2006. From 2004 to November 2006, Mr. Welters was President and Chief Executive Officer of AmeriChoice. Mr. Welters joined UnitedHealth Group in 2002 and held various executive positions with the Company from 2002 to 2004.

Mr. Wichmann is Executive Vice President of UnitedHealth Group and President of UnitedHealth Group Operations and has served in that capacity since April 2008. From December 2006 to April 2008, Mr. Wichmann served as Executive Vice President of UnitedHealth Group and President of the Commercial Markets Group (now UnitedHealthcare). From July 2004 to December 2006, Mr. Wichmann served as President and Chief Operating Officer of UnitedHealthcare. In 2004, Mr. Wichmann served as Chief Executive Officer of Specialized Care Services (now OptumHealth). Mr. Wichmann joined UnitedHealth Group in 1998 and held various executive positions with the Company from 1998 to 2004.

Mr. Zamoff is Executive Vice President, General Counsel and Assistant Secretary of UnitedHealth Group and has served in that capacity since October 2009. From March 2008 to October 2009, Mr. Zamoff served as General Counsel of UnitedHealthcare, and from January 2009 to October 2009, Mr. Zamoff served also as interim Co-Chief Legal Officer of UnitedHealth Group. Mr. Zamoff joined UnitedHealth Group in March 2008. Prior to joining UnitedHealth Group, Mr. Zamoff was a partner at Hogan and Hartson from January 2001 to March 2008, and from December 1996 to December 2000 Mr. Zamoff served as Assistant U.S. Attorney for the U.S. Department of Justice.

ITEM 1A. RISK FACTORS

CAUTIONARY STATEMENTS

The statements, estimates, projections, guidance or outlook contained in this Annual Report on Form 10-K include forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 (PSLRA). When used in this Annual Report on Form 10-K and in future filings by us with the SEC, in our news releases, presentations to securities analysts or investors, and in oral statements made by or with the approval of one of our executive officers, the words or phrases "believe," "expect," "intend," "estimate," "anticipate," "plan," project," "should" or similar expressions are intended to identify such forward-looking statements. These statements are intended to take advantage of the "safe harbor" provisions of the PSLRA. These forward-looking statements involve risks and uncertainties that may cause our actual results to differ materially from the results discussed in the forward-looking statements.

The following discussion contains certain cautionary statements regarding our business that investors and others should consider. We do not undertake to address or update forward-looking statements in future filings or communications regarding our business or results of operations, and do not undertake to address how any of these factors may have caused results to differ from discussions or information contained in previous filings or communications. In addition, any of the matters discussed below may have affected past, as well as current, forward-looking statements about future results. Any or all forward-looking statements in this Form 10-K and in any other public filings or statements we make may turn out to be wrong. They can be affected by inaccurate assumptions we might make or by known or unknown risks and uncertainties. Many factors discussed below will be important in determining future results. By their nature, forward-looking statements are not guarantees of future performance or results and are subject to risks, uncertainties and assumptions that are difficult to predict or quantify. Actual future results may vary materially from expectations expressed in this report or any of our prior communications.

Proposed health care reforms could materially adversely affect our revenues, financial position and our results of operations.

Both houses of Congress have recently passed bills relating to health care reform, which have not yet been reconciled with each other and signed into law. Examples of health care reform proposals include policy changes that would change the dynamics of the health care industry, including having the federal or one or more state governments assume a larger role in the health care system such as competing with private health insurers, imposing new and potentially significant taxes on health insurers and health care benefits, guaranteed coverage requirements, elimination of pre-existing condition exclusions or annual lifetime maximum limits, restrictions on our ability to price products based on our underwriting standards, or restructuring the Medicare or Medicaid programs, including reducing payments to private plans offering Medicare Advantage over the intermediate term. In addition, from time to time, Congress has considered various forms of managed care reform legislation, which, if adopted, could fundamentally alter the treatment of coverage decisions under ERISA. Additionally, there is legislative interest in modifying ERISA's preemptive effect on state laws. If adopted, such limitations could increase our liability exposure and could permit greater state regulation of our operations.

A number of state legislatures, including California, Colorado, New York, Ohio and Pennsylvania, have contemplated but have not enacted significant reform of their health insurance markets. Other states are expected to consider significant reform of their health insurance markets as well as more modest reforms aimed at expanding Medicaid and/or SCHIP eligibility and new coverage options for those not eligible for government programs. These proposals include provisions affecting both public programs and privately financed health insurance arrangements. States also are considering proposals that would reform the underwriting and marketing practices of individual and group health insurance products by, for example, placing restrictions on rating and pricing and mandating minimum medical benefit cost ratios.

The enactment of health care reforms at the federal or state level may affect certain aspects of our business, including contracting with physicians, hospitals and/or other health care professionals; medical, administrative, technology or other costs; physician reimbursement methods and payment rates; premium rates; coverage determinations; mandated benefits; minimum medical expenditures; claim payments and processing; drug utilization and patient safety efforts; collection, use, disclosure, maintenance and disposal of individually identifiable health information; personal health records; consumer-driven health plans and health savings accounts and insurance market reforms; and government-sponsored programs.

We cannot predict if any of these proposals will ultimately become law, or, if enacted, what their terms or the regulations promulgated pursuant to such laws will be. Any health care reforms enacted may be phased in over a number of years but, if enacted, could reduce our revenues, increase our costs, expose us to expanded liability and require us to revise the ways in which we conduct business or put us at risk for loss of business. In addition, our results of operations, our financial position, including our ability to maintain the value of our goodwill, and cash flows could be materially adversely affected by such changes.

If we fail to effectively estimate, price for and manage our medical costs, the profitability of our risk-based products could decline and could materially adversely affect our future financial results.

Under our risk-based product arrangements, we assume the risk of both medical and administrative costs for our customers in return for monthly premiums. Premium revenues from risk-based products comprise approximately 90% of our total consolidated revenues. We generally use approximately 80% to 85% of our premium revenues to pay the costs of health care services delivered to these customers. The profitability of our risk-based products depends in large part on our ability to predict, price for, and effectively manage medical costs.

We manage medical costs through underwriting criteria, product design, negotiation of favorable provider contracts and care management programs. Total medical costs are affected by the number of individual services rendered and the cost of each service. Our premium revenue on commercial policies is typically fixed for a

12-month period and is generally priced one to four months before the contract commences. Our revenue on Medicare policies is based on bids submitted in June the year before the contract year. We base the premiums we charge and our Medicare bids on our estimates of future medical costs over the fixed contract period; however, medical cost inflation, regulation and other factors may cause actual costs to exceed what was estimated and reflected in premiums or bids. These factors may include increased use of services, increased cost of individual services, catastrophes, epidemics, the introduction of new or costly treatments and technology, new mandated benefits or other regulatory changes, insured population characteristics and seasonal changes in the level of health care use. As a measure of the impact of medical costs on our financial results, relatively small differences between predicted and actual medical costs or utilization rates as a percentage of revenues can result in significant changes in our financial results. For example, if medical costs increased by 1% without a proportional change in related revenues for commercial insured products, our annual net earnings for 2009 would have been reduced by approximately $200 million.

In addition, the financial results we report for any particular period include estimates of costs that have been incurred for which claims are still outstanding. These estimates involve an extensive degree of judgment. If these estimates prove too low, they will have a negative impact on our future results.

Our business activities are highly regulated; new laws or regulations or changes in existing laws or regulations or their enforcement could materially adversely affect our results of operations, financial position and cash flows.

Our business is regulated at the federal, state, local and international levels. The laws and rules governing our business and interpretations of those laws and rules are subject to frequent change. For example, in 2009, CMS implemented a reduction in Medicare Advantage reimbursements of approximately 5% for 2010. Although we have adjusted members' benefits and premiums on a selective basis, terminated benefit plans in certain counties, and intensified both our medical and operating cost management in response to these rate reductions, there can be no assurance that we will be able to execute successfully on these or other strategies to address changes in the Medicare Advantage program. Our results of operations, financial position and cash flows could be materially adversely affected by such reductions.

The broad latitude that is given to the agencies administering regulations governing our business, as well as future laws and rules, could force us to change how we do business, restrict revenue and enrollment growth, increase our health care and administrative costs and capital requirements, and increase our liability in federal and state courts for coverage determinations, contract interpretation and other actions. For example, in October 2008 Congress enacted the Paul Wellstone and Pete Domenici Mental Health Parity and Addiction Equity Act of 2008 (MHPAEA), which requires insurers to provide mental health and substance use disorder benefits under terms that are no more restrictive than those applied to medical and surgical benefits. The MHPAEA specifically directed the Secretaries of Labor, Health and Human Services and the Treasury to issue regulations to effectuate the legislation. Although regulations regarding how the MHPAEA will be implemented were issued on February 2, 2010 in the form of an interim final rule, final regulations have not yet been published. Because of the broad range of treatment limitations to which parity is expected to apply under the regulations, the regulations will likely lead to an increase in the costs associated with both insured and self-insured plans for behavioral health benefits and services and impact our market for carve-out health benefit administration, which could have an adverse effect on our earnings from operations.

We must also obtain and maintain regulatory approvals to market many of our products, to increase prices for certain regulated products and to complete certain acquisitions and dispositions, including integration of certain acquisitions. Delays in obtaining approvals or our failure to obtain or maintain these approvals could reduce our revenue or increase our costs.

In August 2007, we entered into a multi-state national agreement with regulatory offices in 39 states and the District of Columbia relating to UnitedHealthcare's fully insured commercial business administered on the organization's main processing platforms. The agreement covers several key areas of review of our business operations, including claims payment accuracy and timeliness, appeals and grievances resolution timeliness, health care professional network/service, utilization review, explanation of benefits accuracy, and oversight and due diligence of contracted entities and vendor performance. The agreement addressed and resolved past regulatory matters related to the areas of review prior to August 2007 and establishes a transparent framework for evaluating and regulating performance through December 2010. The agreement is similar to a customer performance guarantee, whereby we self report quarterly and annually our current operational performance on a set of national performance standards agreed to by the participating states. We must perform to the standards set forth in the agreement, or be subject to fines and penalties.

We are also involved in various governmental investigations, audits and reviews. These regulatory activities include routine, regular and special investigations, audits and reviews by CMS, state insurance and health and welfare departments and state attorneys general, the Office of the Inspector General, the Office of Personnel Management, the Office of Civil Rights, U.S. Congressional committees, the U.S. Department of Justice, U.S. Attorneys, the SEC, the IRS, the U.S. Department of Labor and other governmental authorities. For example, in 2007, the California Department of Insurance examined our PacifiCare health insurance plan in California. The examination findings related to claims processing accuracy and timeliness, accurate and timely interest payments, timely implementation of provider contracts, timely, accurate provider dispute resolution, and other related matters. The matter is now the subject of an administrative proceeding before an administrative law judge. In addition, the U.S. Department of Labor is conducting an investigation of our administration of our employee benefit plans with respect to ERISA compliance. Reviews and investigations of this sort can lead to government actions, which can result in the assessment of damages, civil or criminal fines or penalties, or other sanctions, including restrictions or changes in the way we conduct business, loss of licensure or exclusion from participation in government programs, and could have a material adverse effect on our business and results of operations.

In addition, the health care industry is subject to negative publicity. Negative publicity, including negative publicity surrounding routine governmental investigations, may adversely affect our stock price, damage our reputation in various markets and result in increased regulation and legislative review of industry practices, which may further increase our costs of doing business and adversely affect our profitability by adversely affecting our ability to market our products and services, requiring us to change our products and services, or increasing the regulatory burdens under which we operate.

For a discussion of various federal and state laws and regulations governing our businesses, see Item 1, "Business – Government Regulation."

Adverse economic conditions could adversely affect our revenues and our results of operations.

The current recessionary U.S. economic environment may continue to impact demand for certain of our products and services. For example, higher unemployment rates and significant employment layoffs and downsizings have caused and could continue to lead to lower enrollment in our employer group plans, lower enrollment in our non-employer individual plans and a higher number of employees opting out of our employer group plans. Adverse economic conditions have caused and could continue to cause employers to stop offering certain health care coverage as an employee benefit or elect to offer this coverage on a voluntary, employee-funded basis as a means to reduce their operating costs. In addition, the economic downturn could continue to negatively impact our employer group renewal prospects and our ability to increase premiums and could result in cancellation of products and services by our customers. All of these could lead to a decrease in our membership levels and premium and fee revenues and could adversely affect our results of operations. In addition, a prolonged economic downturn could negatively impact the financial position of hospitals and other care providers and therefore could adversely affect our contracted rates with these parties and increase our medical costs.

During a prolonged economic downturn, state and federal budgets could be adversely affected, resulting in reduced reimbursements or payments in our federal and state government health care coverage programs, including Medicare, Medicaid and SCHIP. A reduction in state Medicaid reimbursement rates could be implemented retrospectively to payments already negotiated and/or received from the government and could adversely affect our revenues and results of operations. In addition, the state and federal budgetary pressures could cause the government to impose new or a higher level of taxes or assessments for our commercial programs, such as premium taxes on insurance companies and health maintenance organizations and surcharges on select fee-for-service and capitated medical claims, and could adversely affect our results of operations.

Our businesses providing PBM services face regulatory and other risks and uncertainties associated with the PBM industry that may differ from the risks of our business of providing managed care and health insurance products.

We provide PBM services through our Prescription Solutions and UnitedHealthcare businesses. Each business is subject to federal and state anti-kickback and other laws that govern their relationships with pharmaceutical manufacturers, customers and consumers. In addition, federal and state legislatures regularly consider new regulations for the industry that could adversely affect current industry practices, including the receipt or required disclosure of rebates from pharmaceutical companies. See Item 1, "Business – Government Regulation" for a discussion of various federal and state laws and regulations governing our PBM businesses.

Our PBM businesses provide services to sponsors of health benefit plans that are subject to ERISA. The DOL, which is the agency that enforces ERISA, could assert that the fiduciary obligations imposed by the statute apply to some or all of the services provided by our PBM businesses even where our PBM businesses are not contractually obligated to assume fiduciary obligations. In the event a court were to determine that fiduciary obligations apply to our PBM businesses in connection with services for which our PBM businesses are not contractually obligated to assume fiduciary obligations, we could be subject to claims for breaches of fiduciary obligations or entering into certain prohibited transactions.

Prescription Solutions also conducts business as a mail order pharmacy, which subjects it to extensive federal, state and local laws and regulations. The failure to adhere to these laws and regulations could expose Prescription Solutions to civil and criminal penalties. Further, Prescription Solutions is subject to the Payment Card Industry Data Security Standards, which is a multifaceted security standard that includes requirements for security management, policies, procedures, network architecture, software design and other critical protective measures to protect customer account data as mandated by the credit card brands. The failure to adhere to such standards could expose Prescription Solutions to liability or impact their ability to process credit card transactions.

In addition, our PBM businesses would be adversely affected by an inability to contract on favorable terms with pharmaceutical manufacturers and could face potential claims in connection with purported errors by our mail order pharmacies, including in connection with the risks inherent in the packaging and distribution of pharmaceuticals and other health care products. Disruptions at any of our mail order pharmacies due to failure of technology or any other failure or disruption to these systems or to the infrastructure due to fire, electrical outage, natural disaster, acts of terrorism or some other catastrophic event could reduce our ability to process and dispense prescriptions and provide products and services to customers.

If we fail to compete effectively to maintain or increase our market share, including maintaining or increasing enrollments in businesses providing health benefits, our results of operations could be materially adversely affected.

Our businesses compete throughout the United States and face competition in all of the geographic markets in which we operate. We compete with other companies on the basis of many factors, including price of benefits offered and cost and risk of alternatives, location and choice of health care providers, quality of customer service, comprehensiveness of coverage offered, reputation for quality care, financial stability and diversity of product offerings. For our Health Benefits reporting segment, competitors include Aetna Inc., Cigna Corporation, Coventry Health Care, Inc., Health Net, Inc., Humana Inc., Kaiser Permanente, WellPoint, Inc., numerous for-profit and not-for-profit organizations operating under licenses from the Blue Cross Blue Shield Association and other enterprises that serve more limited geographic areas or market segments such as Medicare specialty services. For our Prescription Solutions business, competitors include Medco Health Solutions, Inc., CVS/Caremark Corporation and Express Scripts, Inc. Our OptumHealth and Ingenix reporting segments also compete with a broad and diverse set of other businesses.

We believe that barriers to entry in many markets are not substantial, so the addition of new competitors can occur relatively easily, and customers enjoy significant flexibility in moving between competitors. In particular markets, competitors may have capabilities or resources that give them a competitive advantage. Greater market share, established reputation, superior supplier or health care professional arrangements, existing business relationships, and other factors all can provide a competitive advantage to our businesses or to their competitors.

In addition, significant merger and acquisition activity has occurred in the industries in which we operate, both as to our competitors and suppliers (including hospitals, physician groups and other care professionals) in these industries. Consolidation may make it more difficult for us to retain or increase customers, to improve the terms on which we do business with our suppliers, or to maintain or advance profitability. If we do not compete effectively in our markets, if we set rates too high or too low in highly competitive markets, if we do not design and price our products properly and competitively, if we are unable to innovate and deliver products and services that demonstrate value to our customers, if we do not provide a satisfactory level of services, if membership or demand for other services does not increase as we expect, if membership or demand for other services declines, or if we lose accounts with more profitable products while retaining or increasing membership in accounts with less profitable products, our business and results of operations could be materially adversely affected.

As a payer in various government health care programs, we are exposed to additional risks associated with program funding, enrollments, payment adjustments and audits that could adversely affect our revenues, cash flows and results of operations.

We participate in various federal, state and local government health care coverage programs, including as a payer in Medicare Advantage, Medicare Part D, various Medicaid programs and SCHIP, and receive revenues from these programs. These programs generally are subject to frequent changes, including changes that may reduce the number of persons enrolled or eligible, reduce the amount of reimbursement or payment levels, or increase our administrative or medical costs under such programs. For example, CMS recently implemented a reduction in Medicare Advantage reimbursements of approximately 5% for 2010. Such changes have adversely affected our results of operations and willingness to participate in such programs in certain geographic areas in the past, and may do so in the future.

Our participation in the Medicare Advantage, Medicare Part D, and various Medicaid programs and SCHIP occurs through bids that are submitted periodically. Revenues for these programs are dependent upon periodic funding from the federal government or applicable state governments and allocation of the funding through various payment mechanisms. Funding for these government programs is dependent upon many factors outside of our control, including general economic conditions and budgetary constraints at the federal or applicable state level, and general political issues and priorities. A reduction or less than expected increase in government funding for these programs or change in allocation methodologies may adversely affect our revenues and results of operations.

CMS uses various payment mechanisms to allocate funding for Medicare programs, including determining payments by considering the risk status of our Medicare members as supported by provider medical record documentation. Federal regulators audit the supporting documents and can revise payments based on the audit findings. CMS announced in 2008 that it will perform audits of selected Medicare health plans each year to validate the coding practices of and supporting documentation maintained by care providers. These audits involve a review of medical records maintained by providers, including those in and out of network, and may result in prospective and retrospective adjustments to payments made to health plans pursuant to CMS Medicare contracts. Certain of our plans have been selected for audit. The first audits focused on medical records supporting risk adjustment data for 2006 that were used to determine 2007 payment amounts. The Office of Inspector General for HHS is conducting an audit of our risk adjustment data for two plans. We are unable to predict the outcome of the audits. However, any material adjustments could have a material effect on our results of operations.

Our ability to retain and acquire Medicare, Medicaid and SCHIP enrollees is impacted by bids and plan designs submitted by our competitors and us. Under the Medicaid Managed Care program, state Medicaid agencies are periodically required by federal law to seek bids from eligible health plans to continue their participation in the acute care Medicaid health programs. If we are not successful in obtaining renewals of state Medicaid Managed Care contracts, we risk losing the members that were enrolled in those Medicaid plans. Under the Medicare Part D program, to qualify for automatic enrollment of low income members, our bids must result in an enrollee premium below a threshold, which is set by the government after our bids are submitted. If the enrollee premium is not below the government threshold, we risk losing the members who were auto-assigned to us and we will not have additional members auto-assigned to us. For example, we lost approximately 650,000 of our auto-enrolled low-income subsidy members in 2008 because certain of our bids exceeded thresholds set by the government. In general, our bids are based upon certain assumptions regarding enrollment, utilization, medical costs, and other factors. In the event any of these assumptions are materially incorrect or our competitors' bids and positioning are different than anticipated, either as a result of unforeseen changes to the Medicare program or otherwise, our results of operations could be materially affected.

If we fail to develop and maintain satisfactory relationships with physicians, hospitals, and other health care providers, our business could be adversely affected.

We contract with physicians, hospitals, pharmaceutical benefit service providers, pharmaceutical manufacturers, and other health care providers for competitive prices and services. Our results of operations and prospects are substantially dependent on our continued ability to maintain these competitive prices and services. Failure to develop and maintain satisfactory relationships with health care providers, whether in-network or out-of-network, could adversely affect our business and results of operations.

In any particular market, physicians and health care providers could refuse to contract, demand higher payments, or take other actions that could result in higher medical costs, less desirable products for customers or difficulty meeting regulatory or accreditation requirements. In some markets, certain health care providers, particularly hospitals, physician/hospital organizations or multi-specialty physician groups, may have significant market positions or near monopolies that could result in diminished bargaining power on our part. In addition, physician or practice management companies, which aggregate physician practices for administrative efficiency and marketing leverage, may compete directly with us. If these providers refuse to contract with us, use their market position to negotiate favorable contracts or place us at a competitive disadvantage, our ability to market products or to be profitable in those areas could be adversely affected.

In addition, we have capitation arrangements with some physicians, hospitals and other health care providers. Under the typical arrangement, the health care provider receives a fixed percentage of premium to cover all or a defined portion of the medical costs provided to the capitated member. Under some capitated arrangements, the provider may also receive additional compensation from risk sharing and other incentive arrangements. Capitation arrangements limit our exposure to the risk of increasing medical costs, but expose us to risk related to the adequacy of the financial and medical care resources of the professional. To the extent that a capitated health care provider organization faces financial difficulties or otherwise is unable to perform its obligations under the capitation arrangement, we may be held responsible for unpaid health care claims that should have been the responsibility of the capitated health care provider and for which we have already paid the provider under the capitation arrangement. Further, payment or other disputes between a primary care provider and specialists with whom the primary care provider contracts can result in a disruption in the provision of services to our members or a reduction in the services available to our members. There can be no assurance that health care providers with whom we contract will properly manage the costs of services, maintain financial solvency or avoid disputes with other providers. Any of these events could have an adverse effect on the provision of services to our members and our operations.

In addition, some providers that render services to our members do not have contracts with us. In those cases, we do not have a pre-established understanding with the provider about the amount of compensation that is due to the provider for services rendered to our members. In some states, the amount of compensation due to these out-of-network providers is defined by law or regulation, but in most instances, it is either not defined or it is established by a standard that is not clearly translatable into dollar terms. In some instances, providers may believe that they are underpaid for their services and may either litigate or arbitrate their dispute with us or try to recover from our members the difference between what we have paid them and the amount they charged us. For example, we are involved in litigation with out-of-network providers that is described in more detail in "Legal Matters" in Note 14 of Notes to the Consolidated Financial Statements. Failure to maintain satisfactory relationships with out-of-network health care providers could adversely affect our business and results of operations.

Sales of our products and services are dependent on our ability to attract, retain and provide support to a network of independent third party brokers, consultants and agents.

Our products are sold in part through independent brokers, consultants and agents who assist in the production and servicing of business. We typically do not have long-term contracts with our independent brokers, consultants and agents, who generally are not exclusive to us and who typically also recommend and/or market health care products and services of our competitors. As a result, we must compete intensely for their services and allegiance. Our sales would be adversely affected if we are unable to attract or retain independent brokers, consultants and agents or if we do not adequately provide support, training and education to them regarding our product portfolio, which is complex, or if our sales strategy is not appropriately aligned across distribution channels.

In addition, there have been a number of investigations regarding the marketing practices of brokers and agents selling health care products and the payments they receive. These have resulted in enforcement actions against companies in our industry and brokers and agents marketing and selling these companies' products. For example, CMS and state departments of insurance have increased their scrutiny of the marketing practices of brokers and agents who market Medicare products. These investigations and enforcement actions could result in penalties and the imposition of corrective action plans and/or changes to industry practice, which could adversely impact our ability to market our products.

If we fail to comply with restrictions on patient privacy and data security regulations, including taking steps to ensure that our business associates who obtain access to sensitive patient information maintain its confidentiality and security, our reputation and business operations could be materially adversely affected.

The collection, maintenance, protection, use, transmission, disclosure and disposal of individually identifiable data by our businesses are regulated at the international, federal and state levels. These laws and rules are subject to change by legislation or administrative or judicial interpretation. Various state laws address the use and disclosure of individually identifiable health information to the extent they are more restrictive than those contained in the privacy and security provisions in the federal GLBA and in HIPAA. HIPAA now requires business associates as well as covered entities to comply with certain privacy and security requirements. See Item 1, "Business – Government Regulation" for a discussion of various federal and state privacy laws and regulations governing our businesses.

Even though we provide for appropriate protections through our contracts with our business associates and in certain cases assess our business associates' security controls, we still have limited control over their actions and practices. Privacy and security requirements regarding personally identifiable information are also imposed on us through controls with our customers. In addition, despite the security measures we have in place to ensure compliance with applicable laws and rules, our facilities and systems and those of our third party service providers may be vulnerable to security breaches, acts of vandalism or theft, computer viruses, misplaced or lost data, programming and/or human errors or other similar events. Compliance with new privacy and security laws, requirements, and new regulations, such as ARRA, will result in cost increases due to necessary systems changes (including further implementation of encryption and other data protection standards), new limitations or constraints on our business models, the development of new administrative processes, the effects of potential noncompliance by our business associates, and increased enforcement actions and fines and penalties. They also may impose further restrictions on our collection, disclosure and use of patient identifiable data that is housed in one or more of our administrative databases.

Noncompliance with any privacy or security laws and regulations or any security breach involving the misappropriation, loss or other unauthorized disclosure of sensitive or confidential member information, whether by us or by one of our business associates, could have a material adverse effect on our business, reputation and results of operations, including mandatory disclosure to the media, significant increase in the number and cost of managing and remediating data security incidents, increased enforcement actions, material fines and penalties, compensatory, special, punitive, and statutory damages, litigation, consent orders regarding our privacy and security practices, adverse actions against our licenses to do business, and injunctive relief.

Our relationship with AARP is important and the loss of such relationship could have an adverse effect on our business and results of operations.

Under our agreements with AARP, we provide AARP-branded Medicare Supplement insurance, hospital indemnity insurance and other products to AARP members and Medicare Part D prescription drug plans to AARP members and non-members. One of our agreements with AARP expands the relationship to include AARP-branded Medicare Advantage plans for AARP members and non-members. Our agreements with AARP contain commitments regarding corporate governance, corporate social responsibility, diversity and measures intended to improve and simplify the health care experience for consumers. The AARP agreements may be terminated early under certain circumstances, including, depending on the agreement, a material breach by either party, insolvency of either party, a material adverse change in the financial condition of the Company, material changes in the Medicare programs, material harm to AARP caused by the Company, and by mutual agreement. The success of our AARP arrangements depends, in part, on our ability to service AARP and its members, develop additional products and services, price the products and services competitively, meet our corporate governance, corporate social responsibility, and diversity commitments, and respond effectively to federal and state regulatory changes. The loss of our AARP relationship could have an adverse effect on our business and results of operations.

Because of the nature of our business, we are routinely subject to various litigation actions, which, if resolved unfavorably, could result in substantial penalties and/or monetary damages and adversely affect our financial position, results of operations and cash flows.

Periodically, we become a party to the types of legal actions that can affect any business, such as employment and employment discrimination-related suits, employee benefit claims, breach of contract actions, tort claims, shareholder suits, and intellectual property-related litigation. In addition, because of the nature of our business, we are routinely made party to a variety of legal actions related to the design and management of our service offerings. These matters include, among others, claims related to health care benefits coverage and payment (including disputes with enrollees, customers, and contracted and non-contracted physicians, hospitals and other health care professionals), tort, contract disputes and claims related to disclosure of certain business practices. We are also party to certain class action lawsuits brought by health care professional groups.

We are largely self-insured with regard to litigation risks. Although we maintain excess liability insurance with outside insurance carriers for claims in excess of our self-insurance, certain types of damages, such as punitive damages in some circumstances, are not covered by insurance. We record liabilities for our estimates of the probable costs resulting from self-insured matters; however, it is possible that the level of actual losses will exceed the liabilities recorded.

A description of significant legal actions in which we are currently involved is included in Note 14 of Notes to the Consolidated Financial Statements. We cannot predict the outcome of these actions with certainty, and we are incurring expenses in resolving these matters. Therefore, these legal actions could further increase our cost of doing business and adversely affect our financial position, results of operations and cash flows.

Our investment portfolio may suffer losses, which could materially adversely affect our results of operations.

Fluctuations in the fixed income or equity markets could impair our profitability and capital position. Volatility in interest rates affects our interest income and the market value of our investments in debt securities of varying maturities, which comprise the vast majority of the fair value of our investments as of December 31, 2009. In addition, defaults by issuers, primarily from investments in liquid corporate and municipal bonds, who fail to pay or perform on their obligations, could reduce our investment income and net realized investment gains or result in net realized investment losses as we may be required to write down the value of our investments, which would adversely affect our profitability and shareholders' equity.

We also invest a small proportion of our investments in equity investments, which are subject to greater volatility than fixed income investments. General economic conditions, stock market conditions, and many other factors beyond our control can adversely affect the value of our equity investments and may result in investment losses.

There can be no assurance that our investments will produce total positive returns or that we will not sell investments at prices that are less than the carrying value of these investments. Changes in the value of our investment assets, as a result of interest rate fluctuations, illiquidity or otherwise, could have a negative effect on our shareholders' equity. In addition, if it became necessary for us to liquidate our investment portfolio on an accelerated basis, it could have an adverse effect on our results of operations.

If the value of our intangible assets is materially impaired, our results of operations, shareholders' equity and debt ratings could be materially adversely affected.

Goodwill and other intangible assets were $23.1 billion as of December 31, 2009, representing 39% of our total assets. We periodically evaluate our goodwill and other intangible assets to determine whether all or a portion of their carrying values may be impaired, in which case a charge to earnings may be necessary. For example, the enactment of health care reforms may impact our ability to maintain the value of our goodwill and other intangible assets in some of our businesses, as any passed legislation may significantly change the growth rate assumptions for some of our businesses. Any future evaluations requiring an impairment of our goodwill and other intangible assets could materially affect our results of operations and shareholders' equity in the period in which the impairment occurs. A material decrease in shareholders' equity could, in turn, negatively impact our debt ratings or potentially impact our compliance with existing debt covenants.

Large-scale medical emergencies may result in significant medical costs and may have a material adverse effect on our business, financial condition and results of operations.

Large-scale medical emergencies can take many forms and can cause widespread illness and death. Such emergencies could materially and adversely affect the U.S. economy in general and the health care industry specifically. For example, in the event of a natural disaster, bioterrorism attack, pandemic or other extreme events, we could face, among other things, significant medical costs and increased use of health care services. Any such disaster or similar event could have a material adverse effect on our business, financial condition and results of operations.

If we fail to properly maintain the integrity or availability of our data or to strategically implement new or upgrade or consolidate existing information systems, our business could be materially adversely affected.

Our ability to adequately price our products and services, to provide effective service to our customers in an efficient and uninterrupted fashion, and to accurately report our results of operations depends on the integrity of the data in our information systems. As a result of technology initiatives and recently enacted regulations, changes in our system platforms and integration of new business acquisitions, we have been taking steps to consolidate and integrate the number of systems we operate and have upgraded and expanded our information systems capabilities. Our information systems require an ongoing commitment of significant resources to maintain, protect and enhance existing systems and develop new systems to keep pace with continuing changes in information processing technology, evolving systems and regulatory standards, and changing customer patterns. If the information we rely upon to run our businesses were found to be inaccurate or unreliable or if we fail to maintain or protect our information systems and data integrity effectively, we could lose existing customers, have difficulty attracting new customers, have problems in determining medical cost estimates and establishing appropriate pricing, have difficulty preventing, detecting and controlling fraud, have disputes with customers, physicians and other health care professionals, have regulatory sanctions or penalties imposed, have increases in operating expenses or suffer other adverse consequences. There can be no assurance that our process of consolidating the number of systems we operate, upgrading and expanding our information systems capabilities, protecting and enhancing our systems and developing new systems to keep pace with continuing changes in information processing technology will be successful or that additional systems issues will not arise in the future. Failure to consolidate and integrate our systems successfully could result in higher than expected costs and diversion of management's time and energy, which could materially impact our business, financial condition and results of operations.

If we are not able to protect our proprietary rights to our databases and related products, our ability to market our knowledge and information-related businesses could be hindered and our business could be adversely affected.

We rely on our agreements with customers, confidentiality agreements with employees, and our trademarks, trade secrets, copyrights and patents to protect our proprietary rights. These legal protections and precautions may not prevent misappropriation of our proprietary information. In addition, substantial litigation regarding intellectual property rights exists in the software industry, and we expect software products to be increasingly subject to third-party infringement claims as the number of products and competitors in this industry segment grows. Such litigation and misappropriation of our proprietary information could hinder our ability to market and sell products and services and our revenues and results of operations could be adversely affected.

Our ability to obtain funds from some of our subsidiaries is restricted and if we are unable to obtain sufficient funds from our subsidiaries to fund our obligations, our operations or financial position may be adversely affected.

Because we operate as a holding company, we are dependent upon dividends and administrative expense reimbursements from some of our subsidiaries to fund our obligations. These subsidiaries generally are regulated by states' departments of insurance. We are also required by law to maintain specific prescribed minimum amounts of capital in these subsidiaries. The levels of capitalization required depend primarily upon the volume of premium revenues generated. A significant increase in premium volume will require additional capitalization from us. In most states, we are required to seek prior approval by these state regulatory authorities before we transfer money or pay dividends from these subsidiaries that exceed specified amounts. In addition, we normally notify the state departments of insurance prior to making payments that do not require approval. An inability of our regulated subsidiaries to pay dividends to their parent companies could impact the scale to which we could reinvest in our business through capital expenditures, business acquisitions and the repurchase of shares of our common stock and our ability to repay our debt. If we are unable to obtain sufficient funds from our subsidiaries to fund our obligations, our operations or financial position may be adversely affected.

Any failure by us to manage and complete acquisitions and other significant transactions successfully could harm our results of operations, business and prospects.

As part of our business strategy, we frequently engage in discussions with third parties regarding possible investments, acquisitions, divestitures, strategic alliances, joint ventures, and outsourcing transactions and often enter into agreements relating to such transactions. If we fail to identify and complete successfully transactions that further our strategic objectives, we may be required to expend resources to develop products and technology internally, we may be at a competitive disadvantage or we may be adversely affected by negative market perceptions, any of which may have a material adverse effect on our results of operations, financial position or cash flows. For acquisitions, success is also dependent upon efficiently integrating the acquired business into our existing operations. If we are unable to successfully integrate and grow these acquisitions and to realize contemplated revenue synergies and cost savings, our results of operations could be adversely affected.

Downgrades in our credit ratings, should they occur, may adversely affect our business, financial condition and results of operations.

Claims paying ability, financial strength, and credit ratings by recognized rating organizations are important factors in establishing the competitive position of insurance companies. Ratings information is broadly disseminated and generally used throughout the industry. We believe our claims paying ability and financial strength ratings are important factors in marketing our products to certain of our customers. Our debt ratings impact both the cost and availability of future borrowings. Each of the rating agencies reviews its ratings periodically and there can be no assurance that current ratings will be maintained in the future. Our ratings reflect each rating agency's opinion of our financial strength, operating performance and ability to meet our debt obligations or obligations to policyholders. Downgrades in our credit ratings, should they occur, may adversely affect our business, financial condition and results of operations.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

As of December 31, 2009, we owned and/or leased real properties totaling approximately 15.2 million square feet to support our business operations in the United States and other countries. Our facilities are primarily located in the United States. Of this total, we owned approximately 1 million aggregate square feet of space and leased the remainder. Our leases expire at various dates through September 30, 2028. Our various reporting segments use these facilities for their respective business purposes, and we believe these current facilities are suitable for their respective uses and are adequate for our anticipated future needs.

ITEM 3. LEGAL PROCEEDINGS

See Note 14 of Notes to the Consolidated Financial Statements in this Form 10-K, which is incorporated by reference herein.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

None.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

MARKET PRICES

Our common stock is traded on the New York Stock Exchange (NYSE) under the symbol UNH. On February 3, 2010, there were 18,145 registered holders of record of our common stock. The per share high and low common stock sales prices reported by the NYSE were as follows:

	High	Low
2010		
First quarter (through February 3, 2010)	$36.07	$30.97
2009		
First quarter	$30.25	$16.18
Second quarter	$29.69	$19.85
Third quarter	$30.00	$23.69
Fourth quarter	$33.25	$23.50
2008		
First quarter	$57.86	$33.57
Second quarter	$38.33	$25.50
Third quarter	$33.49	$21.00
Fourth quarter	$27.31	$14.51

DIVIDEND POLICY

Our Board of Directors established our dividend policy in August 1990. Pursuant to our dividend policy, our Board of Directors reviews our consolidated financial statements following the end of each fiscal year and decides whether to declare a dividend on the outstanding shares of common stock. On February 9, 2010, our Board of Directors approved an annual dividend of $0.03 per share, which will be paid on April 20, 2010 to shareholders of record on April 6, 2010. Shareholders of record on April 2, 2009 received an annual dividend for 2009 of $0.03 per share and shareholders of record on April 2, 2008 received an annual dividend for 2008 of $0.03 per share.

ISSUER PURCHASES OF EQUITY SECURITIES

Issuer Purchases of Equity Securities (a)
Fourth Quarter 2009

For the Month Ended	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares That May Yet Be Purchased Under The Plans or Programs(a)
October 31, 2009	880,797(b)	$25.04	878,313	35,583,125
November 30, 2009	709,550	$28.18	709,550	34,873,575
December 31, 2009	6,274,229(c)	$30.76	6,216,220	28,657,355
TOTAL	7,864,576	$29.88	7,804,083	

(a) In November 1997, our Board of Directors adopted a share repurchase program, which the Board evaluates periodically. In February 2010, the Board renewed and increased our share repurchase program, and authorized us to repurchase up to 120 million shares of our common stock at prevailing market prices. There is no established expiration date for the program. The maximum number of shares that may be purchased under the plans or programs as of December 31, 2009 does not reflect this increase.

(b) Represents 878,313 shares of our common stock repurchased during the period, and 2,484 shares of our common stock withheld by us, as permitted by the applicable equity award certificates, to satisfy tax withholding obligations upon vesting of shares of restricted stock.

(c) Represents 6,216,220 shares of our common stock repurchased during the period, and 58,009 shares of our common stock withheld by us, as permitted by the applicable equity award certificates, to satisfy tax withholding obligations upon vesting of shares of restricted stock.

PERFORMANCE GRAPHS

The following two performance graphs compare the Company's total return to shareholders with indexes of other specified companies and the S&P 500 Index. The first graph compares the cumulative five-year total return to shareholders on UnitedHealth Group's common stock relative to the cumulative total returns of the S&P 500 index and a customized peer group (the "*Fortune 50* Group"), an index of certain *Fortune 50* companies for the five-year period ended December 31, 2009. The second graph compares our cumulative total return to shareholders with the S&P 500 Index and an index of a group of peer companies selected by us for the five-year period ended December 31, 2009. The Company is not included in either the *Fortune 50* Group index in the first graph or the peer group index in the second graph. In calculating the cumulative total shareholder return of the indexes, the shareholder returns of the *Fortune 50* Group companies in the first graph and the peer group companies in the second graph are weighted according to the stock market capitalizations of the companies at January 1 of each year. The comparisons assume the investment of $100 on December 31, 2004 in Company common stock and in each index, and that dividends were reinvested when paid.

Fortune 50 Group

The *Fortune 50* Group consists of the following companies: American International Group, Inc., Berkshire Hathaway Inc., Cardinal Health, Inc., Citigroup Inc., General Electric Company, International Business Machines Corporation and Johnson & Johnson. Although there are differences in terms of size and industry, like UnitedHealth Group, all of these companies are large multi-segment companies using a well-defined operating model in one or more broad sectors of the economy.



COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN
Among UnitedHealth Group, the S&P 500 Index
and the Fortune 50 Group
$160
$140
$120
$100
$80
$60
$40
$20
$0
12/04
12/05
12/06
12/07
2/08
12/09
UnitedHealth Group
S&P 500
Fortune 50

	12/04	12/05	12/06	12/07	12/08	12/09
UnitedHealth Group	**$100.00**	**$141.22**	**$122.18**	**$132.41**	**$60.57**	**$ 69.51**
S&P 500	**100.00**	**104.91**	**121.48**	**128.16**	**80.74**	**102.11**
Fortune 50 Group	**100.00**	**99.04**	**112.31**	**105.03**	**55.31**	**61.84**

The stock price performance included in this graph is not necessarily indicative of future stock price performance.

Peer Group

The companies included in our peer group are Aetna Inc., Cigna Corporation, Coventry Health Care, Inc., Humana Inc. and WellPoint, Inc. We believe that this peer group reflects our peers in the health care industry.



COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN
Among UnitedHealth Group, the S&P 500 Index
and the Peer Group
$200
$180
$160
$140
$120
$100
$80
$60
$40
$20
$0
12/04
12/05
12/06
12/07
12/08
12/09
UnitedHealth Group
S&P 500
Peer Group

	12/04	12/05	12/06	12/07	12/08	12/09
UnitedHealth Group	**$100.00**	**$141.22**	**$122.18**	**$132.41**	**$60.57**	**$ 69.51**
S&P 500	**100.00**	**104.91**	**121.48**	**128.16**	**80.74**	**102.11**
Peer Group	**100.00**	**146.00**	**144.14**	**173.91**	**77.52**	**105.61**

The stock price performance included in this graph is not necessarily indicative of future stock price performance.

ITEM 6. SELECTED FINANCIAL DATA

FINANCIAL HIGHLIGHTS

(in millions, except percentages and per share data)	For the Year Ended December 31,				
	2009 (a,b)	2008 (a,b)	2007 (a,b)	2006 (a,b)	2005 (b)
Consolidated Operating Results					
Revenues	$87,138	$81,186	$75,431	$71,542	$46,425
Earnings from operations	6,359	5,263	7,849	6,984	5,080
Net earnings	3,822	2,977	4,654	4,159	3,083
Return on shareholders' equity	17.3%	14.9%	22.4%	22.2%	25.2%
Basic net earnings per common share	$ 3.27	$ 2.45	$ 3.55	$ 3.09	$ 2.44
Diluted net earnings per common share	3.24	2.40	3.42	2.97	2.31
Common stock dividends per share	0.030	0.030	0.030	0.030	0.015
Consolidated Cash Flows From (Used For)					
Operating activities	$ 5,625	$ 4,238	$ 5,877	$ 6,526	$ 4,083
Investing activities	(976)	(5,072)	(4,147)	(2,101)	(3,489)
Financing activities	(2,275)	(605)	(3,185)	474	836
Consolidated Financial Condition					
(As of December 31)					
Cash and investments	$24,350	$21,575	$22,286	$20,582	$14,982
Total assets	59,045	55,815	50,899	48,320	41,288
Total commercial paper and long-term debt	11,173	12,794	11,009	7,456	7,095
Shareholders' equity	23,606	20,780	20,063	20,810	17,815
Debt-to-total-capital ratio	32.1%	38.1%	35.4%	26.4%	28.5%

Financial Highlights should be read with the accompanying Management's Discussion and Analysis of Financial Condition and Results of Operations and Consolidated Financial Statements and Notes to the Consolidated Financial Statements.

(a) On January 1, 2006, we began serving as a plan sponsor offering Medicare Part D drug insurance coverage under a contract with CMS. Total revenues generated under this program were $6.4 billion, $5.8 billion, $5.9 billion and $5.7 billion for the years ended December 31, 2009, 2008, 2007 and 2006, respectively. See Note 2 of Notes to the Consolidated Financial Statements for a detailed discussion of this program.

(b) We acquired Unison Health Plans in May 2008 for total consideration of approximately $930 million, Sierra Health Services, Inc. in February 2008 for total consideration of approximately $2.6 billion, Fiserv Health, Inc. in January 2008 for total consideration of approximately $740 million and PacifiCare Health Systems, Inc. in December 2005 for total consideration of approximately $8.8 billion. The results of operations and financial condition of these acquisitions have been included in our Consolidated Financial Statements since the respective acquisition dates.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read together with the accompanying Consolidated Financial Statements and Notes to the Consolidated Financial Statements thereto. Readers should be cautioned that the statements, estimates, projections or outlook contained in this report, including discussions regarding financial prospects, economic conditions, trends and uncertainties contained in this Item 7, may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, or PSLRA. These forward-looking statements involve risks and uncertainties that may cause our actual results to differ materially from the results discussed in the forward-looking statements. A description of some of the risks and uncertainties can be found in Item 1A, "Risk Factors."

EXECUTIVE OVERVIEW

General

UnitedHealth Group is a diversified health and well-being company, serving more than 70 million Americans. Our focus is on improving the overall health and well-being of the people we serve and their communities and enhancing the performance of the health system. We work with health care professionals and other key partners to expand access to high quality health care. We help people get the care they need at an affordable cost, support the physician/patient relationship, and empower people with the information, guidance and tools they need to make personal health choices and decisions.

Through our diversified family of businesses, we leverage core competencies in advanced technology-based transactional capabilities; health care data, knowledge and information; and health care resource organization and care facilitation to make health care work better. These core competencies are focused in two market areas, health benefits and health services. Health benefits are offered in the individual and employer markets and the public and senior markets through our UnitedHealthcare, Ovations and AmeriChoice businesses. Health services are provided to the participants in the health system itself, ranging from employers and health plans to physicians and life sciences companies through our OptumHealth, Ingenix and Prescription Solutions businesses. In aggregate, these businesses have more than two dozen distinct business units that address specific end markets. Each of these business units focuses on the key goals in health and well-being: access, affordability, quality and simplicity as they apply to their specific market.

Revenues

Our revenues are primarily comprised of premiums derived from risk-based health insurance arrangements in which the premium is fixed, typically for a one-year period, and we assume the economic risk of funding our customers' health care benefits and related administrative costs. We also generate revenues from services performed for customers that self-insure the health care costs of their employees and employees' dependants. For both risk-based and fee-based health care benefit arrangements, we provide coordination and facilitation of medical services; transaction processing; health care professional services; and access to contracted networks of physicians, hospitals and other health care professionals. We also generate service revenues from Ingenix health intelligence and contract research businesses. Product revenues are mainly comprised of products sold by our Prescription Solutions pharmacy benefit management business and sales of Ingenix publishing and software products. We derive investment income primarily from interest earned on our investments in debt securities. Our investment income also includes gains or losses when the securities are sold, or other-than-temporarily impaired.

Operating Costs

Medical Costs. Our operating results depend in large part on our ability to effectively estimate, price for and manage our medical costs through underwriting criteria, product design, negotiation of favorable provider contracts and medical management programs. Controlling medical costs requires a comprehensive and integrated approach to organize and advance the full range of interrelationships among patients/consumers, health professionals, hospitals, pharmaceutical/technology manufacturers and other key stakeholders.

Medical costs include estimates of our obligations for medical care services rendered on behalf of insured consumers for which we neither have received nor processed claims, and for liabilities for physician, hospital and other medical cost disputes. In every reporting period, our operating results include the effects of more completely developed medical costs payable estimates associated with previously reported periods.

Our medical care ratio, calculated as medical costs as a percentage of premium revenues, reflects the combination of pricing, benefit designs, consumer health care utilization and comprehensive care facilitation efforts. We seek to sustain a stable medical care ratio for an equivalent mix of business, however, changes in business mix, such as expanding participation in comparatively higher medical care ratio government-sponsored public sector programs, will change the dynamics of our results.

Operating Costs. Operating costs are primarily comprised of costs related to employee compensation and benefits, agent and broker commissions, premium taxes and assessments, professional fees, advertising and occupancy costs.

Cash Flows

We generate cash primarily from premiums, service revenues and investment income, as well as proceeds from the sale or maturity of our investments. Our primary uses of cash are for payments of medical claims, purchases of investments, common stock repurchases and payments on long-term debt. For more information on our cash flows, see "Liquidity" below.

Business Trends

Our businesses participate in the U.S. health economy, which comprises approximately 17% of U.S. gross domestic product and which has grown consistently for many years. We expect overall spending on health care in the U.S. to continue to rise in the future, based on inflation, demographic trends in the U.S. population and national interest in health and well-being. The rate of market growth may be affected by a variety of factors, including macro-economic conditions and proposed health care reforms, which could also impact our results of operations.

Adverse Economic Conditions. The current U.S. recessionary economic environment has impacted demand for some of our products and services. For example, decreases in employment have reduced the number of workers and dependants offered health care benefits by our employer customers, putting pressure on top line growth for our UnitedHealthcare and OptumHealth businesses. This workplace attrition contributed more than half of the 7% decrease in UnitedHealthcare's commercial membership during 2009, and this attrition trend is expected to continue at a generally elevated level until national employment stabilizes. In contrast, our AmeriChoice business is experiencing growth in its state Medicaid offerings as employment rates fall. If the recessionary economic environment continues for a prolonged period, federal and state governments may decrease funding for various health care government programs in which we participate and/or impose new or higher levels of taxes or assessments. Our revenues are also impacted by U.S. monetary and fiscal policy. In response to recessionary conditions, the U.S. Federal Reserve has maintained the target federal funds rate at a range of zero to 25 basis points. Changes in federal monetary policy have reduced the level of investment income received on our portfolio on a year-over-year basis.

In total, we believe that economic recessions will slow our revenue growth rate and could impact our operating profitability. We also believe that government funding pressure, coupled with recessionary economic conditions, will impact the financial positions of hospitals, physicians and other care providers and could therefore increase medical cost trends experienced by our businesses. For additional discussions regarding how the adverse economic conditions could affect our business, see Item 1A, "Risk Factors."

American Recovery and Reinvestment Act. Our businesses may benefit from elements of the federal economic stimulus package that was enacted in response to the current recession. These elements include expansion of funding to state programs, which could mitigate funding pressure for AmeriChoice Medicaid offerings at the state level, and funding for health care information technology, which could expand market opportunities for Ingenix.

Proposed Health Care Reforms and Reimbursement Changes. Both houses of Congress have recently passed bills relating to health care reform, which have not yet been reconciled with each other and signed into law. Examples of health care reform proposals include policy changes that would change the dynamics of the health care industry, including having the federal or one or more state governments assume a larger role in the health care system such as competing with private health insurers, imposing new and potentially significant taxes on health insurers and health care benefits, guaranteed coverage requirements, elimination of pre-existing condition exclusions or annual lifetime maximum limits, restrictions on our ability to price products based on our underwriting standards, or restructuring the Medicare or Medicaid programs, including reducing payments over the intermediate term to private plans offering Medicare Advantage. We cannot predict if any of these proposals will ultimately become law, or, if enacted, what their terms or the regulations promulgated pursuant to such laws will be. Any health care reforms enacted may be phased in over a number of years, but, if enacted, could reduce our revenues, increase our costs, expose us to expanded liability and require us to revise the ways in which we conduct business or put us at risk for loss of business. In addition, our operating results, our financial position, including our ability to maintain the value of our goodwill, and cash flows could be materially adversely affected by such changes.

The administration and various congressional leaders have advanced proposals to reduce payments over the intermediate term to private plans offering Medicare Advantage. Further, Centers for Medicare and Medicaid Services (CMS) implemented a reduction in Medicare Advantage reimbursements of approximately 5% for 2010. Although we have adjusted members' benefits and premiums on a selective basis, terminated benefit plans in certain counties, and intensified both our medical and operating cost management in response to these rate reductions, there can be no assurance that we will be able to execute successfully on these or other strategies to address changes in the Medicare Advantage program. Our operating results, financial position and cash flows could be materially adversely affected by these reductions. If industry-wide Medicare Advantage membership declines, there is likely to be increased demand for Medicare Supplemental insurance and Part D prescription drug coverage, and in both categories Ovations is a market leader.

We operate a diversified set of health care focused businesses; this business model has been intentionally designed to address a multitude of market sectors. Therefore, we could see simultaneous increases and decreases in demand for our various products and services, depending on the scope, shape and timing of health care reforms. It is difficult to predict the outcome of reform discussions with precision over the mid- to long-term time horizon. For discussions regarding our risks related to health care reforms, see Item 1A, "Risk Factors."

RESULTS SUMMARY

The following summarizes the consolidated financial results for the years ended December 31:

(in millions, except percentages and per share data)	2009	2008	2007	Increase (Decrease) 2009 vs. 2008		Increase (Decrease) 2008 vs. 2007	
REVENUES:							
Premiums	$79,315	$73,608	$68,781	$5,707	8 %	$ 4,827	7 %
Services	5,306	5,152	4,608	154	3	544	12
Products	1,925	1,655	898	270	16	757	84
Investment and other income	592	771	1,144	(179)	(23)	(373)	(33)
Total revenues	87,138	81,186	75,431	5,952	7	5,755	8
OPERATING COSTS:							
Medical costs	65,289	60,359	55,435	4,930	8	4,924	9
Medical care ratio	82.3 %	82.0 %	80.6 %		0.3		1.4
Operating costs	12,734	13,103	10,583	(369)	(3)	2,520	24
Operating cost ratio	14.6 %	16.1 %	14.0 %		(1.5)		2.1
Cost of products sold	1,765	1,480	768	285	19	712	93
Depreciation and amortization	991	981	796	10	1	185	23
Total operating costs	80,779	75,923	67,582	4,856	6	8,341	12
EARNINGS FROM OPERATIONS	6,359	5,263	7,849	1,096	21	(2,586)	(33)
Operating margin	7.3 %	6.5 %	10.4 %		0.8		(3.9)
Interest expense	(551)	(639)	(544)	(88)	(14)	95	17
EARNINGS BEFORE INCOME TAXES	5,808	4,624	7,305	1,184	26	(2,681)	(37)
Provision for income taxes	(1,986)	(1,647)	(2,651)	339	21	(1,004)	(38)
Tax rate	34.2 %	35.6 %	36.3 %		(1.4)		(0.7)
NET EARNINGS	$ 3,822	$ 2,977	$ 4,654	$ 845	28 %	$(1,677)	(36)%
DILUTED NET EARNINGS PER COMMON SHARE	$ 3.24	$ 2.40	$ 3.42	$ 0.84	35 %	$ (1.02)	(30)%
RETURN ON EQUITY	17.3 %	14.9 %	22.4 %		2.4 %		(7.5)%
TOTAL PEOPLE SERVED	70	73	71	(3)	(4)%	2	3 %

ACQUISITIONS

AIM Healthcare Services, Inc. On June 1, 2009, we acquired all of the outstanding shares of AIM Healthcare Services, Inc. (AIM) for approximately $440 million in cash. AIM is a leading provider of payment accuracy solutions for health care payer and hospital clients in all 50 states. This acquisition strengthened our capabilities to simplify and improve administration in the health care industry. The results of operations and financial condition of AIM have been included in our consolidated results and the results of the Ingenix reporting segment since the acquisition date.

Unison Health Plans. On May 30, 2008, we acquired all of the outstanding shares of Unison Health Plans (Unison) for approximately $930 million in cash. Unison provides government-sponsored health plan coverage to people in Pennsylvania, Ohio, Tennessee, Delaware, South Carolina and Washington, D.C. through a network of independent health care professionals. This acquisition strengthened our resources and capabilities in these areas. The results of operations and financial condition of Unison have been included in our consolidated results and the results of our Health Benefits reporting segment since the acquisition date.

Sierra Health Services, Inc. On February 25, 2008, we acquired all of the outstanding shares of Sierra Health Services, Inc. (Sierra), a diversified health care services company based in Las Vegas, Nevada, for approximately $2.6 billion in cash, representing a price of $43.50 per share of Sierra common stock. This acquisition strengthened our position in the southwest region of the United States. The U.S. Department of Justice approved the acquisition conditioned upon the divestiture of our individual Medicare Advantage HMO plans in Clark and Nye Counties, Nevada, which represented approximately 30,000 members. The divestiture was completed on April 30, 2008. We received proceeds of $185 million for this transaction, which were recorded as a reduction to Operating Costs. Group Medicare Advantage plans offered through commercial contracts were excluded from the divestiture. Also, we retained Sierra's Medicare Advantage HMO plans in Nevada. The results of operations and financial condition of Sierra have been included in our consolidated results and the results of the Health Benefits, OptumHealth and Prescription Solutions reporting segments since the acquisition date.

Fiserv Health, Inc. On January 10, 2008, we acquired all of the outstanding shares of Fiserv Health, Inc. (Fiserv Health), a subsidiary of Fiserv, Inc., for approximately $740 million in cash. Fiserv Health is a leading administrator of medical benefits and also provides care facilitation services, specialty health solutions and pharmacy benefit management (PBM) services. This transaction allows us to expand the capacity of our existing benefits administration businesses and enables existing and new customers to leverage our full range of assets, including ancillary services, our national network and technology tools. The results of operations and financial condition of Fiserv Health have been included in our consolidated results and the results of the Health Benefits, OptumHealth, Ingenix and Prescription Solutions reporting segments since the acquisition date.

For the years ended December 31, 2009, 2008 and 2007, aggregate consideration paid, net of cash assumed for smaller acquisitions was $95 million, $94 million and $262 million, respectively. These acquisitions were not material to our results of operations.

2009 RESULTS OF OPERATIONS COMPARED TO 2008 RESULTS

Consolidated Financial Results

Revenues

Consolidated revenues for 2009 increased primarily due to the increase in premium revenues in the Health Benefits reporting segment. The increase in premium revenues was primarily due to strong organic growth in risk-based offerings in our public and senior markets businesses and premium rate increases in response to growth in underlying medical costs, partially offset by a decline in the number of people served in the commercial market. The effect of 2008 Health Benefits acquisitions also contributed to the increase in premium revenues during 2009.

Medical Costs

Medical costs for 2009 increased primarily due to growth in public and senior markets risk-based businesses, elevated medical costs due to the H1N1 influenza virus, unemployment-related benefit continuation programs due to an increased level of national unemployment, medical cost inflation and increased utilization of medical services.

For each period, our operating results include the effects of revisions in medical cost estimates related to all prior periods. Changes in medical cost estimates related to prior periods, resulting from more complete claim information identified in the current period, are included in total medical costs reported for the current period. For 2009 and 2008, medical costs included $310 million and $230 million, respectively, of net favorable medical cost development related to prior fiscal years.

Operating Costs

Operating costs for 2009 decreased due to certain expenses incurred in 2008 as discussed below and disciplined operating cost management, which were partially offset by increased costs due to acquired and organic business growth and from an increase in state insurance assessments levied against premiums, a portion of which was in lieu of state income taxes in one of the states in which we operate.

Operating costs for 2008 included $882 million for settlement of two class action lawsuits related to our historical stock option practices and related legal costs, $350 million for the settlement of class action litigation related to reimbursement for out-of-network medical services, $50 million related to estimated costs to conclude a legal matter and $46 million for employee severance related to operating cost reduction initiatives and other items, partially offset by a $185 million reduction in operating costs for proceeds from the sale of certain assets and membership in the individual Medicare Advantage business in Nevada in May 2008.

Income Tax Rate

Our income tax rate for 2009 decreased primarily due to the favorable resolution of various historical state income tax matters and the change to a premium tax in lieu of an income tax in one of the states in which we operate, which increased operating costs and decreased income taxes.

Reporting Segments

We have four reporting segments:

- Health Benefits, which includes UnitedHealthcare, Ovations and AmeriChoice;
- OptumHealth;
- Ingenix; and
- Prescription Solutions.

Transactions between reporting segments principally consist of sales of pharmacy benefit products and services to Health Benefits customers by Prescription Solutions, certain product offerings sold to Health Benefits customers by OptumHealth, and consulting and other services sold to Health Benefits by Ingenix. These transactions are recorded at management's estimate of fair value. Intersegment transactions are eliminated in consolidation.

The following summarizes the operating results of our reporting segments:

(in millions, except percentages)	2009	2008	2007	Increase (Decrease) 2009 vs. 2008		Increase (Decrease) 2008 vs. 2007	
Revenues							
Health Benefits	$ 81,341	$ 75,857	$ 71,199	$ 5,484	7 %	$ 4,658	7 %
OptumHealth	5,528	5,225	4,921	303	6	304	6
Ingenix	1,823	1,552	1,304	271	17	248	19
Prescription Solutions	14,452	12,573	13,249	1,879	15	(676)	(5)
Eliminations	(16,006)	(14,021)	(15,242)	(1,985)	nm	1,221	nm
Consolidated revenues	$ 87,138	$ 81,186	$ 75,431	$ 5,952	7 %	$ 5,755	8 %
Earnings from Operations							
Health Benefits	$ 4,788	$ 5,068	$ 6,595	$ (280)	(6)%	$(1,527)	(23)%
OptumHealth	636	718	895	(82)	(11)	(177)	(20)
Ingenix	246	229	266	17	7	(37)	(14)
Prescription Solutions	689	363	269	326	90	94	35
Corporate	—	(1,115)	(176)	1,115	nm	(939)	nm
Consolidated earnings from operations	$ 6,359	$ 5,263	$ 7,849	$ 1,096	21 %	$(2,586)	(33)%
Operating Margin							
Health Benefits	5.9 %	6.7 %	9.3 %		(0.8)%		(2.6)%
OptumHealth	11.5	13.7	18.2		(2.2)		(4.5)
Ingenix	13.5	14.8	20.4		(1.3)		(5.6)
Prescription Solutions	4.8	2.9	2.0		1.9		0.9
Consolidated operating margin	7.3 %	6.5 %	10.4 %		0.8 %		(3.9)%

nm = not meaningful

The following summarizes the number of individuals served by our Health Benefits segment, by major market segment and funding arrangement, at December 31:

(in thousands, except percentages)	2009	2008	2007	Increase (Decrease) 2009 vs. 2008		Increase (Decrease) 2008 vs. 2007	
Commercial risk-based	9,415	10,360	10,805	(945)	(9)%	(445)	(4)%
Commercial fee-based	15,210	15,985	14,720	(775)	(5)	1,265	9
Total commercial	24,625	26,345	25,525	(1,720)	(7)	820	3
Medicare Advantage	1,790	1,495	1,370	295	20	125	9
Medicaid	2,900	2,515	1,710	385	15	805	47
Standardized Medicare supplement	2,680	2,540	2,400	140	6	140	6
Total public and senior	7,370	6,550	5,480	820	13	1,070	20
Total people served by Health Benefits	31,995	32,895	31,005	(900)	(3)%	1,890	6 %

Health Benefits

Revenue growth in Health Benefits for 2009 was primarily due to growth in the number of individuals served by our public and senior markets businesses and premium rate increases, partially offset by a decline in individuals served through commercial products and a decrease in investment and other income driven by lower short-term investment yields. UnitedHealthcare revenues of $40.8 billion for 2009 decreased by $1.0 billion, or 2%, compared to 2008, as the reduction in individuals served was partially offset by premium rate increases. Ovations revenues of $32.1 billion for 2009 increased by $4.1 billion, or 15%, over 2008, primarily due to an increase in individuals served through Medicare Part D, Medicare Advantage and standardized Medicare Supplement offerings, as well as premium rate increases. AmeriChoice generated revenues of $8.4 billion for 2009, an increase of $2.4 billion, or 40%, over the comparable 2008 period, primarily due to an increase in the number of individuals served by Medicaid plans and premium rate increases as well as the full year impact from the mid-2008 Unison acquisition.

The decrease in Health Benefits earnings from operations for 2009 was primarily due to a $166 million reduction in investment and other income and a decrease in commercial business, partially offset by the growth in lower margin public and senior markets businesses. The 2009 UnitedHealthcare medical care ratio increased to 84.0% from 83.5% in 2008, largely due to elevated medical costs related to the H1N1 influenza virus and a higher proportion of participants receiving care under unemployment-related benefit continuation programs. Health Benefits' operating margins decreased due to the factors that decreased earnings from operations.

OptumHealth

Increased OptumHealth revenues for 2009 were primarily driven by new business development in large-scale public sector care and behavioral health programs for state clients, which were partially offset by a decline in individuals served through commercial products. As of December 31, 2009 and 2008, OptumHealth provided services to approximately 58 million and 60 million consumers, respectively.

Earnings from operations and operating margins for 2009 decreased due to the decrease in commercial membership described above, start-up costs for new large contracts and lower investment income, partially offset by earnings growth from expanding services in the public sector and disciplined operating cost management.

Ingenix

Improvements in Ingenix revenues and earnings from operations for 2009 were primarily due to the impact of improved performance in the payer business, new internal service offerings and the effect of 2009 acquisitions. The decreases in operating margins for 2009 were primarily due to investments in services offerings, including outsourcing services for pharmaceutical customers and costs for international expansion, hospital revenue cycle management and data privacy and security.

Prescription Solutions

The increased Prescription Solutions revenues for 2009 were primarily due to growth in customers served through Medicare Part D prescription drug plans by our Ovations business, which is the largest customer of this reporting segment. Intersegment revenues eliminated in consolidation were $12.6 billion and $11.0 billion for 2009 and 2008, respectively.

Prescription Solutions earnings from operations for 2009 increased primarily due to prescription volume growth, strong success under performance-based purchasing arrangements, gains in mail service drug fulfillment and a continuing favorable mix shift to generic pharmaceuticals.

2008 RESULTS COMPARED TO 2007 RESULTS

Consolidated Financial Results

Revenues

Consolidated revenues for 2008 increased from 2007 primarily due to the increase in premium revenue in the Health Benefits reporting segment. The premium revenue growth generated by our Health Benefits reporting segment was the primary driver in the consolidated premium revenues increase. This increase was due to the growth in individuals served by public and senior markets businesses, premium rate increases for medical cost inflation and acquisitions completed in 2008, partially offset by a decline in individuals served through both UnitedHealthcare risk-based products and Medicare Part D prescription drug plans.

Investment and Other Income. The decrease in investment and other income in 2008 was primarily due to lower investment yields primarily because of the decrease in interest rates on our cash equivalents, decreased average investment balances related to lower operating cash flows, decreased deposits held for certain government-sponsored programs and increased other-than-temporary impairment charges related to the disruption in the financial markets.

Medical Costs

Medical costs for 2008 increased primarily due to medical cost inflation, acquisitions completed in 2008 and growth in Ovations Medicare Advantage and Medicare Supplement products, partially offset by a decrease in the number of individuals served through both UnitedHealthcare risk-based products and Medicare Part D prescription drug plans. For 2008 and 2007, medical costs included $230 million and $420 million, respectively, of net favorable medical cost development related to prior fiscal years.

Operating Costs

The operating cost ratio increased in 2008 primarily due to certain expenses as described in "2009 Results of Operations Compared to 2008 Results" above, acquisitions completed in 2008, costs for anticipated revenue growth that did not fully materialize and a change in business mix towards service revenues from fee-based businesses.

Operating costs for 2007 include $176 million of expenses recorded in the first quarter of 2007 related to application of deferred compensation rules under Section 409A of the Internal Revenue Code (Section 409A) to our historical stock option practices. The $176 million Section 409A charge includes $87 million of expenses for the payment of certain optionholders' tax obligations for stock options exercised in 2006 and early 2007 and $89 million of expenses for the modification related to increasing the exercise price of unexercised stock options granted to nonexecutive officer employees and the related cash payments. For an expanded discussion of our Section 409A charges, see Note 12 of Notes to the Consolidated Financial Statements.

Depreciation and Amortization

The increase in depreciation and amortization was primarily related to higher levels of computer equipment and capitalized software as a result of technology development and enhancements, as well as additional depreciation and amortization related to business acquisitions.

Income Tax Rate

The decrease in our effective income tax rate was primarily due to lower earnings resulting in an increased proportion of tax-free investment income to total earnings.

Reporting Segments

Health Benefits

The revenue growth in Health Benefits for 2008 was primarily due to growth in the number of individuals served by our Public and Senior Markets Group, premium rate increases for medical cost inflation and the 2008 acquisitions of Sierra, Fiserv Health, and Unison, partially offset by an organic decline in individuals served through commercial risk-based products and Medicare Part D products and a decrease in investment income. UnitedHealthcare revenues of $41.8 billion in 2008 increased over the comparable 2007 period by $1.6 billion, or 4%. The UnitedHealthcare increase was primarily driven by the same factors as discussed for Health Benefits in 2008. Ovations revenues of $28.1 billion in 2008 increased over the comparable 2007 period by $1.6 billion, or 6%. The increase was primarily due to an increase in individuals served with the standardized Medicare Supplement and Medicare Advantage products gained through both organic growth and the Sierra acquisition and premium rate increases, which were partially offset by a net organic decrease of 675,000 stand-alone Medicare Part D members primarily due to the reassignment by CMS of certain dual-eligible low income beneficiaries based on annual price bids. AmeriChoice generated revenues of $6.0 billion in 2008, an increase of $1.5 billion, or 34%, over the comparable 2007 period, primarily due to an increase in the number of individuals served by Medicaid plans, premium rate increases and the acquisition of Unison in the second quarter of 2008.

The decrease in Health Benefits earnings from operations was primarily due to pressure on enrollment and gross margins in the UnitedHealthcare risk-based business and pressure on gross margins in Medicare Part D prescription drug plans, partially offset by acquisitions. The UnitedHealthcare medical care ratio increased to 83.5% in 2008 from 82.6% in 2007. This increase was primarily driven by the effects of a competitive pricing environment where price increases, net of customer benefit package changes, did not fully match the rise in medical costs, and an increased mix of national account pharmaceutical benefit business, which typically carries a higher medical care ratio. Health Benefits' operating margin was 6.7% for the year ended December 31, 2008, a decrease from 9.3% in 2007 primarily driven by the factors discussed above.

The number of individuals served with commercial products increased due to acquisitions, which included the addition of 1,315,000 fee-based members from Fiserv Health and the addition of 310,000 risk-based individuals gained through the Sierra acquisition. These additions were partially offset by a net decline in individuals served with commercial products of 805,000, or 3%, from December 31, 2007, primarily due to a decline in individuals served with commercial risk-based products and the impact of a competitive commercial risk-based pricing environment. The number of individuals served by Medicare Advantage products at December 31, 2008 increased through the addition of 60,000 seniors from our acquisition of Sierra and organic growth of 95,000 seniors, partially offset by the divestiture of 30,000 individuals in Nevada related to the Sierra acquisition. Medicaid enrollment grew due to the addition of 320,000 and 60,000 individuals from our Unison and Sierra acquisitions, respectively, and strong organic growth of 425,000 individuals.

OptumHealth

Increased revenues in OptumHealth were driven by rate increases for medical cost inflation and an increased number of consumers served by this segment. OptumHealth provided services to approximately 60 million consumers at December 31, 2008, an increase of approximately 1 million individuals year-over-year.

Earnings from operations and operating margin decreased due to the increased costs for risk-based behavioral and specialty benefits businesses and the mix of continued growth in lower margin business.

Ingenix

The improvement in Ingenix revenues was due to continued growth in its health intelligence and contract research businesses as well as from business acquisitions. The decrease in earnings from operations and operating margin was primarily due to excess staffing costs during 2008 for certain research projects, which were cancelled, as well as lower demand for certain consulting services due to the current economic environment.

Prescription Solutions

The decreased Prescription Solutions revenues were primarily due to the reduction in the number of individuals served related to the reassignment of dual-eligible beneficiaries described above through Medicare Part D prescription drug plans by our Ovations business, and a shift from name brand pharmaceuticals towards generic utilization, partially offset by revenues related to the Fiserv Health acquisition and growth in business with unaffiliated clients. Intersegment revenues eliminated in consolidation were $11.0 billion and $12.4 billion for 2008 and 2007, respectively.

Prescription Solutions earnings from operations increased primarily due to the Fiserv Health acquisition, gains in mail service drug fulfillment, and a continuing favorable mix shift to generic pharmaceuticals.

LIQUIDITY, FINANCIAL CONDITION AND CAPITAL RESOURCES

Liquidity

Introduction

We manage our liquidity and financial position in the context of our overall business strategy. We continually forecast and manage our cash, investments, working capital balances and capital structure to meet the short- and long-term obligations of our business while maintaining liquidity and financial flexibility. Cash flows generated from operating activities are principally from earnings before depreciation, amortization and other non-cash expenses. As a result, any future decline in our profitability may have a negative impact on our liquidity. The diversity of our businesses, our geographic and customer diversity and our disciplined underwriting and pricing processes for our risk-based businesses, which seek to match premium rate increases with future expected medical costs, partially mitigates the risk of rising medical and operating costs.

Our regulated subsidiaries generate significant cash flows from operations. A majority of the assets held by our regulated subsidiaries are in the form of cash, cash equivalents and investments. After considering expected cash flows from operating activities, we generally invest cash of regulated subsidiaries that exceeds our expected short-term obligations in longer term, investment-grade, marketable debt securities to improve our overall investment return. We make these investments pursuant to our Board of Directors' approved investment policy, which focuses on preservation of capital, credit quality, diversification, income and duration. The policy also generally governs return objectives, regulatory limitations, tax implications and risk tolerances.

Our regulated subsidiaries are subject to regulations and standards in their respective states of domicile. Most of these regulations and standards conform to those established by the National Association of Insurance Commissioners. These standards, among other things, require these subsidiaries to maintain specified levels of statutory capital, as defined by each state, and restrict the timing and amount of dividends and other distributions that may be paid to their parent companies. Except in the case of extraordinary dividends, these standards generally permit dividends to be paid from statutory unassigned surplus of the regulated subsidiary and are limited based on the regulated subsidiary's level of statutory net income and statutory capital and surplus. These dividends are referred to as "ordinary dividends" and generally can be paid without prior regulatory approval. If the dividend, together with other dividends paid within the preceding twelve months, exceeds a specified statutory limit or is paid from sources other than earned surplus, it is generally considered an "extraordinary dividend" and must receive prior regulatory approval.

In 2009, based on the 2008 statutory net income and statutory capital and surplus levels, the maximum amount of ordinary dividends that could be paid was $3.1 billion. For the year ended December 31, 2009, our regulated subsidiaries paid their parent companies dividends of $4.2 billion, including $2.5 billion of extraordinary dividends. For the year ended December 31, 2008, our regulated subsidiaries paid their parent companies dividends of $4.2 billion, including $1.2 billion of extraordinary dividends. The increase in the proportion of extraordinary dividends to total dividends in 2009 primarily reflects the acceleration of dividend timing, as well as the size of specific dividends beyond ordinary levels. Given expected statutory capital levels, we anticipate lower overall regulated subsidiary dividends in 2010.

Our non-regulated businesses also generate cash flows from operations for general corporate use. Cash flows generated by these entities, combined with dividends from our regulated entities and financing through the issuance of commercial paper and long-term debt, as well as the availability of our committed credit facility, further strengthen our operating and financial flexibility. We generally use these cash flows to reinvest in our businesses through capital expenditures, expanding our services through business acquisitions, repaying debt and/or repurchasing shares of our common stock, depending on market conditions.

Results

A summary of our major sources and uses of cash is reflected in the table below:

	Year Ended December 31,		
(in millions)	2009	2008	2007
Sources of Cash:			
Cash provided by operating activities	$ 5,625	$ 4,238	$ 5,877
Sales of investments	4,040	5,568	1,271
Maturities of investments	2,675	3,030	2,094
Issuance of long-term debt	—	2,981	3,582
Interest rate swap termination	513	—	—
Other	546	1,770	1,962
Total sources of cash	13,399	17,587	14,786
Uses of Cash:			
Purchases of investments	(6,466)	(9,251)	(6,379)
Cash paid for acquisitions, net of cash assumed and disposition	(486)	(3,813)	(262)
Retirement of long-term debt	(1,350)	(500)	(950)
Common stock repurchases	(1,801)	(2,684)	(6,599)
Repayments of commercial paper, net	(99)	(1,346)	—
Other	(823)	(1,432)	(2,051)
Total uses of cash	(11,025)	(19,026)	(16,241)
Net increase (decrease) in cash	$ 2,374	$ (1,439)	$ (1,455)

2009 Cash Flows Compared To 2008 Cash Flows

Cash flows from operating activities increased $1.4 billion, or 33%, primarily due to the payment in 2008 of $573 million, net of taxes, for the settlement of two class action lawsuits related to our historical stock option practices, the 2009 increase in medical costs payable driven by membership growth in risk-based products in the public and senior markets businesses, and the effect of changes to our receivable and payable balances with CMS related to Medicare Part D. Additionally, we paid less taxes in 2009 due to tax law changes that took effect in 2008. Operating cash flows in 2008 included payment of 2007 taxes due under the prior tax law, while the 2009 payment did not include prior year amounts. We anticipate lower cash flows from operations in 2010 as compared to 2009 as a result of an anticipated decrease in net earnings, the timing of certain CMS payments and the impact of a legislated change to the timing of payments for Medicare Part D claims.

Cash flows used for investing activities decreased $4.1 billion, or 81%, primarily due to acquisitions completed in 2008 and decreases in the usage of cash in 2009 for purchases of investments, which more than offset the 2009 decreases in sales and maturities of investments.

Cash flows used for financing activities increased $1.7 billion due to the issuance of long-term debt in 2008 and the effect of our change in intent with respect to offsetting cash balances in excess of bank deposits in 2008. See Note 2 of Notes to the Consolidated Financial Statements for further detail of our policy on offsetting cash balances. These items were partially offset by decreases in common stock repurchases in 2009 and the 2009 proceeds from our terminated interest rate swap contracts.

2008 Cash Flows Compared To 2007 Cash Flows

Cash flows from operating activities decreased $1.6 billion, or 28%, primarily due to the decrease in net earnings, which included payments for the settlement of two class action lawsuits described above.

Cash flows used for investing activities increased $925 million, or 22%, primarily due to acquisitions completed in 2008 and increases in the usage of cash in 2008 for purchases of investments offset by the 2008 decreases in sales and maturities of investments.

Cash flows used for financing activities decreased $2.6 billion, or 81%, primarily due to decreases in common stock repurchases in 2008 offset by the effect of our change in intent with respect to offsetting cash balances in excess of bank deposits in 2008.

Financial Condition

As of December 31, 2009, our cash, cash equivalent and available-for-sale investment balances of $24.2 billion included $9.8 billion of cash and cash equivalents (which included $2.3 billion held by non-regulated entities), $13.8 billion of debt securities and $577 million of equity securities and venture capital funds. Given the significant portion of our portfolio held in cash equivalents, we do not anticipate fluctuations in the aggregate fair value of our financial assets to have a material impact on our liquidity. The use of different market assumptions or valuation methodologies, primarily used in valuing our Level 3 equity securities, may have an effect on the estimated fair value amounts of our investments. Due to the subjective nature of these assumptions, the estimates may not be indicative of the actual exit price if we had sold the investment at the measurement date. Other sources of liquidity, primarily from operating cash flows, reduce the need to sell investments in adverse markets. See Note 5 of Notes to the Consolidated Financial Statements for further detail of our fair value measurements.

Our investment portfolio has a weighted average duration of 2.1 years and a weighted average credit rating of "AA" as of December 31, 2009. Included in the debt securities balance were $3.0 billion of state and municipal obligations that are guaranteed by third parties. A number of different guarantors guarantee the securities, and we do not have any significant exposure to any single guarantor (neither indirect through the guarantees, nor direct through investment in the guarantor). Further, due to the high underlying credit rating of the issuers, the weighted average credit rating of these securities both with and without the guarantee is "AA" as of December 31, 2009.

Capital Resources and Uses of Liquidity

In addition to cash flow from operations and significant cash and cash equivalent balances at our regulated and unregulated entities, our capital resources and uses of liquidity are as follows:

Commercial Paper. We maintain a commercial paper program, which facilitates the issuance of senior unsecured debt sold on a discount basis with maturities of up to 270 days through third-party broker-dealers. The commercial paper program is supported by the $2.5 billion bank credit facility described below. We did not have any commercial paper outstanding as of December 31, 2009.

Bank Credit Facility. We have a five-year revolving bank credit facility with 23 banks, which matures in May 2012. This facility supports our commercial paper program and is available for general corporate purposes. We had no amounts outstanding under this facility as of December 31, 2009. The interest rate is variable based on term and amount and is calculated based on the London Interbank Offered Rate (LIBOR) plus a spread. As of December 31, 2009, the interest rate on this facility, had it been drawn, would have ranged from 0.4% to 0.7%.

Our bank credit facility contains various covenants, the most restrictive of which requires us to maintain a debt-to-total-capital ratio below 50%. Our debt-to-total-capital ratio, calculated as the sum of commercial paper and debt divided by the sum of commercial paper, debt and shareholders' equity, was 32.1% and 38.1% as of December 31, 2009 and December 31, 2008, respectively. We complied with the requirements of all debt covenants as of December 31, 2009.

Shelf Registration. In February 2008, we filed a universal S-3 shelf registration statement with the SEC registering an unspecified amount of debt securities.

Credit Ratings. Our credit ratings at December 31, 2009 were as follows:

	Moody's		Standard & Poor's		Fitch	
	Ratings	Outlook	Ratings	Outlook	Ratings	Outlook
Senior unsecured debt	Baa1	Stable	A-	Negative	A-	Negative
Commercial paper	P-2	n/a	A-2	n/a	F1	n/a

The availability of financing in the form of debt or equity is influenced by many factors, including our profitability, operating cash flows, debt levels, credit ratings, debt covenants and other contractual restrictions, regulatory requirements and economic and market conditions. For example, a significant downgrade in our credit ratings or conditions in the capital markets may increase the cost of borrowing for us or limit our access to capital. We have therefore adopted strategies and actions toward maintaining financial flexibility to mitigate the impact of such factors on our ability to raise capital.

Debt Tender. In February 2010, we completed cash tender offers for $775 million aggregate principal amount of certain of our outstanding notes. We believe this debt repurchase will improve the matching of floating rate assets and liabilities on our balance sheet and reduce our debt service cost. We used cash on hand to fund the purchase of the notes.

Share Repurchases. Under our Board of Directors' authorization, we maintain a common share repurchase program. Repurchases may be made from time to time at prevailing prices in the open market. In 2009, we repurchased 74.3 million shares at an average price of approximately $24 per share and an aggregate cost of $1.8 billion. As of December 31, 2009, we had Board of Directors' authorization to purchase up to an additional 28.7 million shares of our common stock. In February 2010, the Board renewed and increased our share repurchase program, and authorized us to repurchase up to 120 million shares of our common stock.

CONTRACTUAL OBLIGATIONS AND COMMITMENTS

The following table summarizes future obligations due by period as of December 31, 2009, under our various contractual obligations and commitments:

(in millions)	2010	2011 to 2012	2013 to 2014	Thereafter	Total
Debt (a)	$2,164	$1,361	$1,559	$ 6,089	$11,173
Interest on debt (b)	545	659	406	3,549	5,159
Operating leases	255	420	272	644	1,591
Purchase obligations (c)	115	31	—	—	146
Future policy benefits (d)	139	353	337	1,152	1,981
Unrecognized tax benefits (e)	19	—	—	104	123
Unfunded investment commitments (f)	138	42	24	16	220
Other obligations (g)	210	80	—	252	542
Total contractual obligations	$3,585	$2,946	$2,598	$11,806	$20,935

(a) See Note 9 of Notes to the Consolidated Financial Statements for more detail.

(b) Calculated using stated rates from the debt agreements and assuming amounts are outstanding through their contractual term, including the effect of the debt tender described in Note 9 of Notes to the Consolidated Financial Statements. For variable-rate obligations, we used the rates in place as of December 31, 2009 to estimate all remaining contractual payments. Includes unamortized discounts from par values.

(c) Includes fixed or minimum commitments under existing purchase obligations for goods and services, including agreements that are cancelable with the payment of an early termination penalty. Excludes agreements that are cancelable without penalty and excludes liabilities to the extent recorded in our Consolidated Balance Sheets as of December 31, 2009.

(d) Estimated payments required under life and annuity contracts held by a divested entity. Under our reinsurance arrangement with OneAmerica Financial Partners, Inc. (OneAmerica) these amounts are payable by OneAmerica, but we remain liable to the policyholders if they are unable to pay. We have recorded a corresponding reinsurance receivable from OneAmerica in our Consolidated Financial Statements.
(e) Since the timing of future settlements is uncertain, the long-term portion has been classified as "Thereafter." See Note 10 of Notes to the Consolidated Financial Statements for more detail.
(f) Includes remaining capital commitments for venture capital funds and the investment commitment related to the PacifiCare acquisition.
(g) Includes obligations associated with contingent consideration related to a business acquisition, certain employee benefit programs, and charitable contributions related to the PacifiCare acquisition. Due to uncertainty regarding payment timing, obligations for employee benefit programs and the charitable contributions have been classified as "Thereafter".

We do not have other significant contractual obligations or commitments that require cash resources; however, we continually evaluate opportunities to expand our operations. This includes internal development of new products, programs and technology applications, and may include acquisitions.

OFF-BALANCE SHEET ARRANGEMENTS

We do not participate or knowingly seek to participate in transactions that generate relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities (SPEs), which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. As of December 31, 2009, we were not involved in any SPE transactions.

RECENTLY ISSUED ACCOUNTING STANDARDS

In October 2009, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2009-13, "Multiple-Deliverable Revenue Arrangements" (ASU 2009-13). This update removes the criterion that entities must use objective and reliable evidence of fair value in separately accounting for deliverables and provides entities with a hierarchy of evidence that must be considered when allocating arrangement consideration. The new guidance also requires entities to allocate arrangement consideration to the separate units of accounting based on the deliverables' relative selling price. The provisions will be effective for revenue arrangements entered into or materially modified in our fiscal year 2011 and must be applied prospectively. We are currently evaluating the impact of the provisions of ASU 2009-13.

We have determined that all other recently issued accounting standards will not have a material impact on our Consolidated Financial Statements, or do not apply to our operations.

CRITICAL ACCOUNTING ESTIMATES

Critical accounting estimates are those estimates that require management to make challenging, subjective or complex judgments, often because they must estimate the effects of matters that are inherently uncertain and may change in subsequent periods. Critical accounting estimates involve judgments and uncertainties that are sufficiently sensitive and may result in materially different results under different assumptions and conditions.

Medical Costs

Each reporting period, we estimate our obligations for medical care services that have been rendered on behalf of insured consumers but for which claims have either not yet been received or processed and for liabilities for physician, hospital and other medical cost disputes. We develop estimates for medical care services incurred but not reported using an actuarial process that is consistently applied, centrally controlled and automated. The actuarial models consider factors such as time from date of service to claim receipt, claim backlogs, seasonal variances in medical care consumption, health care professional contract rate changes, medical care utilization and other medical cost trends, membership volume and demographics, benefit plan changes, and business mix changes related to products, customers and geography. Depending on the health care professional and type of service, the typical billing lag for services can be up to 90 days from the date of service. Substantially all claims related to medical care services are known and settled within nine to twelve months from the date of service. We estimate liabilities for physician, hospital and other medical cost disputes based upon an analysis of potential outcomes, assuming a combination of litigation and settlement strategies.

Each period, we re-examine previously established medical costs payable estimates based on actual claim submissions and other changes in facts and circumstances. As more complete claim information becomes available, we adjust the amount of the estimates and include the changes in estimates in medical costs in the period in which the change is identified. In every reporting period, our operating results include the effects of more completely developed medical costs payable estimates associated with previously reported periods. If the revised estimate of prior period medical costs is less than the previous estimate, we will decrease reported medical costs in the current period (favorable development). If the revised estimate of prior period medical costs is more than the previous estimate, we will increase reported medical costs in the current period (unfavorable development). Medical costs in 2009, 2008 and 2007, included net favorable medical cost development related to prior periods of $310 million, $230 million and $420 million, respectively.

In developing our medical costs payable estimates, we apply different estimation methods depending on the month for which incurred claims are being estimated. For example, we actuarially calculate completion factors using an analysis of claim adjudication patterns over the most recent 36-month period. A completion factor is an actuarial estimate, based upon historical experience, of the percentage of incurred claims during a given period that have been adjudicated by us at the date of estimation. For months prior to the most recent three months, we apply the completion factors to actual claims adjudicated-to-date to estimate the expected amount of ultimate incurred claims for those months. For the most recent three months, we estimate claim costs incurred primarily by applying observed medical cost trend factors to the average per member per month (PMPM) medical costs incurred in prior months for which more complete claim data is available, supplemented by a review of near-term completion factors. Medical cost trend factors are developed through a comprehensive analysis of claims incurred in prior months and by reviewing a broad set of health care utilization indicators including, but not limited to, pharmacy utilization trends, inpatient hospital census data and incidence data from the National Centers for Disease Control. This approach is consistently applied from period to period.

Completion factors are the most significant factors we use in developing our medical costs payable estimates for older periods, generally periods prior to the most recent three months. The following table illustrates the sensitivity of these factors and the estimated potential impact on our medical costs payable estimates for those periods as of December 31, 2009:

Completion Factors Increase (Decrease) in Factors	Increase (Decrease) in Medical Costs Payable
	(in millions)
(0.75)%	$ 171
(0.50)	114
(0.25)	57
0.25	(57)
0.50	(113)
0.75	(169)

Medical cost PMPM trend factors are the most significant factors we use in developing our medical costs payable estimates for the most recent three months. The following table illustrates the sensitivity of these factors and the estimated potential impact on our medical costs payable estimates for the most recent three months as of December 31, 2009:

Medical Cost PMPM Trend Increase (Decrease) in Factors	Increase (Decrease) in Medical Costs Payable
	(in millions)
3%	$ 332
2	222
1	111
(1)	(111)
(2)	(222)
(3)	(332)

The analyses above include outcomes that are considered reasonably likely based on our historical experience estimating liabilities for incurred but not reported benefit claims.

Our estimate of medical costs payable represents management's best estimate of our liability for unpaid medical costs as of December 31, 2009, developed using consistently applied actuarial methods. Management believes the amount of medical costs payable is reasonable and adequate to cover our liability for unpaid claims as of December 31, 2009; however, actual claim payments may differ from established estimates. Assuming a hypothetical 1% difference between our December 31, 2009 estimates of medical costs payable and actual medical costs payable, excluding AARP Medicare Supplement Insurance, 2009 net earnings would increase or decrease by $52 million and diluted net earnings per common share would increase or decrease by $0.04 per share.

The current national health care cost inflation rate significantly exceeds the general inflation rate. We use various strategies to lessen the effects of health care cost inflation. These include coordinating care with physicians and other health care professionals and rate discounts from physicians and other health care professionals. Through contracts with physicians and other health care professionals, we emphasize preventive health care, appropriate use of health care services consistent with clinical performance standards, education and closing gaps in care.

We believe our strategies to mitigate the impact of health care cost inflation on our operating results have been and will continue to be successful. However, other factors including competitive pressures, new health care and pharmaceutical product introductions, demands from physicians and other health care professionals and consumers, major epidemics, and applicable regulations may affect our ability to control the impact of health care cost inflation. Because of the narrow operating margins of our risk-based products, changes in medical cost trends that were not anticipated in establishing premium rates can create significant changes in our financial results.

Revenues

Revenues are principally derived from health care insurance premiums. We recognize premium revenues in the period eligible individuals are entitled to receive health care services. Customers are typically billed monthly at a contracted rate per eligible person multiplied by the total number of people eligible to receive services, as recorded in our records. Employer groups generally provide us with changes to their eligible population one month in arrears. Each billing includes an adjustment for prior period changes in eligibility status that were not reflected in our previous billing. We estimate and adjust the current period's revenues and accounts receivable accordingly. Our estimates are based on historical trends, premiums billed, the level of contract renewal activity and other relevant information. We revise estimates of revenue adjustments each period and record changes in the period they become known.

CMS deploys a risk adjustment model, which apportions premiums paid to all health plans according to health severity and certain demographic factors. The CMS risk adjustment model pays more for members whose medical history indicates they have certain medical conditions. Under this risk adjustment methodology, CMS calculates the risk adjusted premium payment using diagnosis data from hospital inpatient, hospital outpatient and physician treatment settings. We and other health care providers collect, capture, and submit the necessary and available diagnosis data to CMS within prescribed deadlines. We estimate risk adjustment revenues based upon the diagnosis data submitted and expected to be submitted to CMS.

Goodwill and Intangible Assets

Goodwill. Goodwill represents the amount of the purchase price in excess of the fair values assigned to the underlying identifiable net assets of acquired businesses. Goodwill is not amortized, but is subject to an annual impairment test. Tests are performed more frequently if events occur or circumstances change that would more likely than not reduce the fair value of the reporting unit below its carrying amount. To determine whether goodwill is impaired, we perform a two-step impairment test. In the first step of the test, the fair values of the reporting units are compared to their aggregate carrying values, including goodwill. If the fair value of the reporting unit is greater than its carrying amount, goodwill is not impaired and no further testing is required. If the fair value of the reporting unit is less than its carrying amount, we would proceed to step two of the test. In step two of the test, the implied fair value of the goodwill of the reporting unit is determined by a hypothetical allocation of the fair value calculated in step one to all of the assets and liabilities of that reporting unit (including any recognized and unrecognized intangible assets) as if the reporting unit had been acquired in a business combination and the fair value was reflective of the price paid to acquire the reporting unit. The implied fair value of goodwill is the excess, if any, of the calculated fair value after hypothetical allocation to the reporting unit's assets and liabilities. If the implied fair value of the goodwill is greater than the carrying amount of the goodwill at the analysis date, goodwill is not impaired and the analysis is complete. If the implied fair value of the goodwill is less than the carrying value of goodwill at the analysis date, goodwill is deemed impaired by the amount of that variance.

We calculate the estimated fair value of our reporting units using discounted cash flows. To determine fair values we must make assumptions about a wide variety of internal and external factors. Significant assumptions used in the impairment analysis include financial projections of free cash flow (including significant assumptions about operations, capital requirements and income taxes), long-term growth rates for determining terminal value, and discount rates. Where available and appropriate, comparative market multiples are used to corroborate the results of our discounted cash flow test.

We completed our annual assessment of goodwill as of January 1, 2010 and determined that no impairment existed as of December 31, 2009. Although we believe that the financial projections used are reasonable and appropriate for all of our reporting units, there is uncertainty inherent in those projections. That uncertainty is increased by potential health care reforms as discussed in "Proposed Health Care Reforms and Reimbursement Changes" above, as any passed legislation may significantly change the forecasts and long-term growth rate assumptions for some or all of our reporting units.

Intangible assets. Finite lived intangible assets are acquired in a business combination and are assets that represent future expected benefits but lack physical substance (e.g., customer lists and trademarks). We do not have material holdings of indefinite lived intangible assets. Intangible assets are amortized over their expected useful lives and are subject to impairment tests when events or circumstances indicate that a finite lived intangible asset's (or asset group's) carrying value may exceed its estimated fair value. If the carrying value exceeds its estimated fair value, an impairment would be recorded.

We calculate the estimated fair value of finite lived intangible assets using undiscounted cash flows that are expected to result from the use of the intangible asset or group of assets. We consider many factors, including estimated future utility to estimate cash flows. There were no material impairments of finite lived intangible assets during the current year.

Investments

As of December 31, 2009, we had investments with a carrying value of $14.6 billion, primarily held in marketable debt securities. Our investments are principally classified as available-for-sale and are recorded at fair value. We exclude gross unrealized gains and losses on available-for-sale investments from earnings and report net unrealized gains or losses, net of income tax effects, as a separate component in shareholders' equity. We continually monitor the difference between the cost and fair value of our investments. As of December 31, 2009, our investments had gross unrealized gains of $493 million and gross unrealized losses of $50 million. We evaluate investments for impairment considering the length of time and extent to which market value has been less than cost, the financial condition and near-term prospects of the issuer as well as specific events or circumstances that may influence the operations of the issuer and our intent to sell the security or the likelihood that we will be required to sell the security before recovery of the entire amortized cost. For debt securities, if we intend to either sell or determine that we will be more likely than not be required to sell a debt security before recovery of the entire amortized cost basis or maturity of the debt security, we recognize the entire impairment in earnings. If we do not intend to sell the debt security and we determine that we will not be more likely than not be required to sell the debt security but we do not expect to recover the entire amortized cost basis, the impairment is bifurcated into the amount attributed to the credit loss, which is recognized in earnings, and all other causes, which are recognized in other comprehensive income. For equity securities, we recognize impairments in other comprehensive income if we expect to hold the equity security until fair value increases to at least the equity security's cost basis and we expect that increase in fair value to occur in a reasonably forecasted period. If we intend to sell the equity security or if we believe that recovery of fair value to cost will not occur in the near term, we recognize the impairment in net earnings. New information and the passage of time can change these judgments. We manage our investment portfolio to limit our exposure to any one issuer or market sector, and largely limit our investments to U.S. government and agency securities; state and municipal securities; mortgage-backed securities; and corporate debt obligations, substantially all of investment grade quality. Securities downgraded below policy minimums after purchase will be disposed of in accordance with the investment policy.

Income Taxes

Our provision for income taxes, deferred tax assets and liabilities, and uncertain tax positions reflect our assessment of estimated future taxes to be paid on items in the consolidated financial statements. Deferred income taxes arise from temporary differences between financial reporting and tax reporting bases of assets and liabilities, as well as net operating loss and tax credit carryforwards for tax purposes.

We have established a net valuation allowance against certain deferred tax assets for which the ultimate realization of future benefits is uncertain. After application of the valuation allowances, we anticipate that no limitations will apply with respect to utilization of any of the other net deferred income tax assets. We believe that our estimates for the valuation allowances against deferred tax assets and tax contingency reserves are appropriate based on current facts and circumstances.

According to U.S. Generally Accepted Accounting Principles (GAAP), a tax benefit from an uncertain tax position may be recognized when it is more likely than not that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes, based on the technical merits.

We have established an estimated liability for federal, state and non-U.S. income tax exposures that arise and meet the criteria for accrual under U.S. GAAP. We prepare and file tax returns based on our interpretation of tax laws and regulations and record estimates based on these judgments and interpretations. In the normal course of business, our tax returns are subject to examination by various taxing authorities. Such examinations may result in future tax and interest assessments by these taxing authorities. Inherent uncertainties exist in estimates of tax contingencies due to changes in tax law resulting from legislation, regulation and/or as concluded through the various jurisdictions' tax court systems.

The significant assumptions and estimates described above are important contributors to our ultimate effective tax rate in each year. A hypothetical increase or decrease in our effective tax rate by 1% on our 2009 earnings before income taxes would have caused the provision for income taxes to change by $58 million.

Contingent Liabilities

Because of the nature of our businesses, we are routinely involved in various disputes, legal proceedings and governmental audits and investigations. We record liabilities for our estimates of the probable costs resulting from these matters. Our estimates are developed in consultation with outside legal counsel, if appropriate, and are based upon an analysis of potential results, assuming a combination of litigation and settlement strategies and considering our insurance coverage, if any, for such matters. It is possible that future results of operations for any particular quarterly or annual period could be materially affected by changes in our estimates or assumptions.

LEGAL MATTERS

A description of our legal proceedings is included in Note 14 of Notes to the Consolidated Financial Statements and is incorporated by reference herein.

CONCENTRATIONS OF CREDIT RISK

Investments in financial instruments such as marketable securities and accounts receivable may subject us to concentrations of credit risk. Our investments in marketable securities are managed under an investment policy authorized by our Board of Directors. This policy limits the amounts that may be invested in any one issuer and generally limits our investments to U.S. government and agency securities, state and municipal securities and corporate debt obligations that are investment grade. Concentrations of credit risk with respect to accounts receivable are limited due to the large number of employer groups that constitute our customer base. As of December 31, 2009, we had an aggregate $2.0 billion reinsurance receivable resulting from the sale of our Golden Rule Financial Corporation life and annuity business in 2005. We regularly evaluate the financial condition of the reinsurer and only record the reinsurance receivable to the extent that the amounts are deemed probable of recovery. Currently, the reinsurer is rated by A.M. Best as "A." As of December 31, 2009, there were no other significant concentrations of credit risk.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Our primary market risks are exposures to (a) changes in interest rates that impact our investment income and interest expense and the fair value of certain of our fixed-rate financial investments and debt and (b) changes in equity prices that impact the value of our equity investments.

As of December 31, 2009, $9.8 billion of our financial investments were classified as cash and cash equivalents on which interest rates received vary with market interest rates, which may materially impact our investment income. Also, $750 million of our debt as of December 31, 2009 was at interest rates that vary with market rates.

The fair value of certain of our fixed-rate financial investments and debt also varies with market interest rates. As of December 31, 2009, $14.0 billion of our investments were fixed-rate debt securities and $10.4 billion of our debt was fixed-rate term debt. An increase in market interest rates decreases the market value of fixed-rate investments and fixed-rate debt. Conversely, a decrease in market interest rates increases the market value of fixed-rate investments and fixed-rate debt.

We manage exposure to market interest rates by diversifying investments across different fixed income market sectors and debt across maturities and interest rate indices, as well as endeavoring to match our floating rate assets and liabilities over time in normal markets, either directly or through the use of interest rate swap contracts. As part of our risk management strategy, we may enter into interest rate swap agreements with financial institutions to manage the impact of market interest rates on interest expense. In January 2009, we terminated interest rate swap contracts with $4.9 billion in notional value to lock-in the benefit of low market interest rates. This gain will be realized over the remaining life of the applicable hedged fixed-rate debt as a reduction to interest expense in the Consolidated Statements of Operations.

The following table summarizes the impact of a hypothetical change in market interest rates by 1% or 2% as of December 31, 2009 on our investment income and interest expense per annum, and the fair value of our financial investments and debt (in millions):

Increase (Decrease) in Market Interest Rate	Investment Income Per Annum (a)	Interest Expense Per Annum (a)	Fair Value of Financial Investments	Fair Value of Debt
2%	$196	$ 15	$(1,059)	$(1,187)
1	98	8	(540)	(633)
(1)	(15)	(6)	541	730
(2)	nm	nm	1,075	1,579

nm = not meaningful

(a) Given the low absolute level of short-term market rates on our floating rate assets and liabilities as of December 31, 2009, the assumed hypothetical change in interest rates has been floored at zero and does not reflect the full 1% point reduction in interest income or interest expense.

As of December 31, 2009, we had $577 million of equity securities and venture capital funds, a portion of which were invested in various public and non-public companies concentrated in the areas of health care delivery and related information technologies. Market conditions that affect the value of health care or technology stocks will likewise impact the value of our equity investments.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of UnitedHealth Group Incorporated and subsidiaries:

We have audited the accompanying consolidated balance sheets of UnitedHealth Group Incorporated and subsidiaries (the "Company") as of December 31, 2009 and 2008, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2009. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of UnitedHealth Group Incorporated and Subsidiaries as of December 31, 2009 and 2008, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2009, based on the criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 10, 2010 expressed an unqualified opinion on the Company's internal control over financial reporting.

/s/ DELOITTE & TOUCHE LLP

Minneapolis, MN
February 10, 2010

UnitedHealth Group
Consolidated Balance Sheets

(in millions, except per share data)	December 31, 2009	December 31, 2008
ASSETS		
Current assets:		
Cash and cash equivalents	$ 9,800	$ 7,426
Short-term investments	1,239	783
Accounts receivable, net of allowances of $220 and $148	1,954	1,929
Assets under management	2,383	2,199
Deferred income taxes	448	424
Other current receivables	1,838	1,715
Prepaid expenses and other current assets	538	514
Total current assets	18,200	14,990
Long-term investments	13,311	13,366
Property, equipment and capitalized software, net of accumulated depreciation and amortization of $2,738 and $2,363	2,140	2,181
Goodwill	20,727	20,088
Other intangible assets, net of accumulated amortization of $1,038 and $803	2,381	2,329
Other assets	2,286	2,861
TOTAL ASSETS	$59,045	$55,815
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Medical costs payable	$ 9,362	$ 8,664
Accounts payable and accrued liabilities	6,283	5,685
Other policy liabilities	3,137	2,823
Commercial paper and current maturities of long-term debt	2,164	1,456
Unearned revenues	1,217	1,133
Total current liabilities	22,163	19,761
Long-term debt, less current maturities	9,009	11,338
Future policy benefits	2,325	2,286
Other liabilities	1,942	1,650
Total liabilities	35,439	35,035
Commitments and contingencies (Note 14)		
Shareholders' equity:		
Preferred stock, $0.001 par value — 10 shares authorized; no shares issued or outstanding	—	—
Common stock, $0.01 par value — 3,000 shares authorized; 1,147 and 1,201 issued and outstanding	11	12
Additional paid-in capital	—	38
Retained earnings	23,342	20,782
Accumulated other comprehensive income (loss):		
Net unrealized gains (losses) on investments, net of tax effects	277	(30)
Foreign currency translation losses	(24)	(22)
Total shareholders' equity	23,606	20,780
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$59,045	$55,815

See Notes to the Consolidated Financial Statements.

UnitedHealth Group
Consolidated Statements of Operations

(in millions, except per share data)	For the Year Ended December 31,		
	2009	2008	2007
REVENUES:			
Premiums	$79,315	$73,608	$68,781
Services	5,306	5,152	4,608
Products	1,925	1,655	898
Investment and other income	592	771	1,144
Total revenues	87,138	81,186	75,431
OPERATING COSTS:			
Medical costs	65,289	60,359	55,435
Operating costs	12,734	13,103	10,583
Cost of products sold	1,765	1,480	768
Depreciation and amortization	991	981	796
Total operating costs	80,779	75,923	67,582
EARNINGS FROM OPERATIONS	6,359	5,263	7,849
Interest expense	(551)	(639)	(544)
EARNINGS BEFORE INCOME TAXES	5,808	4,624	7,305
Provision for income taxes	(1,986)	(1,647)	(2,651)
NET EARNINGS	$ 3,822	$ 2,977	$ 4,654
BASIC NET EARNINGS PER COMMON SHARE	$ 3.27	$ 2.45	$ 3.55
DILUTED NET EARNINGS PER COMMON SHARE	$ 3.24	$ 2.40	$ 3.42
BASIC WEIGHTED-AVERAGE NUMBER OF COMMON SHARES OUTSTANDING	1,168	1,214	1,312
DILUTIVE EFFECT OF COMMON STOCK EQUIVALENTS	11	27	49
DILUTED WEIGHTED-AVERAGE NUMBER OF COMMON SHARES OUTSTANDING	1,179	1,241	1,361
ANTI-DILUTIVE SHARES EXCLUDED FROM THE CALCULATION OF DILUTIVE EFFECT OF COMMON STOCK EQUIVALENTS	107	90	38

See Notes to the Consolidated Financial Statements.

UnitedHealth Group
Consolidated Statements of Changes in Shareholders' Equity

(in millions)	Common Stock Shares	Common Stock Amount	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Shareholders' Equity
Balance at January 1, 2007	**1,345**	**$ 13**	**$ 6,406**	**$14,376**	**$ 15**	**$20,810**
Net earnings	—	—	—	4,654	—	4,654
Unrealized holding gains on investment securities during the period, net of tax expense of $60	—	—	—	—	107	107
Reclassification adjustment for net realized gains included in net earnings, net of tax expense of $14	—	—	—	—	(24)	(24)
Comprehensive income						4,737
Issuances of common stock, and related tax benefits	33	1	590	—	—	591
Common stock repurchases	(125)	(1)	(6,598)	—	—	(6,599)
Conversion of convertible debt	—	—	24	—	—	24
Share-based compensation, and related tax benefits	—	—	602	—	—	602
Adjustment to adopt FIN 48	—	—	(1)	(61)	—	(62)
Common stock dividend ($0.03 per share)	—	—	—	(40)	—	(40)
Balance at December 31, 2007	**1,253**	**$ 13**	**$ 1,023**	**$18,929**	**$ 98**	**$20,063**
Net earnings	—	—	—	2,977	—	2,977
Unrealized holding losses on investment securities during the period, net of tax benefit of $76	—	—	—	—	(132)	(132)
Reclassification adjustment for net realized losses included in net earnings, net of tax benefit of $2	—	—	—	—	4	4
Foreign currency translation loss	—	—	—	—	(22)	(22)
Comprehensive income						2,827
Issuances of common stock, and related tax benefits	20	—	272	—	—	272
Common stock repurchases	(72)	(1)	(1,596)	(1,087)	—	(2,684)
Share-based compensation, and related tax benefits	—	—	339	—	—	339
Common stock dividend ($0.03 per share)	—	—	—	(37)	—	(37)
Balance at December 31, 2008	**1,201**	**$ 12**	**$ 38**	**$20,782**	**$ (52)**	**$20,780**
Net earnings	—	—	—	3,822	—	3,822
Unrealized holding gains on investment securities during the period, net of tax expense of $187	—	—	—	—	314	314
Reclassification adjustment for net realized gains included in net earnings, net of tax expense of $4	—	—	—	—	(7)	(7)
Foreign currency translation loss	—	—	—	—	(2)	(2)
Comprehensive income						4,127
Issuances of common stock, and related tax benefits	20	—	221	—	—	221
Common stock repurchases	(74)	(1)	(574)	(1,226)	—	(1,801)
Share-based compensation, and related tax benefits	—	—	315	—	—	315
Common stock dividend ($0.03 per share)	—	—	—	(36)	—	(36)
Balance at December 31, 2009	**1,147**	**$ 11**	**$ —**	**$23,342**	**$ 253**	**$23,606**

See Notes to the Consolidated Financial Statements.

UnitedHealth Group
Consolidated Statements of Cash Flows

(in millions)	For the Year Ended December 31,		
	2009	2008	2007
OPERATING ACTIVITIES			
Net earnings	$ 3,822	$ 2,977	$ 4,654
Noncash items:			
Depreciation and amortization	991	981	796
Deferred income taxes	(16)	(166)	86
Share-based compensation	334	305	505
Other	23	(122)	(213)
Net change in other operating items, net of effects from acquisitions and changes in AARP balances:			
Accounts receivable	100	(219)	(194)
Other assets	(250)	(48)	(386)
Medical costs payable	424	(41)	149
Accounts payable and other liabilities	99	708	269
Other policy liabilities	104	(170)	188
Unearned revenues	(6)	33	23
Cash flows from operating activities	5,625	4,238	5,877
INVESTING ACTIVITIES			
Cash paid for acquisitions, net of cash assumed	(486)	(4,012)	(270)
Cash received from disposition	—	199	8
Purchases of property, equipment and capitalized software	(739)	(791)	(871)
Proceeds from disposal of property, equipment and capitalized software	—	185	—
Purchases of investments	(6,466)	(9,251)	(6,379)
Sales of investments	4,040	5,568	1,271
Maturities of investments	2,675	3,030	2,094
Cash flows used for investing activities	(976)	(5,072)	(4,147)
FINANCING ACTIVITIES			
(Repayments of) proceeds from commercial paper, net	(99)	(1,346)	947
Proceeds from issuance of long-term debt	—	2,981	3,582
Payments for retirement of long-term debt	(1,350)	(500)	(950)
Proceeds from interest rate swap termination	513	—	—
Common stock repurchases	(1,801)	(2,684)	(6,599)
Proceeds from common stock issuances	282	299	712
Share-based compensation excess tax benefit	38	62	303
Customer funds administered	204	(461)	(1,110)
Dividends paid	(36)	(37)	(40)
Checks outstanding	22	1,224	—
Other	(48)	(143)	(30)
Cash flows used for financing activities	(2,275)	(605)	(3,185)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	2,374	(1,439)	(1,455)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	7,426	8,865	10,320
CASH AND CASH EQUIVALENTS, END OF PERIOD	$ 9,800	$ 7,426	$ 8,865
Supplemental cash flow disclosures			
Cash paid for interest	$ 527	$ 621	$ 553
Cash paid for income taxes	$ 2,048	$ 1,882	$ 2,277

See Notes to the Consolidated Financial Statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. Description of Business

UnitedHealth Group Incorporated (also referred to as "UnitedHealth Group" and "the Company") is a diversified health and well-being company dedicated to making health care work better. The Company emphasizes enhancing the performance of the health system and improving the overall health and well-being of the people it serves and their communities. The Company helps people get the care they need at an affordable cost; supports the physician/patient relationship; and empowers people with the information, guidance and tools they need to make personal health choices and decisions.

The Company's primary focus is on improving the health care system by simplifying the administrative components of health care delivery, promoting evidence-based medicine as the standard for care, and providing relevant, actionable data that physicians, health care professionals, consumers, employers and other participants in health care can use to make better, more informed decisions.

Through its diversified family of businesses, the Company leverages core competencies in advanced technology-based transactional capabilities; health care data, knowledge and information; and health care resource organization and care facilitation to improve access to health and well-being services, simplify the health care experience, promote quality and make health care more affordable.

2. Basis of Presentation and Summary of Significant Accounting Policies

Basis of Presentation

The Company has prepared the Consolidated Financial Statements according to U.S. Generally Accepted Accounting Principles (GAAP) and has included the accounts of UnitedHealth Group and its subsidiaries. The Company has eliminated intercompany balances and transactions.

The Company has evaluated subsequent events through February 10, 2010, the date this Form 10-K was filed with the SEC. Other than the debt tender that is discussed in Note 9 of Notes to the Consolidated Financial Statements and the change to the Company's share repurchase program discussed in Note 11 of Notes to the Consolidated Financial Statements, no material subsequent events have occurred since December 31, 2009 that required recognition or disclosure in these financial statements.

Use of Estimates

These Consolidated Financial Statements include certain amounts based on the Company's best estimates and judgments. The Company's most significant estimates relate to medical costs, medical costs payable, revenues, goodwill, other intangible assets, investments, income taxes and contingent liabilities. These estimates require the application of complex assumptions and judgments, often because they involve matters that are inherently uncertain and will likely change in subsequent periods. The impact of any changes in estimates is included in earnings in the period in which the estimate is adjusted.

Revenues

Premium revenues are primarily derived from risk-based health insurance arrangements in which the premium is fixed, typically for a one-year period, and the Company assumes the economic risk of funding its customers' health care and related administrative costs. The Company recognizes premium revenues in the period in which eligible individuals are entitled to receive health care benefits. The Company records health care premium payments received from its customers in advance of the service period as unearned revenues.

Centers for Medicare and Medicaid Services (CMS) deploys a risk adjustment model that apportions premiums paid to all health plans according to health severity and certain demographic factors. The CMS risk adjustment model pays more for members whose medical history indicates they have certain medical conditions. Under this risk adjustment methodology, CMS calculates the risk adjusted premium payment using diagnosis data from hospital inpatient, hospital outpatient and physician treatment settings. The Company and health care providers collect, capture, and submit the necessary and available diagnosis data to CMS within prescribed deadlines. The Company estimates risk adjustment revenues based upon the diagnosis data submitted and expected to be submitted to CMS.

Service revenues consist primarily of fees derived from services performed for customers that self-insure the health care costs of their employees and employees' dependants. Under service fee contracts, the Company recognizes revenue in the period the related services are performed based upon the fee charged to the customer. The customers retain the risk of financing health care costs for their employees and employees' dependants, and the Company administers the payment of customer funds to physicians and other health care professionals from customer-funded bank accounts. Since the Company has neither the obligation for funding the health care costs, nor the responsibility for providing the medical care, the Company does not recognize premium revenue and medical costs for these contracts in its Consolidated Financial Statements.

For both risk-based and fee-based customer arrangements, the Company provides coordination and facilitation of medical services; transaction processing; customer, consumer and care professional services; and access to contracted networks of physicians, hospitals and other health care professionals.

Through the Company's Prescription Solutions pharmacy benefits management (PBM) business, revenues are derived from products sold through a contracted network of retail pharmacies, and from administrative services, including claims processing and formulary design and management. Product revenues include ingredient costs (net of rebates), a negotiated dispensing fee and customer co-payments for drugs dispensed through the Company's mail-service pharmacy. In retail pharmacy transactions, revenues recognized always exclude the member's applicable co-payment. Product revenues are recognized upon sale or shipment based on contract terms. Service revenues are recognized when the prescription claim is adjudicated. The Company has entered into retail service contracts in which it is primarily obligated to pay its network pharmacy providers for benefits provided to their customers regardless if the Company is paid. The Company is also involved in establishing the prices charged by retail pharmacies, determining which drugs will be included in formulary listings and selecting which retail pharmacies will be included in the network offered to plan sponsors' members. As a result, revenues are reported on a gross basis. Product revenues also include sales of Ingenix publishing and software products that are recognized as revenue upon shipment.

Medical Costs and Medical Costs Payable

Medical costs and medical costs payable include estimates of the Company's obligations for medical care services that have been rendered on behalf of insured consumers but for which the Company has either not yet received or processed claims, and for liabilities for physician, hospital and other medical cost disputes. The Company develops estimates for medical costs incurred but not reported using an actuarial process that is consistently applied, centrally controlled and automated. The actuarial models consider factors such as time from date of service to claim receipt, claim backlogs, care professional contract rate changes, medical care consumption and other medical cost trends. The Company estimates liabilities for physician, hospital and other medical cost disputes based upon an analysis of potential outcomes, assuming a combination of litigation and settlement strategies. Each period, the Company re-examines previously established medical costs payable estimates based on actual claim submissions and other changes in facts and circumstances. As the liability estimates recorded in prior periods become more exact, the Company adjusts the amount of the estimates, and includes the changes in estimates in medical costs in the period in which the change is identified. In every reporting period, the Company's operating results include the effects of more completely developed medical costs payable estimates associated with previously reported periods.

Cash, Cash Equivalents and Investments

Cash and cash equivalents are highly liquid investments that have an original maturity of three months or less. The fair value of cash and cash equivalents approximates their carrying value because of the short maturity of the instruments.

The Company had checks outstanding in excess of bank deposits of $1.2 billion as of both December 31, 2009 and 2008, which were classified as Accounts Payable and Accrued Liabilities in the Consolidated Balance Sheets and have been reflected as Checks Outstanding within financing activities in the Consolidated Statements of Cash Flows. During the fourth quarter of 2008, the Company changed its intent with respect to offsetting cash balances, which affected its balances in checks outstanding in excess of bank deposits for certain cash balances. There were no checks outstanding in excess of bank deposits as of December 31, 2007.

Investments with maturities of less than one year are classified as short-term. Because of regulatory requirements, certain investments are included in long-term investments regardless of their maturity date. The Company classifies these investments as held-to-maturity and reports them at amortized cost. Substantially all other investments are classified as available-for-sale and reported at fair value based on quoted market prices, where available.

The Company excludes unrealized gains and losses on investments in available-for-sale securities from earnings and reports them, net of income tax effects, as a separate component of shareholders' equity. The Company evaluates investments for impairment by considering the length of time and extent to which market value has been less than cost, the financial condition and near-term prospects of the issuer as well as specific events or circumstances that may influence the operations of the issuer and the Company's intent to sell the security or the likelihood that it will be required to sell the security before recovery of the entire amortized cost. For debt securities, if the Company intends to either sell or determines that it will be more likely than not be required to sell a security before recovery of the entire amortized cost basis or maturity of the security, the Company recognizes the entire impairment in earnings. If the Company does not intend to sell the debt security and it determines that it will not be more likely than not be required to sell the security but it does not expect to recover the entire amortized cost basis, the impairment is bifurcated into the amount attributed to the credit loss, which is recognized in earnings, and all other causes, which are recognized in other comprehensive income. For equity securities, the Company recognizes impairments in other comprehensive income if it expects to hold the security until fair value increases to at least the security's cost basis and it expects that increase in fair value to occur in a reasonably forecasted period. If the Company intends to sell the equity security or if it believes that recovery of fair value to cost will not occur in a reasonably forecasted period, the Company recognizes the impairment in net earnings. New information and the passage of time can change these judgments. The Company manages its investment portfolio to limit its exposure to any one issuer or market sector, and largely limits its investments to U.S. government and agency securities; state and municipal securities; mortgage-backed securities; and corporate debt obligations, substantially all of investment grade quality. Securities downgraded below policy minimums after purchase will be disposed of in accordance with the investment policy. To calculate realized gains and losses on the sale of investments, the Company uses the specific cost or amortized cost of each investment sold.

Assets Under Management

The Company administers certain aspects of AARP's insurance program (see Note 13 of Notes to the Consolidated Financial Statements). Pursuant to the Company's agreement, AARP assets are managed separately from its general investment portfolio and are used to pay costs associated with the AARP program. These assets are invested at the Company's discretion, within investment guidelines approved by AARP. The Company does not guarantee any rates of return on these investments and, upon transfer of the AARP contract to another entity, the Company would transfer cash equal in amount to the fair value of these investments at the date of transfer to that entity. Because the purpose of these assets is to fund the medical costs payable, the rate stabilization fund (RSF) liabilities and other related liabilities associated with the AARP contract, assets under management are classified as current assets, consistent with the classification of these liabilities. Interest earnings and realized investment gains and losses on these assets accrue to the overall benefit of the AARP policyholders through the RSF. Accordingly, they are not included in the Company's earnings.

Other Current Receivables

Other current receivables include amounts due from pharmacy rebates, CMS for Medicare Part D, reinsurance and other miscellaneous amounts due to the Company.

The Company's PBM businesses contract with pharmaceutical manufacturers, some of whom provide rebates based on use of the manufacturers' products by its PBM businesses' affiliated and non-affiliated clients. The Company accrues rebates as they are earned by its clients on a monthly basis based on the terms of the applicable contracts, historical data and current estimates. The PBM businesses bill these rebates to the manufacturers on a monthly or quarterly basis depending on the contractual terms. The PBM businesses record rebates attributable to affiliated clients as a reduction to medical costs. Rebates attributable to non-affiliated clients are accrued as rebates receivable and a reduction of cost of products sold with a corresponding payable for the amounts of the rebates to be remitted to non-affiliated clients in accordance with their contracts and recorded in the Consolidated Statements of Operations as a reduction of Product Revenue. The Company generally receives rebates between two to five months after billing.

For details on the Company's Medicare Part D receivables see "Medicare Part D Pharmacy Benefits Contract" below.

For details on the Company's reinsurance receivable see "Future Policy Benefits and Reinsurance Receivables" below.

Medicare Part D Pharmacy Benefits Contract

The Company serves as a plan sponsor offering Medicare Part D prescription drug insurance coverage under contracts with CMS. Under the Medicare Part D program, there are six separate elements of payment received by the Company during the plan year. These payment elements are as follows:

- *CMS Premium.* CMS pays a fixed monthly premium per member to the Company for the entire plan year.
- *Member Premium.* Additionally, certain members pay a fixed monthly premium to the Company for the entire plan year.
- *Low-Income Premium Subsidy.* For qualifying low-income members, CMS pays some or all of the member's monthly premiums to the Company on the member's behalf.
- *Catastrophic Reinsurance Subsidy.* CMS pays the Company a cost reimbursement estimate monthly to fund the CMS obligation to pay approximately 80% of the costs incurred by individual members in excess of the individual annual out-of-pocket maximum. A settlement is made with CMS based on actual cost experience, after the end of the plan year.

- *Low-Income Member Cost Sharing Subsidy.* For qualifying low-income members, CMS pays on the member's behalf some or all of a member's cost sharing amounts, such as deductibles and coinsurance. The cost sharing subsidy is funded by CMS through monthly payments to the Company. The Company administers and pays the subsidized portion of the claims on behalf of CMS, and a settlement payment is made between CMS and the Company based on actual claims and premium experience, after the end of the plan year.
- *CMS Risk-Share.* Premiums from CMS are subject to risk corridor provisions that compare costs targeted in the Company's annual bids to actual prescription drug costs, limited to actual costs that would have been incurred under the standard coverage as defined by CMS. Variances of more than 5% above or below the original bid submitted by the Company may result in CMS making additional payments to the Company or require the Company to refund to CMS a portion of the premiums it received. The Company estimates and recognizes an adjustment to premium revenues related to the risk corridor payment settlement based upon pharmacy claims experience. The estimate of the settlement associated with these risk corridor provisions requires the Company to consider factors that may not be certain, including member eligibility status differences with CMS. The Company records risk-share adjustments to Premium Revenues in the Consolidated Statements of Operations and Other Policy Liabilities or Other Current Receivables in the Consolidated Balance Sheets.

The CMS Premium, the Member Premium, and the Low-Income Premium Subsidy represent payments for the Company's insurance risk coverage under the Medicare Part D program and therefore are recorded as Premium Revenues in the Consolidated Statements of Operations. Premium revenues are recognized ratably over the period in which eligible individuals are entitled to receive prescription drug benefits. The Company records premium payments received in advance of the applicable service period in Unearned Revenues in the Consolidated Balance Sheets.

The Catastrophic Reinsurance Subsidy and the Low-Income Member Cost Sharing Subsidy represent cost reimbursements under the Medicare Part D program. The Company is fully reimbursed by CMS for costs incurred for these contract elements and, accordingly, there is no insurance risk to the Company. Amounts received for these subsidies are not reflected as premium revenues, but rather are accounted for as deposits. As of December 31, 2009 and 2008, the amounts received for these subsidies were insufficient to cover the costs incurred for these contract elements; therefore, the Company recorded a receivable in Other Current Receivables in the Consolidated Balance Sheets. Related cash flows are presented as Customer Funds Administered within financing activities in the Consolidated Statements of Cash Flows.

Pharmacy benefit costs and administrative costs under the contract are expensed as incurred and are recognized in Medical Costs and Operating Costs, respectively, in the Consolidated Statements of Operations.

The final 2009 risk-share amount is expected to be settled during the second half of 2010, and is subject to the reconciliation process with CMS.

The Consolidated Balance Sheets include the following amounts associated with the Medicare Part D program:

	December 31, 2009		December 31, 2008	
(in millions)	**CMS Subsidies (a)**	**Risk-Share**	**CMS Subsidies (a)**	**Risk-Share**
Other current receivables	$271	$ —	$349	$ 19
Other policy liabilities	—	268	—	—

(a) Includes the Catastrophic Reinsurance Subsidy and the Low-Income Member Cost Sharing Subsidy.

As of January 1, 2010, certain changes were made to the Medicare Part D coverage by CMS, including:

- The initial coverage limit increased to $2,830 from $2,700 in 2009.
- The catastrophic coverage begins at $6,440 as compared to $6,154 in 2009.
- The annual out-of-pocket maximum increased to $4,550 from $4,350 in 2009.

Property, Equipment and Capitalized Software

Property, equipment and capitalized software are stated at cost, net of accumulated depreciation and amortization. Capitalized software consists of certain costs incurred in the development of internal-use software, including external direct costs of materials and services and payroll costs of employees devoted to specific software development. The Company reviews property, equipment and capitalized software for events or changes in circumstances that would indicate that we might not recover their carrying value. If the Company determines that an asset may not be recoverable, an impairment charge is recorded.

The Company calculates depreciation and amortization using the straight-line method over the estimated useful lives of the assets. The useful lives for property, equipment and capitalized software are:

Furniture, fixtures and equipment	3 to 7 years
Buildings	35 to 40 years
Leasehold improvements	Shorter of useful life or remaining lease term
Capitalized software	3 to 5 years

Goodwill

Goodwill represents the amount of the purchase price in excess of the fair values assigned to the underlying identifiable net assets of acquired businesses. Goodwill is not amortized, but is subject to an annual impairment test. Tests are performed more frequently if events occur or circumstances change that would more likely than not reduce the fair value of the reporting unit below its carrying amount. To determine whether goodwill is impaired, the Company performs a two-step impairment test. In the first step of the test, the fair values of the reporting units are compared to their aggregate carrying values, including goodwill. If the fair value of the reporting unit is greater than its carrying amount, goodwill is not impaired and no further testing is required. If the fair value of the reporting unit is less than its carrying amount, the Company would proceed to step two of the test. In step two of the test, the implied fair value of the goodwill of the reporting unit is determined by a hypothetical allocation of the fair value calculated in step one to all of the assets and liabilities of that reporting unit (including any recognized and unrecognized intangible assets) as if the reporting unit had been acquired in a business combination and the fair value was reflective of the price paid to acquire the reporting unit. The implied fair value of goodwill is the excess, if any, of the calculated fair value after hypothetical allocation to the reporting unit's assets and liabilities. If the implied fair value of the goodwill is greater than the carrying amount of the goodwill at the analysis date, goodwill is not impaired and the analysis is complete. If the implied fair value of the goodwill is less than the carrying value of goodwill at the analysis date, goodwill is deemed impaired by the amount of that variance.

The Company calculates the estimated fair value of our reporting units using discounted cash flows. To determine fair values the Company must make assumptions about a wide variety of internal and external factors. Significant assumptions used in the impairment analysis include financial projections of free cash flow (includes significant assumptions about operations, capital requirements and income taxes), long-term growth rates for determining terminal value, and discount rates. Where available and appropriate, comparative market multiples are used to corroborate the results of our discounted cash flow test.

The Company completed its annual assessment of goodwill as of January 1, 2010 and determined that no impairment existed as of December 31, 2009. Although the Company believes that the financial projections used are reasonable and appropriate for all of its reporting units, there is uncertainty inherent in those projections. That uncertainty is increased by potential health care reforms, as any passed legislation may significantly change the forecasts and long-term growth rate assumptions for some or all of its reporting units.

Intangible assets

Finite lived intangible assets are acquired in a business combination and are assets that represent future expected benefits but lack physical substance (e.g., customer lists and trademarks). The Company does not have material holdings of indefinite lived intangible assets. Intangible assets are amortized over their expected useful lives and are subject to impairment tests when events or circumstances indicate that a finite lived intangible asset's (or asset group's) carrying value may exceed its estimated fair value. If the carrying value exceeds its estimated fair value, an impairment would be recorded.

The Company calculates the estimated fair value of finite lived intangible assets using undiscounted cash flows that are expected to result from the use of the intangible asset or group of assets. The Company considers many factors, including estimated future utility to estimate cash flows. There were no material impairments of finite lived intangible assets during the current year.

Other Policy Liabilities

Other policy liabilities include the RSF associated with the AARP program (see Note 13 of Notes to the Consolidated Financial Statements), health savings account deposits, deposits under the Medicare Part D program (see "Medicare Part D Pharmacy Benefits Contract" above), and the current portion of future policy benefits. Customer balances represent excess customer payments and deposit accounts under experience-rated contracts. At the customer's option, these balances may be refunded or used to pay future premiums or claims under eligible contracts.

Income Taxes

Deferred income tax assets and liabilities are recognized for the differences between the financial and income tax reporting bases of assets and liabilities based on enacted tax rates and laws. The deferred income tax provision or benefit generally reflects the net change in deferred income tax assets and liabilities during the year, excluding any deferred income tax assets and liabilities of acquired businesses. The current income tax provision reflects the tax consequences of revenues and expenses currently taxable or deductible on various income tax returns for the year reported.

Future Policy Benefits and Reinsurance Receivables

Future policy benefits represent account balances that accrue to the benefit of the policyholders, excluding surrender charges, for universal life and investment annuity products and health policies sold to individuals for which some of the premium received in the earlier years is intended to pay benefits to be incurred in future years. As a result of the 2005 sale of the life and annuity business within the Company's Golden Rule Financial Corporation (Golden Rule) subsidiary under an indemnity reinsurance arrangement, the Company has maintained a liability associated with the reinsured contracts, as it remains primarily liable to the policyholders, and has recorded a corresponding reinsurance receivable due from the purchaser. As of December 31, 2009, the Company had an aggregate $2.0 billion reinsurance receivable, of which $139 million was recorded in Other Current Receivables and $1.9 billion was recorded in Other Assets in the Consolidated Balance Sheets. As of

December 31, 2008, the Company had an aggregate $2.0 billion reinsurance receivable, of which $154 million was recorded in Other Current Receivables and $1.9 billion was recorded in Other Assets in the Consolidated Balance Sheets. The Company evaluates the financial condition of the reinsurer and only records the reinsurance receivable to the extent of probable recovery.

Policy Acquisition Costs

The Company's commercial health insurance contracts typically have a one-year term and may be cancelled by the customer with at least 31 days notice. Costs related to the acquisition and renewal of commercial customer contracts are charged to expense as incurred.

Share-Based Compensation

Share-based compensation expense is measured at the grant date based on the fair values of the awards and is recognized as expense over the period in which the share-based compensation vests.

Net Earnings Per Common Share

The Company computes basic net earnings per common share by dividing net earnings by the weighted-average number of common shares outstanding during the period. The Company determines diluted net earnings per common share using the weighted-average number of common shares outstanding during the period, adjusted for potentially dilutive shares associated with stock options and restricted stock, using the treasury stock method. The treasury stock method assumes exercise of stock options and vesting of restricted stock, with the assumed proceeds used to purchase common stock at the average market price for the period. The difference between the number of shares assumed issued and number of shares assumed purchased represents the dilutive shares.

Recent Accounting Standards

Recently Adopted Accounting Standards. In June 2009, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (FAS) No. 168, "The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles — a replacement of FAS 162." The new standard establishes only two levels of U.S. GAAP, authoritative and nonauthoritative. The FASB Accounting Standards Codification (ASC) became the single source of authoritative, nongovernmental U.S. GAAP, except for rules and interpretive releases of the SEC, which will continue to be sources of authoritative U.S. GAAP for SEC registrants. All other non-grandfathered, non-SEC accounting literature not included in the ASC became nonauthoritative upon adoption. The new guidance became effective for the Company's third quarter of 2009. Since the new standard did not change U.S. GAAP, there was no change to the Company's Consolidated Financial Statements other than to update all references to U.S. GAAP to be in conformity with the ASC.

The Company adopted the provisions of ASC Topic No. 820, "Fair Value Measurements and Disclosures" (ASC 820) as of January 1, 2008 for fair value measurements of certain financial assets and liabilities and for non-financial assets and liabilities measured at fair value on at least an annual basis. The provisions were adopted for non-financial assets and liabilities not measured at fair value on at least an annual basis as of January 1, 2009. These provisions define fair value, establish a framework for measuring fair value and expand disclosure requirements. The adoption did not have a material impact on the Consolidated Financial Statements.

In December 2007, the FASB issued guidance codified into ASC Topic No. 805, "Business Combinations," which replaced previous business combination accounting guidance. The new guidance revises how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities, any noncontrolling interest in the acquiree and the goodwill acquired. The guidance as amended includes recognition provisions for assets acquired and liabilities assumed that arise from contingencies and the treatment of contingent purchase price. It also requires additional disclosure requirements intended to enable users to evaluate the nature and financial effects of the business combination. The Company adopted the new guidance on January 1, 2009, and applied the provisions prospectively to all new acquisitions closing on or after that date. The adoption did not have a material impact on the Consolidated Financial Statements.

Recently Issued Accounting Standards. In October 2009, the FASB issued Accounting Standards Update (ASU) No. 2009-13, "Multiple-Deliverable Revenue Arrangements" (ASU 2009-13). This update removes the criterion that entities must use objective and reliable evidence of fair value in separately accounting for deliverables and provides entities with a hierarchy of evidence that must be considered when allocating arrangement consideration. The new guidance also requires entities to allocate arrangement consideration to the separate units of accounting based on the deliverables' relative selling price. The provisions will be effective for revenue arrangements entered into or materially modified in the Company's fiscal year 2011 and must be applied prospectively. The Company is currently evaluating the impact of the provisions of ASU 2009-13.

The Company has determined that all other recently issued accounting standards will not have a material impact on its Consolidated Financial Statements, or do not apply to its operations.

3. Acquisitions

On June 1, 2009, all of the outstanding shares of AIM Healthcare Services, Inc. (AIM) were acquired for approximately $440 million in cash. AIM is a leading provider of payment accuracy solutions for health care payer and hospital clients in all 50 states. On a preliminary basis, the total consideration paid exceeded the estimated fair value of the net tangible assets acquired by $425 million, of which $166 million has been allocated to finite-lived intangible assets and $259 million to goodwill. The allocation is pending completion of a valuation analysis. The acquired goodwill is deductible for income tax purposes. The results of operations and financial condition of AIM have been included in the Company's consolidated results and the results of the Ingenix reporting segment since the acquisition date. The pro forma effects of this acquisition on the Company's Consolidated Financial Statements were not material.

On May 30, 2008, the Company acquired all the outstanding shares of Unison Health Plans (Unison) for approximately $930 million in cash. Unison provides government-sponsored health plan coverage to people in Pennsylvania, Ohio, Tennessee, Delaware, South Carolina and Washington, D.C. through a network of independent health care professionals. The total consideration paid exceeded the estimated fair value of the net tangible assets acquired by $806 million, of which $89 million has been allocated to finite-lived intangible assets and $717 million to goodwill. The acquired goodwill is not deductible for income tax purposes. The results of operations and financial condition of Unison have been included in the Company's consolidated results and the results of the Health Benefits reporting segment since the acquisition date. The pro forma effects of this acquisition on the Company's Consolidated Financial Statements were not material.

On February 25, 2008, the Company acquired all of the outstanding shares of Sierra Health Services, Inc. (Sierra), a diversified health care services company based in Las Vegas, Nevada, for approximately $2.6 billion in cash, representing a price of $43.50 per share of Sierra common stock. The total consideration paid exceeded the estimated fair value of the net tangible assets acquired by $2.5 billion. Based on management's consideration of fair value, which included completion of a valuation analysis, $500 million has been allocated to finite-lived intangible assets and $2.0 billion to goodwill. The acquired goodwill is not deductible for income tax purposes.

The U.S. Department of Justice approved the acquisition conditioned upon the divestiture of the Company's individual Medicare Advantage HMO plans in Clark and Nye Counties, Nevada, which represented approximately 30,000 members. The divestiture was completed on April 30, 2008. The Company received proceeds of $185 million for this transaction, which were recorded as a reduction to Operating Costs. Group Medicare Advantage plans offered through commercial contracts were excluded from the divestiture. Also, the Company retained Sierra's Medicare Advantage HMO plans in Nevada. The results of operations and financial condition of Sierra have been included in the Company's consolidated results and the results of the Health Benefits, OptumHealth and Prescription Solutions reporting segments since the acquisition date. The pro forma effects of this acquisition on the Company's Consolidated Financial Statements were not material.

On January 10, 2008, the Company acquired all of the outstanding shares of Fiserv Health, Inc. (Fiserv Health), a subsidiary of Fiserv, Inc., for approximately $740 million in cash. Fiserv Health is a leading administrator of medical benefits and also provides care facilitation services, specialty health solutions and PBM services. The total consideration paid exceeded the estimated fair value of the net tangible assets acquired by $752 million, of which $253 million has been allocated to finite-lived intangible assets and $499 million to goodwill. The acquired goodwill is deductible for income tax purposes. The results of operations and financial condition of Fiserv Health have been included in the Company's consolidated results and the results of the Health Benefits, OptumHealth, Ingenix and Prescription Solutions reporting segments since the acquisition date. The pro forma effects of this acquisition on the Company's Consolidated Financial Statements were not material.

The finite-lived intangible assets and related weighted-average useful lives, by acquisition, as of acquisition date, consisted of the following:

	AIM		Unison		Sierra		Fiserv	
(in millions, except years)	Fair Value	Weighted-Average Useful Life	Fair Value	Weighted-Average Useful Life	Fair Value	Weighted-Average Useful Life	Fair Value	Weighted-Average Useful Life
Customer Contracts and Membership Lists	$146	14 years	$41	6 years	$443	14 years	$252	12 years
Trademarks	3	15 years	32	20 years	56	20 years	1	3 years
Physician and Hospital Networks	17	5 years	16	20 years	1	15 years	n/a	n/a
Total Acquired Finite-Lived Intangible Assets	$166	11 years	$89	9 years	$500	14 years	$253	12 years

For the years ended December 31, 2009, 2008 and 2007, aggregate consideration paid, net of cash assumed for smaller acquisitions was $95 million, $94 million and $262 million, respectively. These acquisitions were not material to the Company's Consolidated Financial Statements.

4. Investments

The amortized cost, gross unrealized gains and losses, and fair value of investments, by type, were as follows:

(in millions)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
December 31, 2009				
Debt securities — available-for-sale:				
U.S. government and agency obligations	$ 1,566	$ 12	$ (11)	$ 1,567
State and municipal obligations	6,080	248	(11)	6,317
Corporate obligations	3,278	149	(6)	3,421
U.S. agency mortgage-backed securities	1,870	64	(3)	1,931
Non-U.S. agency mortgage-backed securities	535	8	(5)	538
Total debt securities — available-for-sale	13,329	481	(36)	13,774
Equity securities — available-for-sale	579	12	(14)	577
Debt securities — held-to-maturity:				
U.S. government and agency obligations	158	4	—	162
State and municipal obligations	17	—	—	17
Corporate obligations	24	—	—	24
Total debt securities—held-to-maturity	199	4	—	203
Total investments	$14,107	$497	$ (50)	$14,554
December 31, 2008				
Debt securities — available-for-sale:				
U.S. government and agency obligations	$ 1,276	$ 65	$ (2)	$ 1,339
State and municipal obligations	6,440	134	(90)	6,484
Corporate obligations	2,802	33	(132)	2,703
U.S. agency mortgage-backed securities	2,245	62	—	2,307
Non-U.S. agency mortgage-backed securities	744	—	(105)	639
Total debt securities — available-for-sale	13,507	294	(329)	13,472
Equity securities — available-for-sale	489	8	(20)	477
Debt securities — held-to-maturity:				
U.S. government and agency obligations	157	10	—	167
State and municipal obligations	19	—	—	19
Corporate obligations	24	—	—	24
Total debt securities — held-to-maturity	200	10	—	210
Total investments	$14,196	$312	$(349)	$14,159

Included in the Company's investment portfolio were sub-prime home equity lines of credit with fair values of $9 million and $25 million as of December 31, 2009 and 2008, respectively. Also included were Alt-A securities with fair values of $19 million and $36 million as of December 31, 2009 and 2008, respectively.

The fair value of the Company's mortgage-backed securities by credit rating and non-U.S. agency mortgage-backed securities by origination as of December 31, 2009 were as follows:

(in millions)	AAA	AA	A	BBB	Non-Investment Grade	Total Fair Value
2007	$ 70	$—	$ 1	$ 8	$ 4	$ 83
2006	130	3	5	—	18	156
2005	135	4	2	5	7	153
Pre-2005	143	—	1	1	1	146
U.S agency mortgage-backed securities	1,931	—	—	—	—	1,931
Total	$2,409	$ 7	$ 9	$ 14	$ 30	$2,469

The amortized cost and fair value of available-for-sale debt securities as of December 31, 2009, by contractual maturity, were as follows:

(in millions)	Amortized Cost	Fair Value
Due in one year or less	$ 1,383	$ 1,394
Due after one year through five years	4,378	4,573
Due after five years through ten years	2,886	2,989
Due after ten years	2,277	2,349
U.S. agency mortgage-backed securities	1,870	1,931
Non-U.S. agency mortgage-backed securities	535	538
Total debt securities — available-for-sale	$13,329	$13,774

The amortized cost and fair value of held-to-maturity debt securities as of December 31, 2009, by contractual maturity, were as follows:

(in millions)	Amortized Cost	Fair Value
Due in one year or less	$ 60	$ 61
Due after one year through five years	103	105
Due after five years through ten years	26	26
Due after ten years	10	11
Total debt securities — held-to-maturity	$199	$203

The fair value of investments with gross unrealized losses by investment type and length of time that individual securities have been in a continuous unrealized loss position were as follows (a):

(in millions)	Less Than 12 Months		12 Months or Greater		Total	
	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
December 31, 2009						
Debt Securities — available-for-sale						
U.S. government and agency obligations	$ 437	$ (11)	$ 4	$ —	$ 441	$ (11)
State and municipal obligations	392	(6)	100	(5)	492	(11)
Corporate obligations	304	(3)	69	(3)	373	(6)
U.S. agency mortgage-backed securities	355	(3)	2	—	357	(3)
Non-U.S. agency mortgage-backed securities	134	(1)	86	(4)	220	(5)
Total debt securities — available-for-sale	$1,622	$ (24)	$ 261	$ (12)	$1,883	$ (36)
Equity securities — available-for-sale	$ 169	$ (13)	$ 1	$ (1)	$ 170	$ (14)
December 31, 2008						
Debt securities — available-for-sale						
U.S. government and agency obligations	$ 72	$ (2)	$ —	$ —	$ 72	$ (2)
State and municipal obligations	1,414	(65)	113	(25)	1,527	(90)
Corporate obligations	1,543	(97)	179	(35)	1,722	(132)
U.S. agency mortgage-backed securities	17	—	5	—	22	—
Non-U.S. agency mortgage-backed securities	529	(83)	88	(22)	617	(105)
Total debt securities — available-for-sale	$3,575	$(247)	$ 385	$ (82)	$3,960	$(329)
Equity securities — available-for-sale	$ 195	$ (20)	$ —	$ —	$ 195	$ (20)

(a) Debt securities classified as held-to-maturity investments have been excluded from this analysis. These investments are predominantly held in U.S. government or agency obligations. Additionally, the fair values of these investments approximate their amortized cost.

The Company's mortgage-backed securities in an unrealized loss position by credit rating distribution were as follows:

(in millions)	December 31, 2009		December 31, 2008	
	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
AAA	$543	$ (6)	$624	$(105)
AA	31	(2)	1	—
A	—	—	—	—
BBB	1	—	13	—
Non-investment grade	2	—	1	—
Total	$577	$ (8)	$639	$(105)

The unrealized losses as of December 31, 2009 were generated from approximately 1,500 positions out of a total of approximately 12,000 positions. The Company believes that it will collect all principal and interest due on all investments that have an amortized cost in excess of fair value. The unrealized losses on investments in U.S. government and agency obligations, state and municipal obligations and corporate obligations as of December 31, 2009 were primarily caused by interest rate increases and not by unfavorable changes in the credit ratings associated with these securities. The Company evaluates impairment at each reporting period for securities where the fair value of the investment is less than its amortized cost. The contractual cash flows of the U.S. government and agency obligations are guaranteed by either the U.S. government or an agency of the U.S. government. The Company expects that the securities would not be settled at a price less than the amortized cost of the Company's investment. The Company evaluated the underlying credit quality of the issuers and the credit ratings of the state and municipal obligations and the corporate obligations, noting neither a significant deterioration since purchase nor other factors leading to an other-than-temporary impairment (OTTI). The unrealized losses on mortgage-backed securities as of December 31, 2009 were primarily caused by higher interest rates in the marketplace, reflecting the higher perceived risk assigned by fixed-income investors to commercial mortgage-backed securities (CMBS). These unrealized losses represented less than 1% of the total amortized cost of the Company's mortgage-backed security holdings as of December 31, 2009. The Company believes these losses to be temporary. Approximately 94% of the Company's mortgage-backed securities in an unrealized loss position as of December 31, 2009 were rated "AAA" with no known deterioration or other factors leading to an OTTI. As of December 31, 2009, the Company did not have the intent to sell any of the securities in an unrealized loss position.

As of December 31, 2009, the Company's holdings of non-U.S. agency mortgage-backed securities included $10 million of commercial mortgage loans in default. These investments were acquired in the first quarter of 2008 pursuant to an acquisition and were recorded at fair value. They represented less than 1% of the Company's total mortgage-backed security holdings as of December 31, 2009.

A portion of the Company's investments in equity securities and venture capital funds consists of investments held in various public and nonpublic companies concentrated in the areas of health care delivery and related information technologies. Market conditions that affect the value of health care and related technology stocks will likewise impact the value of the Company's equity portfolio. The equity securities and venture capital funds were evaluated for severity and duration of unrealized loss, overall market volatility and other market factors.

Net realized gains, before taxes, were from the following sources:

	Year Ended December 31,		
(in millions)	**2009**	**2008**	**2007**
Total OTTI	$(64)	$(121)	$ (6)
Portion of loss recognized in other comprehensive income	—	n/a	n/a
Net OTTI recognized in earnings	(64)	(121)	(6)
Gross realized losses from sales	(41)	(50)	(13)
Gross realized gains from sales	116	165	57
Net realized gains (losses)	$ 11	$ (6)	$ 38

For 2009, all of the recorded OTTI resulted from the Company's intent to sell certain impaired securities.

5. Fair Value

Fair values of available-for-sale debt and equity securities are based on quoted market prices, where available. The Company obtains one price for each security primarily from a third party pricing service (pricing service), which generally uses quoted or other observable inputs for the determination of fair value. The pricing service normally derives the security prices through recently reported trades for identical or similar securities, making adjustments through the reporting date based upon available observable market information. For securities not actively traded, the pricing service may use quoted market prices of comparable instruments or discounted cash flow analyses, incorporating inputs that are currently observable in the markets for similar securities. Inputs that are often used in the valuation methodologies include, but are not limited to, non-binding broker quotes, benchmark yields, credit spreads, default rates and prepayment speeds. As the Company is responsible for the determination of fair value, it performs quarterly analyses on the prices received from the pricing service to determine whether the prices are reasonable estimates of fair value. Specifically, the Company compares the prices received from the pricing service to prices reported by its custodian, its investment consultant and third party investment advisors. Additionally, the Company compares changes in the reported market values and returns to relevant market indices to test the reasonableness of the reported prices. Based on the Company's internal price verification procedures and review of fair value methodology documentation provided by independent pricing services, the Company has not historically adjusted the prices obtained from the pricing service.

In instances in which the inputs used to measure fair value fall into different levels of the fair value hierarchy, the fair value measurement has been determined based on the lowest level input that is significant to the fair value measurement in its entirety. The Company's assessment of the significance of a particular item to the fair value measurement in its entirety requires judgment, including the consideration of inputs specific to the asset.

The fair value hierarchy is as follows:

Level 1 — Quoted (unadjusted) prices for identical assets in active markets.

Level 2 — Other observable inputs, either directly or indirectly, including:

- Quoted prices for similar assets in active markets;
- Quoted prices for identical or similar assets in non-active markets (e.g., few transactions, limited information, non-current prices, high variability over time, etc.);
- Inputs other than quoted prices that are observable for the asset (e.g., interest rates, yield curves, volatilities, default rates, etc.); and
- Inputs that are derived principally from or corroborated by other observable market data.

Level 3 — Unobservable inputs that cannot be corroborated by observable market data.

The following table presents information about the Company's financial assets, excluding AARP, that are measured at fair value on a recurring basis, according to the valuation techniques the Company used to determine their fair values. See Note 13 of Notes to the Consolidated Financial Statements for further detail on AARP.

(in millions, except percentages)	Quoted Prices in Active Markets (Level 1)	Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)	Total Fair Value
December 31, 2009				
Cash and cash equivalents	$ 9,135	$ 665	$—	$ 9,800
Debt securities — available for sale:				
U.S. government and agency obligations	1,024	543	—	1,567
State and municipal obligations	—	6,317	—	6,317
Corporate obligations	18	3,293	110	3,421
U.S. agency mortgage-backed securities	—	1,931	—	1,931
Non-U.S. agency mortgage-backed securities	—	528	10	538
Total debt securities — available for sale	1,042	12,612	120	13,774
Equity securities — available for sale	262	3	312	577
Total cash, cash equivalents and investments at fair value	$10,439	$13,280	$432	$24,151
Percentage of total fair value	43%	55%	2%	100%
December 31, 2008				
Cash and cash equivalents	$ 6,564	$ 862	$—	$ 7,426
Debt securities — available-for-sale:				
U.S. government and agency obligations	800	539	—	1,339
State and municipal obligations	—	6,484	—	6,484
Corporate obligations	7	2,650	46	2,703
U.S. agency mortgage-backed securities	—	2,307	—	2,307
Non-U.S. agency mortgage-backed securities	—	623	16	639
Total debt securities — available-for-sale	807	12,603	62	13,472
Equity securities — available-for-sale	170	3	304	477
Total cash, cash equivalents and investments at fair value	7,541	13,468	366	21,375
Interest rate swaps	—	622	—	622
Total assets at fair value	$ 7,541	$14,090	$366	$21,997
Percentage of total fair value	34%	64%	2%	100%

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

Cash and Cash Equivalents. The carrying value of cash and cash equivalents approximates fair value as maturities are less than three months. Fair values of cash equivalent instruments that do not trade on a regular basis in active markets are classified as Level 2.

Debt Securities. The estimated fair values of debt securities held as available-for-sale are based on quoted market prices and/or other market data for the same or comparable instruments and transactions in establishing the prices. Fair values of debt securities that do not trade on a regular basis in active markets are classified as Level 2.

Equity Securities. Equity securities are held as available-for-sale investments. Fair value estimates for Level 1 and Level 2 publicly traded equity securities are based on quoted market prices and/or other market data for the same or comparable instruments and transactions in establishing the prices. The fair values of Level 3 investments in venture capital portfolios are estimated using market modeling approaches that rely heavily on management assumptions and qualitative observations. These investments totaled $282 million as of December 31, 2009. The fair values of the Company's various venture capital investments are computed using limited quantitative and qualitative observations of activity for similar companies in the current market. The key inputs utilized in the Company's market modeling include, as applicable, transactions for comparable companies in similar industries and having similar revenue and growth characteristics; similar preferences in the capital structure; discounted cash flows; liquidation values and milestones established at initial funding; and the assumption that the values of the Company's venture capital investments can be inferred from these inputs. The Company's remaining Level 3 equity securities holdings of $30 million mainly consist of preferred stock for which there is no active market.

Interest Rate Swaps. Fair values of the Company's interest rate swaps were estimated using the terms of the swaps and publicly available market yield curves. Because the swaps were unique and were not actively traded, the fair values were classified as Level 2 estimates. As of December 31, 2009, the Company had no outstanding interest rate swap contracts.

A reconciliation of the beginning and ending balances of assets measured at fair value on a recurring basis using Level 3 inputs is as follows:

	December 31, 2009			December 31, 2008		
(in millions)	Debt Securities	Equity Securities	Total	Debt Securities	Equity Securities	Total
Balance at beginning of period	$ 62	$304	$366	$—	$133	$133
Purchases, net	64	22	86	14	202	216
Net unrealized gains in accumulated other comprehensive income	—	7	7	—	2	2
Net realized losses in investment and other income	(6)	(21)	(27)	—	(54)	(54)
Transfers into Level 3	—	—	—	48	21	69
Balance at end of period	$120	$312	$432	$ 62	$304	$366

There were no significant fair value adjustments recorded during the year ended December 31, 2009 for non-financial assets and liabilities or financial assets and liabilities that are measured at fair value on a nonrecurring basis. These assets and liabilities are subject to fair value adjustments only in certain circumstances, such as when the Company records impairments.

The table below includes fair values for certain financial instruments for which it is practicable to estimate fair value. The carrying values and fair values of these financial instruments were as follows:

	December 31, 2009		December 31, 2008	
(in millions)	Carrying Value	Fair Value	Carrying Value	Fair Value
Assets				
Debt securities — available-for-sale	$13,774	$13,774	$13,472	$13,472
Equity securities — available-for-sale	577	577	477	477
Debt securities — held-to-maturity	199	203	200	210
AARP program-related investments	2,114	2,114	1,941	1,941
Interest rate swaps	—	—	622	622
Liabilities				
Senior unsecured notes	11,173	11,043	12,693	10,941

In addition to the previously described methods and assumptions for debt and equity securities and interest rate swaps, the following are the methods and assumptions used to estimate the fair value of the other financial instruments:

AARP Program-related Investments. AARP Program-related investments consist of debt and equity securities held to fund costs associated with the AARP Program (see Note 13 of Notes to the Consolidated Financial Statements). The Company elected to measure the AARP Assets Under Management, of which the investments are a part, at fair value, pursuant to the fair value option. See the preceding discussion regarding the methods and assumptions used to estimate the fair value of debt and equity securities.

Senior Unsecured Notes. The fair values of the senior unsecured notes are estimated based on third-party quoted market prices for the same or similar issues.

The carrying amounts reported in the Consolidated Balance Sheets for cash and cash equivalents, accounts and other current receivables, unearned revenue, accounts payable and accrued liabilities approximate fair value because of their short-term nature. These assets and liabilities are not listed in the table above.

6. Property, Equipment and Capitalized Software

A summary of property, equipment and capitalized software is as follows:

(in millions)	December 31, 2009	December 31, 2008
Land	$ 32	$ 32
Buildings and improvements	662	595
Computer equipment	1,504	1,488
Furniture and fixtures	235	250
Less accumulated depreciation	(1,487)	(1,353)
Property and equipment, net	946	1,012
Capitalized software	2,445	2,179
Less accumulated amortization	(1,251)	(1,010)
Capitalized software, net	1,194	1,169
Total property, equipment and capitalized software, net	$ 2,140	$ 2,181

Depreciation expense for property and equipment for 2009, 2008 and 2007 was $436 million, $439 million and $359 million, respectively. Amortization expense for capitalized software for 2009, 2008 and 2007 was $314 million, $290 million and $245 million, respectively.

7. Goodwill and Other Intangible Assets

Changes in the carrying amount of goodwill, by reporting segment, were as follows:

(in millions)	Health Benefits	OptumHealth	Ingenix	Prescription Solutions	Consolidated
Balance at December 31, 2007	$14,139	$1,080	$ 958	$677	$16,854
Acquisitions	2,986	54	74	148	3,262
Subsequent payments and adjustments, net	(81)	18	20	15	(28)
Balance at December 31, 2008	17,044	1,152	1,052	840	20,088
Acquisitions	161	40	415	—	616
Subsequent payments and adjustments, net	61	(34)	(4)	—	23
Balance at December 31, 2009	$17,266	$1,158	$1,463	$840	$20,727

The gross carrying value, accumulated amortization and net carrying value of other intangible assets were as follows:

	December 31, 2009			December 31, 2008		
(in millions)	Gross Carrying Value	Accumulated Amortization	Net Carrying Value	Gross Carrying Value	Accumulated Amortization	Net Carrying Value
Customer contracts and membership lists	$2,864	$ (796)	$2,068	$2,620	$(585)	$2,035
Patents, trademarks and technology	437	(187)	250	392	(169)	223
Other	118	(55)	63	120	(49)	71
Total	$3,419	$(1,038)	$2,381	$3,132	$(803)	$2,329

Amortization expense relating to intangible assets for 2009, 2008 and 2007 was $241 million, $252 million and $192 million, respectively.

Estimated full year amortization expense relating to intangible assets for each of the next five years is as follows:

(in millions)	Estimated Amortization Expense
2010	$255
2011	249
2012	247
2013	239
2014	229

8. Medical Costs and Medical Costs Payable

Medical costs and medical costs payable include estimates of the Company's obligations for medical care services that have been rendered on behalf of insured consumers, but for which claims have either not yet been received or processed, and for liabilities for physician, hospital and other medical cost disputes. The Company develops estimates for medical costs incurred but not reported using an actuarial process that is consistently applied, centrally controlled and automated. The actuarial models consider factors such as time from date of service to claim receipt, claim backlogs, care provider contract rate changes, medical care consumption and other medical cost trends. The Company estimates liabilities for physician, hospital and other medical cost disputes based upon an analysis of potential outcomes, assuming a combination of litigation and settlement strategies. Each period, the Company re-examines previously established medical costs payable estimates based on actual claim submissions and other changes in facts and circumstances. As the medical costs payable estimates recorded in prior periods develop, the Company adjusts the amount of the estimates and includes the changes in estimates in medical costs in the period in which the change is identified.

None of the factors discussed above were individually material to the net favorable medical cost development for the years ended 2009, 2008 and 2007.

The following table shows the components of the change in medical costs payable for the years ended December 31:

(in millions)	2009	2008	2007
Medical costs payable, beginning of period	$ 8,664	$ 8,331	$ 8,076
Acquisitions	252	331	—
Reported medical costs:			
Current year	65,599	60,589	55,855
Prior years	(310)	(230)	(420)
Total reported medical costs	65,289	60,359	55,435
Claim payments:			
Payments for current year	(57,109)	(52,872)	(48,240)
Payments for prior year	(7,734)	(7,485)	(6,940)
Total claim payments	(64,843)	(60,357)	(55,180)
Medical costs payable, end of period	$ 9,362	$ 8,664	$ 8,331

9. Commercial Paper and Long-Term Debt

Commercial paper and long-term debt consisted of the following:

(in millions)	December 31, 2009 Carrying Value (a)	December 31, 2009 Fair Value (b)	December 31, 2008 Carrying Value (c)	December 31, 2008 Fair Value (b)
Commercial Paper	$ —	$ —	$ 101	$ 101
$250 million par, 3.8% senior unsecured notes due February 2009	—	—	250	250
$650 million par, senior unsecured floating-rate notes due March 2009	—	—	650	644
$450 million par, 4.1% senior unsecured notes due August 2009	—	—	455	442
$500 million par, senior unsecured floating-rate notes due June 2010	500	499	500	450
$250 million par, 5.1% senior unsecured notes due November 2010	257	259	263	245
$250 million par, senior unsecured floating-rate notes due February 2011	250	251	250	219
$750 million par, 5.3% senior unsecured notes due March 2011 (e)	781	777	806	705
$450 million par, 5.5% senior unsecured notes due November 2012 (e)	480	481	493	410
$550 million par, 4.9% senior unsecured notes due February 2013 (e)	549	575	549	513
$450 million par, 4.9% senior unsecured notes due April 2013 (e)	464	472	473	419
$250 million par, 4.8% senior unsecured notes due February 2014 (e)	268	256	280	221
$500 million par, 5.0% senior unsecured notes due August 2014 (e)	540	518	567	460
$500 million par, 4.9% senior unsecured notes due March 2015 (e)	544	513	567	429
$750 million par, 5.4% senior unsecured notes due March 2016 (e)	847	772	883	661
$95 million par, 5.4% senior unsecured notes due November 2016	95	98	95	84
$500 million par, 6.0% senior unsecured notes due June 2017 (e)	587	523	620	450
$250 million par, 6.0% senior unsecured notes due November 2017 (e)	285	258	297	223
$1,100 million par, 6.0% senior unsecured notes due February 2018	1,099	1,136	1,098	1,015
$1,095 million par, zero coupon senior unsecured notes due November 2022 (d)	558	611	530	522
$850 million par, 5.8% senior unsecured notes due March 2036	844	762	844	648
$500 million par, 6.5% senior unsecured notes due June 2037	495	493	495	420
$650 million par, 6.6% senior unsecured notes due November 2037	645	651	645	548
$1,100 million par, 6.9% senior unsecured notes due February 2038	1,085	1,138	1,083	963
Total commercial paper and long-term debt	11,173	11,043	12,794	11,042
Less commercial paper and current maturities of long-term debt	(2,164)	(2,173)	(1,456)	(1,437)
Long-term debt, less current maturities	$ 9,009	$ 8,870	$11,338	$ 9,605

(a) The carrying value of the debt has been adjusted by the unamortized gain on related interest rate swaps, which terminated in January 2009.

(b) Estimated based on third-party quoted market prices for the same or similar issues.

(c) The carrying value of debt had been adjusted based upon the applicable interest rate swap fair values in accordance with the fair value hedge short-cut method of accounting.

(d) These notes have been classified with the current maturities of long-term debt in the Consolidated Balance Sheet as of December 31, 2009 due to the existence of a put feature. For further discussion, see "Long-Term Debt" below.

(e) A portion of these notes has been classified with the current maturities of long-term debt in the Consolidated Balance Sheet as of December 31, 2009 due to the debt tender offers discussed under "Long-Term Debt" below.

Maturities of long-term debt for the years ending December 31 are as follows:

(in millions)	Maturities of Long-Term Debt
2010	$ 757
2011	985
2012	376
2013	954
2014	605
Thereafter	6,089
$1,095 million par, zero coupon senior unsecured notes due November 2022	558
Debt tender offers completed February 2010	849

Bank Credit Facilities

In November 2008, the Company entered into a $750 million 364-day revolving bank credit facility. The Company terminated this facility on July 31, 2009 in advance of its maturity.

There is currently $2.5 billion available under the Company's five-year revolving bank credit facility, which matures in May 2012. The interest rate is variable based on term and amount and is calculated based on the London Interbank Offered Rate (LIBOR) plus a spread. As of December 31, 2009, the interest rate on this facility, had it been drawn, would have ranged from 0.4% to 0.7%. This facility supports the Company's commercial paper program and is available for general working capital purposes. As of December 31, 2009, the Company had no amounts outstanding under this facility.

Long-Term Debt

In February 2010, the Company completed cash tender offers for $775 million aggregate principal amount of certain of its outstanding notes. The Company believes that this debt repurchase will improve the matching of floating rate assets and liabilities on its balance sheet and reduce its debt service cost. The Company used cash on hand to fund the purchase of the notes.

In February 2008, the Company issued a total of $3.0 billion in senior unsecured debt, which included: $250 million of floating-rate notes due February 2011, $550 million of 4.9% fixed-rate notes due February 2013, $1.1 billion of 6.0% fixed-rate notes due February 2018 and $1.1 billion of 6.9% fixed-rate notes due February 2038. The floating-rate notes are benchmarked to the London Interbank Offered Rate (LIBOR) and had an interest rate of 1.6% as of December 31, 2009.

In November 2007, the Company issued $500 million of zero coupon notes due November 2022. These zero coupon notes are original issue discount notes with an aggregate principal amount due at maturity of $1.1 billion and an accretion yield of 5.3%. These notes have a put feature that allows a note holder to require the Company to repurchase the notes at the accreted value at certain annual dates in the future, beginning on November 15, 2010; therefore, these notes have been classified with the current maturities of long-term debt in the Consolidated Balance Sheet as of December 31, 2009.

In November 2007, the Company issued a total of $1.6 billion in senior unsecured debt, which included: $250 million of 5.1% fixed-rate notes due November 2010, $450 million of 5.5% fixed-rate notes due November 2012, $250 million of 6.0% fixed-rate notes due November 2017 and $650 million of 6.6% fixed-rate notes due November 2037. These notes were issued pursuant to an exemption from registration under Section 4(2) of the

Securities Act of 1933 (1933 Act). In February 2008, the Company completed an exchange offer in which then-existing noteholders exchanged each series of these notes for a new issue of substantially identical debt securities registered under the 1933 Act.

In June 2007, the Company issued a total of $1.5 billion in senior unsecured debt, which included: $500 million of floating-rate notes due June 2010, $500 million of 6.0% fixed-rate notes due June 2017 and $500 million of 6.5% fixed-rate notes due June 2037. The floating-rate notes are benchmarked to LIBOR and had an interest rate of 0.4% as of December 31, 2009. These notes were issued pursuant to an exemption from registration under Section 4(2) of the 1933 Act. In February 2008, the Company completed an exchange offer in which then-existing noteholders exchanged each series of these notes for a new issue of substantially identical debt securities registered under the 1933 Act.

Debt Covenants

The Company's bank credit facility contains various covenants, the most restrictive of which requires the Company to maintain a debt-to-total-capital ratio, calculated as the sum of commercial paper and debt divided by the sum of commercial paper, debt and shareholders' equity, below 50%. The Company was in compliance with its debt covenants as of December 31, 2009.

Interest Rate Swap Contracts

In January 2009, the Company terminated interest rate swap contracts with $4.9 billion in notional value to lock-in the benefit of low market interest rates. As of the swap contracts' termination date, the cumulative adjustment to the carrying value of the Company's debt was $513 million, which is being amortized over a weighted-average period of 3.5 years as a reduction to interest expense. As of December 31, 2009, the Company had no outstanding interest rate swap contracts. As of December 31, 2008, the fair values of the interest rate swaps were $622 million with $7 million classified in Prepaid Expenses and Other Current Assets and $615 million classified in Other Assets in the Consolidated Balance Sheet.

10. Income Taxes

The components of the provision for income taxes for the years ended December 31 are as follows:

(in millions)	2009	2008	2007
Current Provision:			
Federal	$1,924	$1,564	$2,284
State and local	78	145	166
Total current provision	2,002	1,709	2,450
Deferred provision	(16)	(62)	201
Total provision for income taxes	$1,986	$1,647	$2,651

The reconciliation of the tax provision at the U.S. Federal Statutory Rate to the provision for income taxes for the years ended December 31 is as follows:

(in millions, except percentages)	2009		2008		2007	
Tax provision at the U.S. federal statutory rate	$2,033	35.0%	$1,618	35.0%	$2,557	35.0%
State income taxes, net of federal benefit	66	1.1	106	2.2	125	1.7
Settlement of state exams, net of federal benefit	(40)	(0.7)	(12)	(0.2)	(5)	—
Tax-exempt investment income	(70)	(1.2)	(69)	(1.5)	(52)	(0.7)
Other, net	(3)	—	4	0.1	26	0.3
Provision for income taxes	$1,986	34.2%	$1,647	35.6%	$2,651	36.3%

In 2009, the Company released tax reserves related to the favorable resolution of various historical state income tax matters. Along with a change to an insurance premium tax in lieu of an income tax in one of the states in which the Company operates, this decreased the Company's effective income tax rate in 2009.

The components of deferred income tax assets and liabilities as of December 31 are as follows:

(in millions)	2009	2008
Deferred income tax assets:		
Share-based compensation	$ 419	$ 413
Medical costs payable and other policy liabilities	218	223
Net operating loss carryforwards	206	213
Accrued expenses and allowances	201	93
Long term liabilities	164	354
Unearned revenues	58	56
Unrecognized tax benefits	55	100
Net unrealized losses on investments	—	15
Other	190	181
Subtotal	1,511	1,648
Less: valuation allowances	(198)	(193)
Total deferred income tax assets	$ 1,313	$ 1,455
Deferred income tax liabilities:		
Intangible assets	$ (890)	$ (885)
Capitalized software development	(449)	(439)
Net unrealized gains on investments	(163)	—
Prepaid expenses	(90)	—
Depreciation and amortization	(80)	(5)
Interest rate swaps	—	(230)
Total deferred income tax liabilities	(1,672)	(1,559)
Net deferred income tax liabilities	$ (359)	$ (104)

Valuation allowances are provided when it is considered more likely than not that deferred tax assets will not be realized. The valuation allowances primarily relate to future tax benefits on certain state net operating loss carryforwards. Federal net operating loss carryforwards of $36 million expire beginning in 2012 through 2026, and state net operating loss carryforwards expire beginning in 2010 through 2028.

A reconciliation of the beginning and ending amount of unrecognized tax benefits as of December 31 is as follows:

(in millions)	2009	2008
Gross unrecognized tax benefits, beginning of period	$340	$271
Gross increases:		
Current year tax positions	10	14
Prior year tax positions	11	43
Acquired reserves	—	94
Gross decreases:		
Prior year tax positions	(62)	(29)
Settlements	(61)	(4)
Statute of limitations lapses	(18)	(49)
Gross unrecognized tax benefits, end of period	$220	$340

The favorable resolution of historical state income tax matters resulted in a decrease in the gross unrecognized tax benefits as of December 31, 2009.

The Company classifies interest and penalties associated with uncertain income tax positions as income taxes within its Consolidated Financial Statements. During the year ended December 31, 2009, the Company recognized a net tax benefit of $7 million generated from the reduction in interest accrued from the release of previously accrued tax matters. During the year ended December 31, 2008, the Company recognized $23 million of net interest expense. As of December 31, 2009 and 2008, the Company had $44 million and $65 million, respectively, of accrued interest for uncertain tax positions, which were reported in Accounts Payable and Accrued Liabilities in the Consolidated Balance Sheets. These amounts are not included in the reconciliation above. As of December 31, 2009, the total amount of unrecognized tax benefits that, if recognized, would affect the effective tax rate was $101 million.

The Company currently files income tax returns in the U.S. federal jurisdiction, various states and foreign jurisdictions. The U.S. Internal Revenue Service (IRS) has completed exams on the consolidated income tax returns for fiscal years 2007 and prior. The Company's 2008 and 2009 tax returns are under advance review by the IRS under its Compliance Assurance Program. With the exception of a few states, the Company is no longer subject to income tax examinations prior to 2003 in major state and foreign jurisdictions. The Company does not believe any adjustments that may result from these examinations will be significant.

The Company believes it is reasonably possible that its liability for unrecognized tax benefits will decrease in the next twelve months by $92 million or less as a result of audit settlements and the expiration of statutes of limitations in certain major jurisdictions.

11. Shareholders' Equity

Regulatory Capital and Dividend Restrictions

The Company's regulated subsidiaries are subject to regulations and standards in their respective states of domicile. Most of these regulations and standards conform to those established by the National Association of Insurance Commissioners. These standards, among other things, require these subsidiaries to maintain specified levels of statutory capital, as defined by each state, and restrict the timing and amount of dividends and other distributions that may be paid to their parent companies. Except in the case of extraordinary dividends, these standards generally permit dividends to be paid from statutory unassigned surplus of the regulated subsidiary and are limited based on the regulated subsidiary's level of statutory net income and statutory capital and surplus. These dividends are referred to as "ordinary dividends" and generally can be paid without prior regulatory approval. If the dividend, together with other dividends paid within the preceding twelve months, exceeds a specified statutory limit or is paid from sources other than earned surplus, it is generally considered an "extraordinary dividend" and must receive prior regulatory approval.

In 2009, based on the 2008 statutory net income and statutory capital and surplus levels, the maximum amount of ordinary dividends that could be paid was $3.1 billion. For the year ended December 31, 2009, the Company's regulated subsidiaries paid their parent companies dividends of $4.2 billion, including $2.5 billion of extraordinary dividends. For the year ended December 31, 2008, the Company's regulated subsidiaries paid their parent companies dividends of $4.2 billion, including $1.2 billion of extraordinary dividends. The increase in the proportion of extraordinary dividends to total dividends in 2009 primarily reflects the acceleration of dividend timing, as well as the size of specific dividends beyond ordinary levels. As of December 31, 2009, $2.3 billion of the Company's $24.4 billion of cash and investments was held by non-regulated entities.

The Company's regulated subsidiaries had aggregate statutory capital and surplus of approximately $10 billion as of December 31, 2009, which exceeds aggregate minimum regulatory requirements.

Share Repurchase Program

Under its Board of Directors' authorization, the Company maintains a share repurchase program (Repurchase Program). The objectives of the Repurchase Program are to optimize the Company's capital structure and cost of capital, thereby improving returns to shareholders, as well as to offset the dilutive impact of share-based awards. Repurchases may be made from time to time at prevailing prices in the open market. During 2009, the Company repurchased 74.3 million shares at an average price of approximately $24 per share and an aggregate cost of $1.8 billion. As of December 31, 2009, the Company had Board of Directors' authorization to purchase up to an additional 28.7 million shares of its common stock. In February 2010, the Board renewed and increased the Company's share repurchase program, and authorized the Company to repurchase up to 120 million shares of its common stock.

12. Share-Based Compensation and Other Employee Benefit Plans

The Company's 2002 Stock Incentive Plan (Plan), as amended and restated May 15, 2002, is intended to attract and retain employees and non-employee directors, offer them incentives to put forth maximum efforts for the success of the Company's business and afford them an opportunity to acquire a proprietary interest in the Company. The Plan allows the Company to grant stock options, stock appreciation rights, restricted stock, restricted stock units, performance awards or other stock-based awards to eligible employees and non-employee directors. The Plan incorporates the following prior plans: 1991 Stock and Incentive Plan, 1998 Broad-Based Stock Incentive Plan and Non-employee Director Stock Option Plan. All outstanding stock options, restricted stock and other awards issued under the prior plans shall remain subject to the terms and conditions of these plans under which they were issued.

As of December 31, 2009, the Company had 63.5 million shares available for future grants of share-based awards under its share-based compensation plan, including, but not limited to, incentive or non-qualified stock options, stock-settled stock appreciation rights (SARs), and up to 15.3 million of awards in restricted stock and restricted stock units (collectively, restricted shares). The Company's outstanding share-based awards consist mainly of non-qualified stock options, SARs and restricted shares.

Stock Options and SARs

Stock options and SARs generally vest ratably over four to six years and may be exercised up to 10 years from the date of grant. Stock option and SAR activity for the year ended December 31, 2009 is summarized in the table below:

	Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Life	Aggregate Intrinsic Value
	(in thousands)		(in years)	(in millions)
Outstanding, beginning of period	150,752	$36		
Granted	15,026	30		
Exercised	(19,421)	13		
Forfeited	(22,211)	34		
Outstanding, end of period	124,146	$39	5.5	$304
Exercisable, end of period	87,664	$39	4.4	$287
Vested and expected to vest at end of period	118,962	$39	5.3	$302

To determine compensation expense related to the Company's stock options and SARs, the fair value of each award is estimated on the date of grant using an option-pricing model. For purposes of estimating the fair value of the Company's employee stock option and SAR grants, the Company uses a binomial model. The principal assumptions the Company used in applying the option-pricing models were as follows:

	2009	2008	2007
Risk free interest rate	1.7% - 2.4%	2.2% - 3.4%	3.8% - 5.2%
Expected volatility	41.3% - 46.8%	29.5%	24.2%
Expected dividend yield	0.1%	0.1%	0.1%
Forfeiture rate	5.0%	5.0%	5.0%
Expected life in years	4.4 - 5.1	4.3	4.1

Risk-free interest rates are based on U.S. Treasury yields in effect at the time of grant. Expected volatilities are based on the historical volatility of the Company's common stock and the implied volatility from exchange-traded options on the Company's common stock. Beginning in 2009, the Company changed the weighting of historical and implied volatilities used in the calculation of expected volatility to 90% and 10%, respectively. Before the change, the Company had weighted historical and implied volatility equally. Due to the significant economic turbulence and resulting instability of the exchange-traded options throughout 2008, the Company concluded that they were no longer as representative of the fair value of its common stock over the expected life of its options and SARs. The change had no impact on the Company's reported Net Earnings nor Earnings per Share. The Company uses historical data to estimate option and SAR exercises and forfeitures within the valuation model. The expected lives of options and SARs granted represents the period of time that the awards granted are expected to be outstanding based on historical exercise patterns.

The weighted-average grant date fair value of stock options and SARs granted for 2009, 2008 and 2007 was approximately $10 per share, $9 per share and $14 per share. The total intrinsic value of stock options and SARs exercised during 2009, 2008 and 2007 was $282 million, $244 million and $1.1 billion, respectively.

Restricted Shares

Restricted shares generally vest ratably over two to five years. Compensation expense related to restricted shares is based on the share price on date of grant. Restricted share activity for the year ended December 31, 2009 is summarized in the table below:

(shares in thousands)	Shares	Weighted-Average Grant Date Fair Value
Nonvested, Beginning of Period	6,282	$36
Granted	6,587	29
Vested	(1,655)	29
Forfeited	(594)	34
Nonvested, End of Period	10,620	$33

The weighted-average grant date fair value of restricted shares granted during 2009, 2008 and 2007 was approximately $29 per share, $34 per share and $51 per share, respectively. The total fair value of restricted shares vested during 2009, 2008 and 2007 was $47 million, $17 million and $35 million, respectively.

Employee Stock Purchase Plan

The Company's Employee Stock Purchase Plan (ESPP) is intended to enhance employee commitment to the goals of the Company, by providing a means of achieving stock ownership at advantageous terms to eligible employees of the Company. Eligible employees are allowed to purchase the Company's stock at a discounted price, which is 85% of the lower market price of the Company's common stock at the beginning or at the end of the six-month purchase period. During 2009, 2008 and 2007, 3.7 million shares, 2.9 million shares and 1.9 million shares of common stock, respectively, were purchased under the ESPP. The compensation expense is included in the compensation expense amounts recognized and discussed below. As of December 31, 2009, there were 9.3 million shares of common stock available for issuance under the ESPP.

Share-Based Compensation Recognition

The Company recognizes compensation expense for share-based awards, including stock options, SARs and restricted shares, on a straight-line basis over the related service period (generally the vesting period) of the award, or to an employee's eligible retirement date under the award agreement, if earlier. Beginning with share-based awards granted in 2009, the Company's equity award program includes a retirement provision that treats all employees who are age 55 or older with at least ten years of recognized employment with the Company as retirement-eligible. For 2009, 2008 and 2007, the Company recognized compensation expense related to its share-based compensation plans of $334 million ($220 million net of tax effects), $305 million ($202 million net of tax effects) and $505 million ($325 million net of tax effects), respectively. Share-based compensation expense is recognized in Operating Costs in the Company's Consolidated Statements of Operations. As of December 31, 2009, there was $490 million of total unrecognized compensation cost related to share awards that is expected to be recognized over a weighted-average period of 1.4 years. For 2009, 2008 and 2007, the income tax benefit realized from share-based award exercises was $94 million, $106 million and $399 million, respectively.

Included in the share-based compensation expense for the year ended December 31, 2007 is $176 million ($112 million net of tax benefit) of expenses recorded in the first quarter of 2007 related to application of deferred compensation rules under Section 409A of the Internal Revenue Code (Section 409A) to the Company's historical stock option practices. As part of its review of the Company's historical stock option practices, the Company determined that certain stock options granted to individuals who were nonexecutive officer employees at the time of grant were granted with an exercise price that was lower than the closing price of the Company's common stock on the applicable accounting measurement date, subjecting these individuals to additional tax under Section 409A. The Company elected to pay these individuals for the additional tax costs relating to such stock options exercised in 2006 and early 2007. For any outstanding stock options subject to additional tax under Section 409A that were granted to nonexecutive officer employees, the Company increased the exercise price and committed to make cash payments to these optionholders for their vested options based on the difference between the original stock option price and the revised increased stock option price. Payments of $142 million were made from January 2008 through January 2010 for options vested through December 31, 2009. If the modified stock options are subsequently exercised, the Company will recover these cash payments at that time from exercise proceeds at the revised increased stock option exercise prices.

The $176 million Section 409A charge includes $87 million of expense ($55 million net of tax benefit) for the payment of certain optionholders' tax obligations for stock options exercised in 2006 and early 2007 and $89 million of expense ($57 million net of tax benefit) for the modification related to increasing the exercise price of unexercised stock options granted to nonexecutive officer employees and the related cash payments. These amounts have been recorded in the corporate segment.

As further discussed in Note 11 of Notes to the Consolidated Financial Statements, the Company maintains a share repurchase program. The objectives of the share repurchase program are to optimize the Company's capital structure, cost of capital and return to shareholders, as well as to offset the dilutive impact of shares issued for share-based award exercises.

Other Employee Benefit Plans

The Company also offers a 401(k) plan for all employees. Compensation expense related to this plan was not significant for the years 2009, 2008 and 2007.

The Company has provided Supplemental Executive Retirement Plan (SERP) benefits, which are non-qualified defined benefit plans, for its CEO, as well as for certain nonexecutive officers under plans that were assumed in acquisitions. No additional amounts are accruing to the SERP for the Company's CEO. The SERPs are non-contributory, unfunded and provide benefits based on years of service and compensation during employment. The total SERP liability as of December 31, 2009 was $20 million, which was recorded in Other Liabilities in the Consolidated Balance Sheets. The total SERP liability as of December 31, 2008 was $159 million, of which $51 million was recorded in Accounts Payable and Accrued Liabilities and $108 million was recorded in Other Liabilities in the Consolidated Balance Sheets. In 2009, a SERP accrual of $91 million relating to the Company's former CEO was reversed as a result of the resolution of the SEC settlement pertaining to the stock option matter. See Note 14 of Notes to the Consolidated Financial Statements for further discussion of stock option matters.

In addition, the Company maintains non-qualified, unfunded deferred compensation plans, which allow certain members of senior management and executives to defer portions of their salary or bonus and receive certain Company contributions on such deferrals, subject to plan limitations. The deferrals are recorded within Long-Term Investments with an approximately equal amount in Other Liabilities in the Consolidated Balance Sheets. The total deferrals are distributable based upon termination of employment or other periods, as elected under each plan and were $216 million and $182 million as of December 31, 2009 and 2008, respectively.

13. AARP

The Company provides health insurance products and services to members of AARP under a Supplemental Health Insurance Program (the Program), and separate Medicare Advantage and Medicare Part D arrangements. The products and services under the Program include supplemental Medicare benefits (AARP Medicare Supplement Insurance), hospital indemnity insurance, including insurance for individuals between 50 to 64 years of age, and other related products.

In October 2007, the Company entered into four agreements with AARP, effective January 1, 2008, that amended its existing AARP arrangements. These agreements extended the Company's arrangements with AARP on the Program to December 31, 2017, extended the Company's arrangement with AARP on the Medicare Part D business to December 31, 2014, and gave the Company an exclusive right to use the AARP brand on the Company's Medicare Advantage offerings until December 31, 2014, subject to certain limited exclusions.

Under the Program, the Company is compensated for transaction processing and other services, as well as for assuming underwriting risk. The Company is also engaged in product development activities to complement the insurance offerings. Premium revenues from the Company's portion of the Program for 2009, 2008 and 2007 were $6.0 billion, $5.7 billion and $5.3 billion, respectively.

The Company's agreement with AARP on the Program provides for the maintenance of the Rate Stabilization Fund (RSF) that is held by the Company on behalf of policyholders. Underwriting gains or losses related to the

AARP Medicare Supplement Insurance business are directly recorded as an increase or decrease to the RSF. The primary components of the underwriting results are premium revenue, medical costs, investment income, administrative expenses, member service expenses, marketing expenses and premium taxes. Underwriting gains and losses are recorded as an increase or decrease to the RSF and accrue to the overall benefit of the AARP policyholders, unless cumulative net losses were to exceed the balance in the RSF. To the extent underwriting losses exceed the balance in the RSF, losses would be borne by the Company. Deficits may be recovered by underwriting gains in future periods of the contract. To date, the Company has not been required to fund any underwriting deficits. The RSF balance is reported in Other Policy Liabilities in the Consolidated Balance Sheets and changes in the RSF are reported in Medical Costs in the Consolidated Statement of Operations. In January 2008, $127 million in cash was transferred out of the RSF to an external insurance entity that offers an AARP branded age 50 to 64 comprehensive insurance product. The Company believes the RSF balance as of December 31, 2009 is sufficient to cover potential future underwriting and other risks and liabilities associated with the contract.

The effects of changes in balance sheet amounts associated with the Program also accrue to the overall benefit of the AARP policyholders through the RSF balance. Accordingly, the Company excludes the effect of such changes in its Consolidated Statements of Cash Flows.

Under the Company's agreement with AARP, the Company separately manages the assets that support the Program. These assets are held at fair value in the Consolidated Balance Sheets as Assets Under Management. These assets are invested at the Company's discretion, within investment guidelines approved by the Program and are used to pay costs associated with the Program. The Company does not guarantee any rates of investment return on these investments and upon any transfer of the Program to another entity, the Company would transfer cash in an amount equal to the fair value of these investments at the date of transfer. Interest earnings and realized investment gains and losses on these assets accrue to the overall benefit of the AARP policyholders through the RSF and, thus, are not included in the Company's earnings. Interest income and realized gains and losses related to assets under management are recorded as an increase to the AARP RSF and were $99 million, $82 million and $108 million in 2009, 2008 and 2007, respectively.

The Company elected to measure the entirety of the AARP Assets Under Management at fair value, pursuant to the fair value option.

The following AARP Program-related assets and liabilities were included in the Company's Consolidated Balance Sheets:

(in millions)	December 31, 2009	December 31, 2008
Accounts receivable	$ 509	$ 482
Assets under management	2,383	2,199
Other assets	—	7
Medical costs payable	1,182	1,160
Accounts payable and accrued liabilities	40	52
Other policy liabilities	1,145	1,047
Future policy benefits	482	429
Other liabilities	43	—

The fair value of cash, cash equivalents and investments associated with the Program, reflected as Assets Under Management, and the fair value of Other Assets and Other Liabilities were classified in accordance with the fair value hierarchy as discussed in Note 5 of Notes to the Consolidated Financial Statements and were as follows:

(in millions)	Quoted Prices in Active Markets (Level 1)	Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)	Total Fair Value
December 31, 2009				
Cash and cash equivalents	$269	$ —	$—	$ 269
Debt securities:				
U.S. government and agency obligations	358	298	—	656
State and municipal obligations	—	9	—	9
Corporate obligations	—	955	—	955
U.S. agency mortgage-backed securities	—	343	—	343
Non-U.S. agency mortgage-backed securities	—	149	—	149
Total debt securities	358	1,754	—	2,112
Equity securities — available-for-sale	—	2	—	2
Total cash, cash equivalents and investments at fair value	$627	$1,756	$—	$2,383
Other liabilities	$—	$ —	$ 43	$ 43
Total liabilities at fair value	$—	$ —	$ 43	$ 43
December 31, 2008				
Cash and cash equivalents	$240	$ 18	$—	$ 258
Debt securities:				
U.S. government and agency obligations	291	293	—	584
State and municipal obligations	—	6	—	6
Corporate obligations	—	786	—	786
U.S. agency mortgage-backed securities	—	421	—	421
Non-U.S. agency mortgage-backed securities	—	142	—	142
Total debt securities	291	1,648	—	1,939
Equity securities — available-for-sale	—	2	—	2
Total cash, cash equivalents and investments at fair value	531	1,668	—	2,199
Other assets	—	—	7	7
Total assets at fair value	$531	$1,668	$ 7	$2,206

14. Commitments and Contingencies

The Company leases facilities, computer hardware and other equipment under long-term operating leases that are noncancelable and expire on various dates through 2028. Rent expense under all operating leases for 2009, 2008 and 2007 was $303 million, $264 million and $223 million, respectively.

As of December 31, 2009, future minimum annual lease payments, net of sublease income, under all noncancelable operating leases were as follows:

(in millions)	Future Minimum Lease Payments
2010	$255
2011	221
2012	199
2013	152
2014	120
Thereafter	644

The Company contracts on an administrative services only (ASO) basis with customers who fund their own claims. The Company charges these customers administrative fees based on the expected cost of administering their self-funded programs. In some cases, the Company provides performance guarantees related to its administrative function. If these standards are not met, the Company may be financially at risk up to a stated percentage of the contracted fee or a stated dollar amount. Amounts accrued for performance guarantees were not material as of December 31, 2009 and 2008.

As of December 31, 2009, the Company has outstanding, undrawn letters of credit with financial institutions of $62 million and surety bonds outstanding with insurance companies of $247 million, primarily to bond contractual performance.

Legal Matters

Because of the nature of its businesses, the Company is frequently made party to a variety of legal actions and regulatory inquiries related to, among other things, the design and management of its service offerings. The Company records liabilities for its estimates of probable costs resulting from these matters where appropriate. These matters include, but are not limited to, claims relating to health care benefits coverage, medical malpractice actions, contract disputes and claims related to certain business practices.

Litigation Matters

MDL Litigation. Beginning in 1999, a series of class action lawsuits were filed against the Company by health care providers alleging various claims relating to the Company's reimbursement practices, including alleged violations of the Racketeer Influenced Corrupt Organization Act (RICO) and state prompt payment laws and breach of contract claims. Many of these lawsuits were consolidated in a multi-district litigation in the United States District Court for the Southern District Court of Florida (MDL). In the lead MDL lawsuit, the court certified a class of health care providers for certain of the RICO claims. In 2006, the trial court dismissed all of the claims against the Company in the lead MDL lawsuit, and the Eleventh Circuit Court of Appeals later affirmed that dismissal, leaving eleven related lawsuits that had been stayed during the litigation of the lead MDL lawsuit. In August 2008, the trial court, applying its rulings in the lead MDL lawsuit, dismissed seven of the 11 related lawsuits, and all but one claim in an eighth lawsuit. The plaintiffs have appealed these dismissals to the Eleventh Circuit. The trial court ordered the final claim in the eighth lawsuit to arbitration. In December 2008, at the plaintiffs' request, the trial court dismissed without prejudice one of the three remaining lawsuits. The court also denied the plaintiffs' request to remand the remaining two lawsuits to state court and a federal magistrate judge recommended dismissal of those suits. On April 16, 2009, the plaintiffs in these last two suits filed amended class action complaints alleging breach of contract. In addition, the Company is party to a number of arbitrations in various jurisdictions involving similar claims. The Company is vigorously defending against the remaining claims in these cases.

AMA Litigation. On March 15, 2000, a group of plaintiffs including the American Medical Association (AMA) filed a lawsuit against the Company in state court in New York, which was removed to federal court. The complaint and subsequent amended complaints asserted antitrust claims and claims based on the Employee Retirement Income Security Act of 1974, as amended (ERISA), as well as breach of contract and the implied covenant of good faith and fair dealing, deceptive acts and practices, and trade libel in connection with the calculation of reasonable and customary reimbursement rates for non-network health care providers by the Company's affiliates. On January 14, 2009, after almost nine years of litigation and many rulings from the court on various motions, the parties announced an agreement to settle the lawsuit, along with a similar case filed in 2008 in federal court in New Jersey. Under the terms of the proposed settlement, the Company and its affiliated entities will be released from claims relating to their out-of-network reimbursement policies from March 15, 1994 through the date of final court approval of the settlement. The Company will pay a total of $350 million to fund the settlement for health plan members and out-of-network providers in connection with out-of-network procedures performed since March 15, 1994. The agreement contains no admission of wrongdoing. The proposed settlement is subject to final court approval. In addition, the Company has the right to terminate the settlement if a certain number of class members elect to opt-out of the settlement. A splinter group of plaintiffs' counsel is challenging the proposed settlement. The court granted preliminary approval of the proposed settlement over the objections of certain plaintiffs' counsel on December 1, 2009, and a final approval hearing following notice to members of the class is scheduled for July 2010. Other lawsuits in various jurisdictions relating to the calculation of reasonable and customary reimbursement rates for non-network health care providers remain pending against a number of health insurers, including the Company.

NYAG Investigation. On February 13, 2008, the Office of the Attorney General of the State of New York (NYAG) announced that it was conducting an industry-wide investigation into out-of-network provider reimbursement practices of health insurers, including the Company, and served the Company with a notice of intent to initiate litigation. On January 13, 2009, the Company announced it had reached an agreement with the NYAG regarding the investigation. Under the terms of the agreement, the Company agreed to pay $50 million to fund a not-for-profit entity to develop and own a new, independent database product to replace the Prevailing Health Charges System (PHCS) and Medical Data Research (MDR) database products owned by Ingenix, Inc. Both products are used by a number of health plans and employers as tools that help determine the amount to reimburse members who receive physician services outside their managed care networks. When the new database product is ready, the Company will cease using the PHCS and MDR databases and will use the new database for a period of at least five years in connection with out-of-network reimbursement in those benefit plans that employ a reasonable and customary standard for out-of-network reimbursements. On October 2, 2009, the Company paid the $50 million required under the settlement agreement into an account designated by the NYAG. Following the announcement of the NYAG settlement, the Company received inquiries from a number of state and federal regulators, including the U.S. Senate Commerce Committee, regarding out-of-network reimbursement practices of health insurers.

California Claims Processing Matter. As previously disclosed, in 2007, the California Department of Insurance (CDI) examined the Company's PacifiCare health insurance plan in California. The examination findings related to the timeliness and accuracy of claims processing, interest payments, provider contract implementation, provider dispute resolution, and other related matters. On January 25, 2008, the CDI issued an Order to Show Cause to PacifiCare Life and Health Insurance Company, a subsidiary of the Company, alleging violations of certain insurance statutes and regulations in connection with the CDI's examination findings. On June 3, 2009, the Company filed a Notice of Defense to the Order to Show Cause denying all material allegations and asserting certain defenses. The matter is now the subject of an administrative hearing before a California administrative law judge.

Historical Stock Option Practices. In 2006, a consolidated shareholder derivative action, captioned *In re UnitedHealth Group Incorporated Shareholder Derivative Litigation* was filed against certain of the Company's current and former officers and directors in the United States District Court for the District of Minnesota. The consolidated amended complaint was brought on behalf of the Company by several pension funds and other shareholders and named certain of the Company's current and former officers and directors as defendants, as well as the Company as a nominal defendant. The consolidated amended complaint generally alleged that the defendants breached their fiduciary duties to the Company, were unjustly enriched, and violated the securities laws in connection with the Company's historical stock option practices. On June 26, 2006, the Company's Board of Directors created a Special Litigation Committee under Minnesota Statute 302A.241, consisting of two former Minnesota Supreme Court Justices, with the power to investigate the claims raised in the derivative actions and shareholder demands and determine whether the Company's rights and remedies should be pursued.

A consolidated derivative action, captioned *In re UnitedHealth Group Incorporated Derivative Litigation*, was also filed in Hennepin County District Court, State of Minnesota. The action was brought by two individual shareholders and named certain of the Company's current and former officers and directors as defendants, as well as the Company as a nominal defendant.

On December 6, 2007, the Special Litigation Committee concluded its review of claims relating to the Company's historical stock option practices and published a report. The Special Litigation Committee reached settlement agreements on behalf of the Company with its former Chairman and Chief Executive Officer William W. McGuire, M.D., former General Counsel David J. Lubben, and former director William G. Spears. In addition, the Special Litigation Committee concluded that all claims against all named defendants in the derivative actions, including current and former Company officers and directors, should be dismissed. Each settlement agreement is conditioned upon dismissal of claims in the derivative actions and resolution of any appeals. Following notice to shareholders, the federal court granted the parties' motion for final approval of the proposed settlements on July 1, 2009, and entered final judgment dismissing the federal case with prejudice on July 2, 2009. The state court granted the parties' motion for final approval of the proposed settlements and dismissed the state case with prejudice on May 14, 2009, and entered final judgment on July 17, 2009. The federal and state courts also awarded plaintiffs' counsel fees and expenses of $30 million and $6 million, respectively, which have been paid by the Company. A shareholder has filed an appeal with the U.S. Court of Appeals for the Eighth Circuit challenging only the federal plaintiffs' counsel's fee award. Federal plaintiffs' counsel is contesting the appeal.

As previously disclosed, the Company also received inquiries from a number of federal and state regulators from 2006 through 2008 regarding its historical stock option practices. Many of those inquiries have been closed, resolved or inactive since 2008.

The Company may be subject to additional litigation or other proceedings or actions arising out of the Company's historical stock option practices and the related restatement of its historical Consolidated Financial Statements. Litigation and any potential regulatory proceeding or action may be time consuming, expensive and distracting from the conduct of the Company's business. The adverse resolution of any specific lawsuit or any potential regulatory proceeding or action could have a material adverse effect on the Company's business, financial condition and results of operations.

Government Regulation

The Company's business is regulated at federal, state, local and international levels. The laws and rules governing the Company's business and interpretations of those laws and rules are subject to frequent change. Broad latitude is given to the agencies administering those regulations. State legislatures and Congress continue to focus on health care issues as the subject of proposed legislation. In connection with these activities, the Company periodically receives inquiries and requests for information from state or federal legislative bodies. For instance, during the third and fourth quarters of 2009, the Company received requests for information and testimony from Congressional committees in connection with health care reform legislative proposals. The Company is cooperating with these requests. Existing or future laws and rules could force us to change how the Company does business, restrict revenue and enrollment growth, increase the Company's health care and administrative costs and capital requirements, and increase the Company's liability in federal and state courts for coverage determinations, contract interpretation and other actions. Further, the Company must obtain and maintain regulatory approvals to market and sell many of its products.

The Company has been and is currently involved in various governmental investigations, audits and reviews. These include routine, regular and special investigations, audits and reviews by CMS, state insurance and health and welfare departments, state attorneys general, the Office of the Inspector General, the Office of Personnel Management, the Office of Civil Rights, U.S. Congressional committees, the U.S. Department of Justice, U.S. Attorneys, the SEC, the IRS, the U.S. Department of Labor and other governmental authorities.

Examples of audits include a review by the U.S. Department of Labor of the Company's administration of applicable customer employee benefit plans with respect to ERISA compliance and audits of the Company's Medicare health plans to validate the coding practices of and supporting documentation maintained by its care providers.

Such government actions can result in assessment of damages, civil or criminal fines or penalties, or other sanctions, including loss of licensure or exclusion from participation in government programs and could have a material adverse effect on the Company's financial results. The coding audits may result in prospective and retrospective adjustments to payments made to health plans pursuant to CMS Medicare contracts.

15. Segment Financial Information

Factors used in determining the Company's reporting segments include the nature of operating activities, economic characteristics, existence of separate senior management teams and the type of information presented to the Company's chief operating decision-maker to evaluate its results of operations.

The Company's accounting policies for reporting segment operations are the same as those described in the Summary of Significant Accounting Policies (see Note 2 of Notes to the Consolidated Financial Statements). Transactions between reporting segments principally consist of sales of pharmacy benefit products and services to Health Benefits customers by Prescription Solutions, certain product offerings sold to Health Benefits customers by OptumHealth, and medical benefits cost, quality and utilization data and predictive modeling sold to Health Benefits by Ingenix. These transactions are recorded at management's estimate of fair value. Intersegment transactions are eliminated in consolidation. Assets and liabilities that are jointly used are assigned to each reporting segment using estimates of pro-rata usage. Cash and investments are assigned such that each reporting segment has at least minimum specified levels of regulatory capital or working capital for non-regulated businesses.

Substantially all of the Company's assets are held and operations are conducted in the United States. In accordance with accounting principles generally accepted in the United States, reporting segments with similar economic characteristics may be combined. The financial results of UnitedHealthcare, Ovations and AmeriChoice have been aggregated in the Health Benefits segment column in the following tables because these businesses have similar economic characteristics and have similar products and services, types of customers, distribution methods and operational processes, and operate in a similar regulatory environment. These businesses also share significant common assets, including the Company's contracted networks of physicians, health care professionals, hospitals and other facilities, information technology infrastructure and other resources.

As a percentage of the Company's total consolidated revenues, premium revenues from CMS were 27% for the year ended December 31, 2009, and 25% for the years ended December 31, 2008 and 2007 most of which were generated by Ovations and included in the Health Benefits segment.

The following table presents reporting segment financial information as of and for the years ended December 31:

(in millions)	Health Benefits	OptumHealth	Ingenix	Prescription Solutions	Corporate and Intersegment Eliminations	Consolidated
2009						
Revenues — External Customers:						
Premiums	$76,882	$2,433	$ —	$ —	$ —	$79,315
Services	3,937	277	1,042	50	—	5,306
Products	—	—	90	1,835	—	1,925
Total revenues — external customers	80,819	2,710	1,132	1,885	—	86,546
Total revenues — intersegment	—	2,753	691	12,562	(16,006)	—
Investment and other income	522	65	—	5	—	592
Total revenues	$81,341	$5,528	$1,823	$14,452	$(16,006)	$87,138
Earnings from operations	$ 4,788	$ 636	$ 246	$ 689	$ —	$ 6,359
Interest expense	—	—	—	—	(551)	(551)
Earnings before income taxes	$ 4,788	$ 636	$ 246	$ 689	$ (551)	$ 5,808
Total assets	$49,068	$4,395	$2,415	$ 3,061	$ 106	$59,045
Purchases of property, equipment and capitalized software	$ 452	$ 78	$ 142	$ 67	$ —	$ 739
Depreciation and Amortization	$ 668	$ 116	$ 129	$ 78	$ —	$ 991
2008						
Revenues — External Customers:						
Premiums	$71,298	$2,310	$ —	$ —	$ —	$73,608
Services	3,871	311	925	45	—	5,152
Products	—	—	95	1,560	—	1,655
Total Revenues — External Customers	75,169	2,621	1,020	1,605	—	80,415
Total Revenues — Intersegment	—	2,529	532	10,960	(14,021)	—
Investment and Other Income	688	75	—	8	—	771
Total Revenues	$75,857	$5,225	$1,552	$12,573	$(14,021)	$81,186
Earnings from Operations	$ 5,068	$ 718	$ 229	$ 363	$ (1,115)	$ 5,263
Interest expense	—	—	—	—	(639)	(639)
Earnings before income taxes	$ 5,068	$ 718	$ 229	$ 363	$ (1,754)	$ 4,624
Total Assets	$46,459	$4,195	$1,755	$ 2,603	$ 803	$55,815
Purchases of Property, Equipment and Capitalized Software	$ 522	$ 100	$ 112	$ 57	$ —	$ 791
Depreciation and Amortization	$ 691	$ 120	$ 105	$ 65	$ —	$ 981
2007						
Revenues — External Customers:						
Premiums	$66,625	$2,156	$ —	$ —	$ —	$68,781
Services	3,530	292	767	19	—	4,608
Products	—	—	100	798	—	898
Total Revenues — External Customers	70,155	2,448	867	817	—	74,287
Total Revenues — Intersegment	—	2,385	437	12,420	(15,242)	—
Investment and Other Income	1,044	88	—	12	—	1,144
Total Revenues	$71,199	$4,921	$1,304	$13,249	$(15,242)	$75,431
Earnings from Operations	$ 6,595	$ 895	$ 266	$ 269	$ (176)	$ 7,849
Interest expense	—	—	—	—	(544)	(544)
Earnings before income taxes	$ 6,595	$ 895	$ 266	$ 269	$ (720)	$ 7,305
Total Assets	$43,343	$3,714	$1,596	$ 2,420	$ (174)	$50,899
Purchases of Property, Equipment and Capitalized Software	$ 623	$ 108	$ 121	$ 19	$ —	$ 871
Depreciation and Amortization	$ 559	$ 111	$ 81	$ 45	$ —	$ 796

16. Quarterly Financial Data (Unaudited)

Selected quarterly financial information for all quarters of 2009 and 2008 is as follows:

(in millions, except per share data)	For the Quarter Ended			
	March 31	June 30	September 30	December 31
2009				
Revenues	$22,004	$21,655	$21,695	$21,784
Operating costs	20,336	20,215	20,019	20,209
Earnings from operations	1,668	1,440	1,676	1,575
Net earnings	984	859	1,035	944
Basic net earnings per common share	0.82	0.73	0.90	0.82
Diluted net earnings per common share	0.81	0.73	0.89	0.81
2008				
Revenues	$20,304	$20,272	$20,156	$20,454
Operating costs	18,591	19,599	18,558	19,175
Earnings from operations	1,713	673	1,598	1,279
Net earnings	994	337	920	726
Basic net earnings per common share	0.80	0.28	0.76	0.61
Diluted net earnings per common share	0.78	0.27	0.75	0.60

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES

The Company maintains disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934 (Exchange Act) that are designed to provide reasonable assurance that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in SEC rules and forms; and (ii) accumulated and communicated to the Company's management, including its principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure.

In connection with the filing of this Form 10-K, management evaluated, under the supervision and with the participation of the Company's Chief Executive Officer and Chief Financial Officer, the effectiveness of the design and operation of the Company's disclosure controls and procedures as of December 31, 2009. Based upon that evaluation, the Company's Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures were effective at the reasonable assurance level as of December 31, 2009.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

There have been no changes in the Company's internal control over financial reporting during the quarter ended December 31, 2009 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Report of Management on Internal Control over Financial Reporting as of December 31, 2009

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934. The Company's internal control system is designed to provide reasonable assurance to our management and board of directors regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with generally accepted accounting principles. The Company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2009. In making this assessment, we used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control — Integrated Framework*. Based on our assessment and those criteria, we believe that, as of December 31, 2009, the Company maintained effective internal control over financial reporting.

The Company's independent registered public accounting firm has audited the Company's internal control over financial reporting as of December 31, 2009, as stated in the Report of Independent Registered Public Accounting Firm, appearing under Item 9A, which expresses an unqualified opinion on the effectiveness of the Company's internal controls over financial reporting as of December 31, 2009.

/s/ STEPHEN J. HEMSLEY

Stephen J. Hemsley
President and Chief Executive Officer

/s/ GEORGE L. MIKAN III

George L. Mikan III
Executive Vice President and Chief Financial Officer

/s/ ERIC S. RANGEN

Eric S. Rangen
Senior Vice President and Chief Accounting Officer

February 10, 2010

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of UnitedHealth Group Incorporated and subsidiaries:

We have audited the internal control over financial reporting of UnitedHealth Group Incorporated and subsidiaries (the "Company") as of December 31, 2009, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Report of Management on Internal Control Over Financial Reporting as of December 31, 2009. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2009 of the Company and our reports dated February 10, 2010 expressed an unqualified opinion on those consolidated financial statements and financial statement schedule.

/s/ DELOITTE & TOUCHE LLP

Minneapolis, MN
February 10, 2010

ITEM 9B. OTHER INFORMATION

None.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Pursuant to General Instruction G(3) to Form 10-K and Instruction 3 to Item 401(b) of Regulation S-K, information regarding our executive officers is provided in Item 1 of Part I of this Annual Report on Form 10-K under the caption "Executive Officers of the Registrant."

The remaining information required by Items 401, 405, 406 and 407(c)(3), (d)(4) and (d)(5) of Regulation S-K will be included under the headings "Corporate Governance," "Election of Directors" and "Section 16(a) Beneficial Ownership Reporting Compliance" in our definitive proxy statement for our Annual Meeting of Shareholders to be held May 25, 2010, and such required information is incorporated herein by reference.

ITEM 11. EXECUTIVE COMPENSATION

The information required by Items 402, 407(e)(4) and (e)(5) of Regulation S-K will be included under the headings "Executive Compensation" and "Compensation Committee Interlocks and Insider Participation" in our definitive proxy statement for our Annual Meeting of Shareholders to be held May 25, 2010, and such required information is incorporated herein by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Equity Compensation Plan Information

The following table sets forth certain information, as of December 31, 2009, concerning shares of common stock authorized for issuance under all of our equity compensation plans.

Plan Category	(a) Number of securities to be issued upon exercise of outstanding options, warrants and rights (3)	(b) Weighted-average exercise price of outstanding options, warrants and rights (3)	(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by shareholders (1)	80,727,176	$34.61	72,777,932(4)
Equity compensation plans not approved by shareholders (2)	—	—	—
Total (2)	80,727,176	$34.61	72,777,932

(1) Consists of the UnitedHealth Group Incorporated 2002 Stock Incentive Plan, as amended, and the UnitedHealth Group 1993 Employee Stock Purchase Plan, as amended. Includes 6,170,280 options to acquire shares of common stock that were originally issued under the United HealthCare Corporation 1998 Broad-Based Stock Incentive Plan, as amended, which was not approved by the Company's shareholders, but the shares issuable under the 1998 Broad-Based Stock Incentive Plan were subsequently included in the number of shares approved by the Company's shareholders when approving the 2002 Stock Incentive Plan.

(2) Excludes 950,529 shares underlying stock options assumed by us in connection with our acquisition of the companies under whose plans the options originally were granted. These options have a weighted-average

exercise price of $23.51 and an average remaining term of approximately 2.7 years. The options are administered pursuant to the terms of the plan under which the option originally was granted. No future awards will be granted under these acquired plans.

(3) Excludes SARs to acquire 42,467,803 shares of common stock of the Company with exercise prices above $30.48, the closing price of a share of our common stock as reported on the NYSE on December 31, 2009.

(4) Includes 9,326,472 shares of common stock available for future issuance under the Employee Stock Purchase Plan as of December 31, 2009, and 63,451,460 shares available under the 2002 Stock Incentive Plan as of December 31, 2009. Shares available under the 2002 Stock Incentive Plan may become the subject of future awards in the form of stock options, SARs, restricted stock, restricted stock units, performance awards and other stock-based awards, except that only 15,274,665 of these shares are available for future grants of awards other than stock options or SARs.

The information required by Item 403 of Regulation S-K will be included under the heading "Security Ownership of Certain Beneficial Owners and Management" in our definitive proxy statement for our Annual Meeting of Shareholders to be held May 25, 2010, and such required information is incorporated herein by reference.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by Items 404 and 407(a) of Regulation S-K will be included under the headings "Certain Relationships and Transactions" and "Corporate Governance" in our definitive proxy statement for the Annual Meeting of Shareholders to be held May 25, 2010, and such required information is incorporated herein by reference.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by Item 9(e) of Schedule 14A will be included under the heading "Independent Registered Public Accounting Firm" in our definitive proxy statement for the Annual Meeting of Shareholders to be held May 25, 2010, and such required information is incorporated herein by reference.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) 1. *Financial Statements*

The financial statements are included under Item 8 of this report:

Consolidated Statements of Operations for the year ended December 31, 2009, 2008 and 2007.

Consolidated Balance Sheets as of December 31, 2009 and 2008.

Consolidated Statements of Changes in Shareholders' Equity for the year ended December 31, 2009, 2008 and 2007.

Consolidated Statements of Cash Flows for the year ended December 31, 2009, 2008 and 2007.

Notes to the Consolidated Financial Statements.

Reports of Independent Registered Public Accounting Firm.

2. *Financial Statement Schedules*

The following financial statement schedule of the Company is included in Item 15(c):

Schedule I — Condensed Financial Information of Registrant (Parent Company Only).

All other schedules for which provision is made in the applicable accounting regulations of the SEC are not required under the related instructions, are inapplicable, or the required information is included in the consolidated financial statements, and therefore have been omitted.

3. *Exhibits***

3.1 Third Restated Articles of Incorporation of UnitedHealth Group Incorporated (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K dated May 29, 2007)

3.2 Fourth Amended and Restated Bylaws of UnitedHealth Group Incorporated (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K dated October 23, 2009)

4.1 Senior Indenture, dated as of November 15, 1998, between United HealthCare Corporation and The Bank of New York (incorporated by reference to Exhibit 4.1 to the Company's Registration Statement on Form S-3/A, SEC File Number 333-66013, filed on January 11, 1999)

4.2 Amendment, dated as of November 6, 2000, to Senior Indenture, dated as of November 15, 1998, between the UnitedHealth Group Incorporated and The Bank of New York (incorporated by reference to Exhibit 4.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2001)

4.3 Instrument of Resignation, Appointment and Acceptance of Trustee, dated January 8, 2007, pursuant to the Senior Indenture, dated November 15, 1988, amended November 6, 2000, among UnitedHealth Group Incorporated, The Bank of New York and Wilmington Trust Company (incorporated by reference to Exhibit 4.3 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2007)

4.4 Indenture, dated as of February 4, 2008, between UnitedHealth Group Incorporated and U.S. Bank National Association (incorporated by reference to Exhibit 4.1 to the Company's Registration Statement on Form S-3, SEC File Number 333-149031, filed on February 4, 2008)

*10.1	UnitedHealth Group Incorporated 2002 Stock Incentive Plan, Amended and Restated Effective May 15, 2002 (incorporated by reference to Exhibit 10(a) to the Company's Annual Report on Form 10-K for the year ended December 31, 2002)
*10.2	Amendment to the UnitedHealth Group Incorporated 2002 Stock Incentive Plan (incorporated by reference to Exhibit 10.2 to the Company's Annual Report on Form 10-K for the year ended December 31, 2008)
*10.3	Form of Agreement for Initial Stock Option Award to Non-Employee Directors under the Company's 2002 Stock Incentive Plan, as amended on April 17, 2007 (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2007)
*10.4	Form of Agreement for Stock Option Award to Non-Employee Directors under the Company's 2002 Stock Incentive Plan, as amended on October 31, 2006 (incorporated by reference to Exhibit 10(d) to the Company's Annual Report on Form 10-K for the year ended December 31, 2006)
*10.5	Form of Agreement for Initial Restricted Stock Unit Award to Non-Employee Directors under the Company's 2002 Stock Incentive Plan, as amended on April 17, 2007 (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2007)
*10.6	Form of Stock Appreciation Rights Award Agreement to Non-Employee Directors under the Company's 2002 Stock Incentive Plan, as amended on October 31, 2006 (incorporated by reference to Exhibit 10(e) to the Company's Annual Report on Form 10-K for the year ended December 31, 2006)
*10.7	Form of Agreement for Stock Option Award to Executives under the Company's 2002 Stock Incentive Plan, effective as of October 23, 2009 (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K dated October 23, 2009)
*10.8	Form of Agreement for Restricted Stock Award to Executives under the Company's 2002 Stock Incentive Plan, effective as of October 23, 2009 (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K dated October 23, 2009)
*10.9	Form of Agreement for Restricted Stock Unit Award to Executives under the Company's 2002 Stock Incentive Plan, effective as of October 23, 2009 (incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K dated October 23, 2009)
*10.10	Form of Agreement for Stock Appreciation Rights Award to Executives under the Company's 2002 Stock Incentive Plan, effective as of October 23, 2009 (incorporated by reference to Exhibit 10.4 to the Company's Current Report on Form 8-K dated October 23, 2009)
*10.11	Form of Agreement for Performance-based Restricted Stock Unit Award to Executives under the Company's 2002 Stock Incentive Plan, effective as of October 23, 2009 (incorporated by reference to Exhibit 10.5 to the Company's Current Report on Form 8-K dated October 23, 2009)
*10.12	Amended and Restated UnitedHealth Group Incorporated Executive Incentive Plan (2009 Statement), effective as of December 31, 2008 (incorporated by reference to Exhibit 10.12 to the Company's Annual Report on Form 10-K for the year ended December 31, 2008)
*10.13	Amended and Restated UnitedHealth Group Incorporated 2008 Executive Incentive Plan, effective as of December 31, 2008 (incorporated by reference to Exhibit 10.13 to the Company's Annual Report on Form 10-K for the year ended December 31, 2008)
*10.14	UnitedHealth Group Executive Savings Plan (2004 Statement) (incorporated by reference to Exhibit 10(e) of the Company's Annual Report on Form 10-K for the year ended December 31, 2003)
*10.15	First Amendment to UnitedHealth Group Executive Savings Plan (2004 Statement) (incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K dated October 31, 2006)

*10.16	Second Amendment to UnitedHealth Group Executive Savings Plan (2004 Statement) (incorporated by reference to Exhibit 10.13 to the Company's Annual Report on Form 10-K for the year ended December 31, 2007)
*10.17	Third Amendment to UnitedHealth Group Executive Savings Plan (2004 Statement) (incorporated by reference to Exhibit 10.17 to the Company's Annual Report on Form 10-K for the year ended December 31, 2008)
*10.18	Summary of Non-Management Director Compensation, effective as of July 1, 2009 (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2009)
*10.19	UnitedHealth Group Directors' Compensation Deferral Plan (2009 Statement) (incorporated by reference to Exhibit 10.18 to the Company's Annual Report on Form 10-K for the year ended December 31, 2008)
*10.20	Amendment to the UnitedHealth Group Directors' Compensation Deferral Plan, effective as of January 1, 2010
*10.21	Employment Agreement, dated as of November 7, 2006, between UnitedHealth Group Incorporated and Stephen J. Hemsley (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K dated November 7, 2006)
*10.22	Agreement for Supplemental Executive Retirement Pay, effective April 1, 2004, between UnitedHealth Group Incorporated and Stephen J. Hemsley (incorporated by reference to Exhibit 10(b) to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2004)
*10.23	Amendment to Agreement for Supplemental Executive Retirement Pay, dated as of November 7, 2006, between UnitedHealth Group Incorporated and Stephen J. Hemsley (incorporated by reference to Exhibit A to Exhibit 10.1 to the Company's Current Report on Form 8-K dated November 7, 2006)
*10.24	Amendment to Employment Agreement and Agreement for Supplemental Executive Retirement Pay, effective as of December 31, 2008, between United HealthCare Services, Inc. and Stephen J. Hemsley (incorporated by reference to Exhibit 10.22 to the Company's Annual Report on Form 10-K for the year ended December 31, 2008)
*10.25	Letter Agreement, effective as of February 19, 2008, by and between UnitedHealth Group Incorporated and Stephen J. Hemsley (incorporated by reference to Exhibit 10.22 to the Company's Annual Report on Form 10-K for the year ended December 31, 2007)
*10.26	Employment Agreement, effective as of November 7, 2006, by and between United HealthCare Services, Inc. and George L. Mikan III (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K dated January 30, 2007)
*10.27	Amendment to Employment Agreement, effective as of December 31, 2008, between United HealthCare Services, Inc. and George L. Mikan III (incorporated by reference to Exhibit 10.25 to the Company's Annual Report on Form 10-K for the year ended December 31, 2008)
*10.28	Employment Agreement, dated as of April 10, 2007, between United HealthCare Services, Inc. and William A. Munsell (incorporated by reference to Exhibit 10.24 to the Company's Annual Report on Form 10-K for the year ended December 31, 2007)
*10.29	Amendment to Employment Agreement, effective as of December 31, 2008, between United HealthCare Services, Inc. and William A. Munsell (incorporated by reference to Exhibit 10.27 to the Company's Annual Report on Form 10-K for the year ended December 31, 2008)
*10.30	Employment Agreement, effective as of April 12, 2007, between United HealthCare Services, Inc. and Anthony Welters (incorporated by reference to Exhibit 10.28 to the Company's Annual Report on Form 10-K for the year ended December 31, 2007)

*10.31	Amendment to Employment Agreement, effective as of December 31, 2008, between United HealthCare Services, Inc. and Anthony Welters (incorporated by reference to Exhibit 10.35 to the Company's Annual Report on Form 10-K for the year ended December 31, 2008)
*10.32	Employment Agreement, effective as of January 29, 2009, between United HealthCare Services, Inc. and Larry C. Renfro (incorporated by reference to Exhibit 10.40 to the Company's Annual Report on Form 10-K for the year ended December 31, 2008)
11.1	Statement regarding computation of per share earnings (incorporated by reference to the information contained under the heading "Net Earnings Per Common Share" in Note 2 to the Notes to Consolidated Financial Statements included under Item 8)
12.1	Ratio of Earnings to Fixed Charges
21.1	Subsidiaries of the Company
23.1	Consent of Independent Registered Public Accounting Firm
24.1	Power of Attorney
31.1	Certifications pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1	Certifications pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
101	The following materials from UnitedHealth Group Incorporated's Annual Report on Form 10-K for the year ended December 31, 2009, filed on February 10, 2010, formatted in XBRL (eXtensible Business Reporting Language): (i) Consolidated Balance Sheets, (ii) Consolidated Statements of Operations, (iii) Consolidated Statements of Changes in Shareholders' Equity, (iv) Consolidated Statements of Cash Flows, and (v) Notes to the Consolidated Financial Statements, tagged as blocks of text.

---

* Denotes management contracts and compensation plans in which certain directors and named executive officers participate and which are being filed pursuant to Item 601(b)(10)(iii)(A) of Regulation S-K.

** Pursuant to Item 601(b)(4)(iii) of Regulation S-K, copies of instruments defining the rights of certain holders of long-term debt are not filed. The Company will furnish copies thereof to the SEC upon request(c) Financial Statement Schedule

(c) Financial Statement Schedule

Schedule I — Condensed Financial Information of Registrant (Parent Company Only).

Schedule I

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of UnitedHealth Group Incorporated and subsidiaries:

We have audited the consolidated financial statements of UnitedHealth Group Incorporated and subsidiaries (the "Company") as of December 31, 2009 and 2008, and for each of the three years in the period ended December 31, 2009, and the Company's internal control over financial reporting as of December 31, 2009, and have issued our reports thereon dated February 10, 2010; such consolidated financial statements and reports are included in your 2009 Annual Report to Stockholders and are incorporated herein by reference. Our audits also included the consolidated financial statement schedule of the Company listed in Item 15. This consolidated financial statement schedule is the responsibility of the Company's management. Our responsibility is to express an opinion based on our audits. In our opinion, the consolidated financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

/s/ DELOITTE & TOUCHE LLP

Minneapolis, MN
February 10, 2010

Schedule I

Condensed Financial Information of Registrant
(Parent Company Only)
UnitedHealth Group
Condensed Balance Sheets

(in millions, except per share data)	December 31, 2009	December 31, 2008
ASSETS		
Current assets:		
Cash and cash equivalents	$ 2,309	$ 880
Deferred income taxes	163	169
Prepaid expenses and other current assets	61	196
Total current assets	2,533	1,245
Equity in net assets of subsidiaries	32,812	32,636
Other assets	60	685
TOTAL ASSETS	$35,405	$34,566
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Accounts payable and accrued liabilities	$ 522	$ 805
Note payable to subsidiary	100	100
Commercial paper and current maturities of long-term debt	2,164	1,456
Total current liabilities	2,786	2,361
Long-term debt, less current maturities	9,009	11,338
Deferred income taxes and other liabilities	4	87
Total liabilities	11,799	13,786
Commitments and contingencies (Note 3)		
Shareholders' equity:		
Preferred stock, $0.001 par value — 10 shares authorized; no shares issued or outstanding	—	—
Common stock, $0.01 par value — 3,000 shares authorized; 1,147 and 1,201 issued and outstanding	11	12
Additional paid-in capital	—	38
Retained earnings	23,342	20,782
Accumulated other comprehensive (loss) income:		
Net unrealized gains (losses) on investments, net of tax effects	277	(30)
Foreign currency translation loss	(24)	(22)
Total shareholders' equity	23,606	20,780
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$35,405	$34,566

See Notes to the Condensed Financial Statements of Registrant.

Schedule I

Condensed Financial Information of Registrant
(Parent Company Only)
UnitedHealth Group
Condensed Statements of Operations

(in millions)	For the Year Ended December 31, 2009	2008	2007
REVENUES:			
Investment and other income	$ 10	$ 20	$ 78
Total revenues	10	20	78
OPERATING COSTS:			
Operating costs	5	1,256	57
Interest expense	509	565	458
Total operating costs	514	1,821	515
LOSS BEFORE INCOME TAXES	(504)	(1,801)	(437)
Benefit for income taxes	172	641	159
LOSS OF PARENT COMPANY	(332)	(1,160)	(278)
Equity in undistributed income of subsidiaries	4,154	4,137	4,932
NET EARNINGS	$3,822	$ 2,977	$4,654

See Notes to the Condensed Financial Statements of Registrant.

Schedule I

Condensed Financial Information of Registrant
(Parent Company Only)
UnitedHealth Group
Condensed Statements of Cash Flows

(in millions)	For the Year Ended December 31, 2009	2008	2007
OPERATING ACTIVITIES			
Cash flows from operating activities	$ 5,065	$ 3,962	$ 4,178
INVESTING ACTIVITIES			
Capital contributions to subsidiaries	(90)	(7)	(1,272)
Cash paid for acquisitions	(1,045)	(4,419)	(270)
Cash received from dispositions	—	185	—
Cash flows used for investing activities	(1,135)	(4,241)	(1,542)
FINANCING ACTIVITIES			
(Repayments of) proceeds from commercial paper, net	(99)	(1,346)	947
Proceeds from issuance of long-term debt	—	2,981	3,582
Payments for retirement of long-term debt	(1,350)	(500)	(950)
Proceeds from interest rate swap termination	513	—	—
Repayment of note to subsidiary	—	—	(60)
Proceeds from issuance of note to subsidiary	—	100	—
Common stock repurchases	(1,801)	(2,684)	(6,599)
Proceeds from common stock issuances	282	299	712
Share-based compensation excess tax benefits	38	62	303
Dividends paid	(36)	(37)	(40)
Other	(48)	(143)	(30)
Cash flows used for financing activities	(2,501)	(1,268)	(2,135)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	1,429	(1,547)	501
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	880	2,427	1,926
CASH AND CASH EQUIVALENTS, END OF PERIOD	$ 2,309	$ 880	$ 2,427
Supplemental cash flow disclosures			
Cash paid for interest	$ 485	$ 547	$ 469
Cash paid for income taxes	$ 2,048	$ 1,882	$ 2,277

See Notes to the Condensed Financial Statements of Registrant.

Schedule I

Condensed Financial Information of Registrant
(Parent Company Only)
UnitedHealth Group
Notes to Condensed Financial Statements
For the Years Ended December 31, 2009, 2008 and 2007

1. Basis of Presentation

UnitedHealth Group's parent company financial information has been derived from its consolidated financial statements and should be read in conjunction with the consolidated financial statements included in this Form 10-K. The accounting policies for the registrant are the same as those described in the Summary of Significant Accounting Policies in Note 2 of Notes to the Consolidated Financial Statements.

2. Subsidiary Transactions

Investment in Subsidiaries. UnitedHealth Group's investment in subsidiaries is stated at cost plus equity in undistributed earnings of subsidiaries.

Dividends. Cash dividends received from subsidiaries and included in Cash Flows from Operating Activities in the Condensed Statements of Cash Flows were $5.4 billion, $1.8 billion and $3.8 billion in 2009, 2008 and 2007, respectively.

3. Commercial Paper and Long-Term Debt

Further discussion of maturities of commercial paper and long-term debt can be found in Note 9 of Notes to the Consolidated Financial Statements.

4. Commitments and Contingencies

Operating costs for 2008 included $350 million for the settlement of class action litigation related to reimbursement for out-of-network medical services. For detail on the proposed settlement and other commitments and contingencies, see Note 14 of Notes to the Consolidated Financial Statements.

5. Acquisitions

See Note 3 of Notes to the Consolidated Financial Statements for a description of acquisitions.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: February 10, 2010

UNITEDHEALTH GROUP INCORPORATED

By /s/ STEPHEN J. HEMSLEY

Stephen J. Hemsley
President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/S/ STEPHEN J. HEMSLEY **Stephen J. Hemsley**	Director, President and Chief Executive Officer (principal executive officer)	February 10, 2010
/S/ GEORGE L. MIKAN III **George L. Mikan III**	Executive Vice President and Chief Financial Officer (principal financial officer)	February 10, 2010
/S/ ERIC S. RANGEN **Eric S. Rangen**	Senior Vice President and Chief Accounting Officer (principal accounting officer)	February 10, 2010
* **William C. Ballard, Jr.**	Director	February 10, 2010
* **Richard T. Burke**	Director	February 10, 2010
* **Robert J. Darretta**	Director	February 10, 2010
* **Michele J. Hooper**	Director	February 10, 2010
* **Douglas W. Leatherdale**	Director	February 10, 2010
* **Glenn M. Renwick**	Director	February 10, 2010
Kenneth I. Shine	Director	February 10, 2010
* **Gail R. Wilensky**	Director	February 10, 2010

*By /s/ CHRISTOPHER J. WALSH

Christopher J. Walsh,
As Attorney-in-Fact

EXHIBIT INDEX**

3.1 Third Restated Articles of Incorporation of UnitedHealth Group Incorporated (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K dated May 29, 2007)

3.2 Fourth Amended and Restated Bylaws of UnitedHealth Group Incorporated (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K dated October 23, 2009)

4.1 Senior Indenture, dated as of November 15, 1998, between United HealthCare Corporation and The Bank of New York (incorporated by reference to Exhibit 4.1 to the Company's Registration Statement on Form S-3/A, SEC File Number 333-66013, filed on January 11, 1999)

4.2 Amendment, dated as of November 6, 2000, to Senior Indenture, dated as of November 15, 1998, between the UnitedHealth Group Incorporated and The Bank of New York (incorporated by reference to Exhibit 4.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2001)

4.3 Instrument of Resignation, Appointment and Acceptance of Trustee, dated January 8, 2007, pursuant to the Senior Indenture, dated November 15, 1988, amended November 6, 2000, among UnitedHealth Group Incorporated, The Bank of New York and Wilmington Trust Company (incorporated by reference to Exhibit 4.3 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2007)

4.4 Indenture, dated as of February 4, 2008, between UnitedHealth Group Incorporated and U.S. Bank National Association (incorporated by reference to Exhibit 4.1 to the Company's Registration Statement on Form S-3, SEC File Number 333-149031, filed on February 4, 2008)

*10.1 UnitedHealth Group Incorporated 2002 Stock Incentive Plan, Amended and Restated Effective May 15, 2002 (incorporated by reference to Exhibit 10(a) to the Company's Annual Report on Form 10-K for the year ended December 31, 2002)

*10.2 Amendment to the UnitedHealth Group Incorporated 2002 Stock Incentive Plan (incorporated by reference to Exhibit 10.2 to the Company's Annual Report on Form 10-K for the year ended December 31, 2008)

*10.3 Form of Agreement for Initial Stock Option Award to Non-Employee Directors under the Company's 2002 Stock Incentive Plan, as amended on April 17, 2007 (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2007)

*10.4 Form of Agreement for Stock Option Award to Non-Employee Directors under the Company's 2002 Stock Incentive Plan, as amended on October 31, 2006 (incorporated by reference to Exhibit 10(d) to the Company's Annual Report on Form 10-K for the year ended December 31, 2006)

*10.5 Form of Agreement for Initial Restricted Stock Unit Award to Non-Employee Directors under the Company's 2002 Stock Incentive Plan, as amended on April 17, 2007 (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2007)

*10.6 Form of Stock Appreciation Rights Award Agreement to Non-Employee Directors under the Company's 2002 Stock Incentive Plan, as amended on October 31, 2006 (incorporated by reference to Exhibit 10(e) to the Company's Annual Report on Form 10-K for the year ended December 31, 2006)

*10.7 Form of Agreement for Stock Option Award to Executives under the Company's 2002 Stock Incentive Plan, effective as of October 23, 2009 (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K dated October 23, 2009)

*10.8 Form of Agreement for Restricted Stock Award to Executives under the Company's 2002 Stock Incentive Plan, effective as of October 23, 2009 (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K dated October 23, 2009)

*10.9	Form of Agreement for Restricted Stock Unit Award to Executives under the Company's 2002 Stock Incentive Plan, effective as of October 23, 2009 (incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K dated October 23, 2009)
*10.10	Form of Agreement for Stock Appreciation Rights Award to Executives under the Company's 2002 Stock Incentive Plan, effective as of October 23, 2009 (incorporated by reference to Exhibit 10.4 to the Company's Current Report on Form 8-K dated October 23, 2009)
*10.11	Form of Agreement for Performance-based Restricted Stock Unit Award to Executives under the Company's 2002 Stock Incentive Plan, effective as of October 23, 2009 (incorporated by reference to Exhibit 10.5 to the Company's Current Report on Form 8-K dated October 23, 2009)
*10.12	Amended and Restated UnitedHealth Group Incorporated Executive Incentive Plan (2009 Statement), effective as of December 31, 2008 (incorporated by reference to Exhibit 10.12 to the Company's Annual Report on Form 10-K for the year ended December 31, 2008)
*10.13	Amended and Restated UnitedHealth Group Incorporated 2008 Executive Incentive Plan, effective as of December 31, 2008 (incorporated by reference to Exhibit 10.13 to the Company's Annual Report on Form 10-K for the year ended December 31, 2008)
*10.14	UnitedHealth Group Executive Savings Plan (2004 Statement) (incorporated by reference to Exhibit 10(e) of the Company's Annual Report on Form 10-K for the year ended December 31, 2003)
*10.15	First Amendment to UnitedHealth Group Executive Savings Plan (2004 Statement) (incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K dated October 31, 2006)
*10.16	Second Amendment to UnitedHealth Group Executive Savings Plan (2004 Statement) (incorporated by reference to Exhibit 10.13 to the Company's Annual Report on Form 10-K for the year ended December 31, 2007)
*10.17	Third Amendment to UnitedHealth Group Executive Savings Plan (2004 Statement) (incorporated by reference to Exhibit 10.17 to the Company's Annual Report on Form 10-K for the year ended December 31, 2008)
*10.18	Summary of Non-Management Director Compensation, effective as of July 1, 2009 (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2009)
*10.19	UnitedHealth Group Directors' Compensation Deferral Plan (2009 Statement) (incorporated by reference to Exhibit 10.18 to the Company's Annual Report on Form 10-K for the year ended December 31, 2008)
*10.20	Amendment to the UnitedHealth Group Directors' Compensation Deferral Plan, effective as of January 1, 2010
*10.21	Employment Agreement, dated as of November 7, 2006, between UnitedHealth Group Incorporated and Stephen J. Hemsley (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K dated November 7, 2006)
*10.22	Agreement for Supplemental Executive Retirement Pay, effective April 1, 2004, between UnitedHealth Group Incorporated and Stephen J. Hemsley (incorporated by reference to Exhibit 10(b) to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2004)
*10.23	Amendment to Agreement for Supplemental Executive Retirement Pay, dated as of November 7, 2006, between UnitedHealth Group Incorporated and Stephen J. Hemsley (incorporated by reference to Exhibit A to Exhibit 10.1 to the Company's Current Report on Form 8-K dated November 7, 2006)

*10.24 Amendment to Employment Agreement and Agreement for Supplemental Executive Retirement Pay, effective as of December 31, 2008, between United HealthCare Services, Inc. and Stephen J. Hemsley (incorporated by reference to Exhibit 10.22 to the Company's Annual Report on Form 10-K for the year ended December 31, 2008)

*10.25 Letter Agreement, effective as of February 19, 2008, by and between UnitedHealth Group Incorporated and Stephen J. Hemsley (incorporated by reference to Exhibit 10.22 to the Company's Annual Report on Form 10-K for the year ended December 31, 2007)

*10.26 Employment Agreement, effective as of November 7, 2006, by and between United HealthCare Services, Inc. and George L. Mikan III (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K dated January 30, 2007)

*10.27 Amendment to Employment Agreement, effective as of December 31, 2008, between United HealthCare Services, Inc. and George L. Mikan III (incorporated by reference to Exhibit 10.25 to the Company's Annual Report on Form 10-K for the year ended December 31, 2008)

*10.28 Employment Agreement, dated as of April 10, 2007, between United HealthCare Services, Inc. and William A. Munsell (incorporated by reference to Exhibit 10.24 to the Company's Annual Report on Form 10-K for the year ended December 31, 2007)

*10.29 Amendment to Employment Agreement, effective as of December 31, 2008, between United HealthCare Services, Inc. and William A. Munsell (incorporated by reference to Exhibit 10.27 to the Company's Annual Report on Form 10-K for the year ended December 31, 2008)

*10.30 Employment Agreement, effective as of April 12, 2007, between United HealthCare Services, Inc. and Anthony Welters (incorporated by reference to Exhibit 10.28 to the Company's Annual Report on Form 10-K for the year ended December 31, 2007)

*10.31 Amendment to Employment Agreement, effective as of December 31, 2008, between United HealthCare Services, Inc. and Anthony Welters (incorporated by reference to Exhibit 10.35 to the Company's Annual Report on Form 10-K for the year ended December 31, 2008)

*10.32 Employment Agreement, effective as of January 29, 2009, between United HealthCare Services, Inc. and Larry C. Renfro (incorporated by reference to Exhibit 10.40 to the Company's Annual Report on Form 10-K for the year ended December 31, 2008)

11.1 Statement regarding computation of per share earnings (incorporated by reference to the information contained under the heading "Net Earnings Per Common Share" in Note 2 to the Notes to Consolidated Financial Statements included under Item 8)

12.1 Ratio of Earnings to Fixed Charges

21.1 Subsidiaries of the Company

23.1 Consent of Independent Registered Public Accounting Firm

24.1 Power of Attorney

31.1 Certifications pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

32.1 Certifications pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

101 The following materials from UnitedHealth Group Incorporated's Annual Report on Form 10-K for the year ended December 31, 2009, filed on February 10, 2010, formatted in XBRL (eXtensible Business Reporting Language): (i) Consolidated Balance Sheets, (ii) Consolidated Statements of Operations, (iii) Consolidated Statements of Changes in Shareholders' Equity, (iv) Consolidated Statements of Cash Flows, and (v) Notes to the Consolidated Financial Statements, tagged as blocks of text.

* Denotes management contracts and compensation plans in which certain directors and named executive officers participate and which are being filed pursuant to Item 601(b)(10)(iii)(A) of Regulation S-K.

** Pursuant to Item 601(b)(4)(iii) of Regulation S-K, copies of instruments defining the rights of certain holders of long-term debt are not filed. The Company will furnish copies thereof to the SEC upon request(c) Financial Statement Schedule

EXHIBIT 31.1

CERTIFICATIONS PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

Certification of Principal Executive Officer

I, Stephen J. Hemsley, certify that:

1. I have reviewed this Annual Report on Form 10-K of UnitedHealth Group Incorporated (the "registrant");

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

February 10, 2010

/s/ STEPHEN J. HEMSLEY

Stephen J. Hemsley
President and Chief Executive Officer

Certification of Principal Financial Officer

I, George L. Mikan III, certify that:

1. I have reviewed this Annual Report on Form 10-K of UnitedHealth Group Incorporated (the "registrant");

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

February 10, 2010

/s/ GEORGE L. MIKAN III

George L. Mikan III
Executive Vice President and
Chief Financial Officer

EXHIBIT 32.1

CERTIFICATIONS PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

Certification of Principal Executive Officer

In connection with the Annual Report of UnitedHealth Group Incorporated (the "Company") on Form 10-K for the period ended December 31, 2009 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Stephen J. Hemsley, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

February 10, 2010

/s/ STEPHEN J. HEMSLEY

Stephen J. Hemsley
President and Chief Executive Officer

Certification of Principal Financial Officer

In connection with the Annual Report of UnitedHealth Group Incorporated (the "Company") on Form 10-K for the period ended December 31, 2009 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, George L. Mikan III, certify pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

February 10, 2010

/s/ GEORGE L. MIKAN III

George L. Mikan III
Executive Vice President and
Chief Financial Officer